
13002076

KBS | Strategic Opportunity REIT

Disciplined Performance

2012 FORM 10-K & PROXY STATEMENT FOR 2013 ANNUAL MEETING

KBS | Strategic Opportunity REIT — Stockholder Information

Annual Meeting / Poxy Information

Annual Meeting
July 8, 2013 at 9:00 am (PDT)
The Island Hotel
690 Newport Center Drive
Newport Beach, CA 92660

Proxy Related Questions
For questions regarding your proxy vote, or for assistance with your proxy materials, please contact Broadridge Financial Solutions, Inc. at: (877) 721-8341.

Company / Account Information

For Company information and shareholder mailings or for account information or updates such as an address change or other changes, please contact your financial professional or the account administration department for KBS Strategic Opportunity REIT at:

KBS Strategic Opportunity REIT, Inc.
Account Administration Department
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105
(866) 584-1381

Board of Directors and Executive Officers

Keith D. Hall
Chief Executive Officer and Director
Co-Founder, KBS Capital Advisors

Peter McMillan III
Chairman of the Board, President and Director
Co-Founder, KBS Capital Advisors

David E. Snyder
Chief Financial Officer, Treasurer and Secretary
Chief Financial Officer, KBS Capital Advisors

Stacie K. Yamane
Chief Accounting Officer
Chief Accounting Officer, Portfolio Accounting, KBS Capital Advisors

Michael L. Meyer
Independent Director
Principal, TwinRock Partners
Former Managing Partner, Orange County offices of E&Y Kenneth Leventhal Real Estate Group

William M. Petak
Independent Director
Managing Principal, CorAmerica Capital LLC
Founding Member and Chairman of the Board, Richard S. Ziman Center for Real Estate, University of California, Los Angeles

Eric J. Smith
Independent Director
Former Managing Director, Fixed Income Sales, Credit Suisse, Securitized Products Unit





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012
OR


SEC MAIL
PROCESSING
RECEIVED
APR 2 2 2013
WASH, DC
193
SECTION

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______
Commission file number 000-54382

KBS STRATEGIC OPPORTUNITY REIT, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	26-3842535
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
620 Newport Center Drive, Suite 1300 Newport Beach, California	**92660**
(Address of Principal Executive Offices)	(Zip Code)

(949) 417-6500
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment of this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☒

There is no established market for the Registrant's shares of common stock. The Registrant has made an initial public offering of its shares of common stock pursuant to a Registration Statement on Form S-11. The Registrant ceased offering shares of common stock in its primary offering on November 14, 2012. The last price paid to acquire a share in the Registrants primary offering was $10.00 per share, with discounts available for certain categories of purchasers. There were approximately 31,715,219 shares of common stock held by non-affiliates as of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter.

As of March 4, 2013, there were 58,121,547 outstanding shares of common stock of the Registrant.

Documents Incorporated by Reference:

Registrant incorporates by reference in Part III (Items 10, 11, 12, 13 and 14) of this Form 10-K portions of its Definitive Proxy Statement for its 2013 Annual Meeting of Stockholders.

10-K

10-K

TABLE OF CONTENTS

10-K

FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report on Form 10-K are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of KBS Strategic Opportunity REIT, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all of the risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

- We have a limited operating history. This inexperience makes our future performance difficult to predict.
- All of our executive officers and some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, our dealer manager and other KBS-affiliated entities. As a result, they face conflicts of interest, including significant conflicts created by our advisor's compensation arrangements with us and other KBS-advised programs and investors and conflicts in allocating time among us and these other programs and investors. These conflicts could result in unanticipated actions. Fees paid to our advisor in connection with transactions involving the origination, acquisition and management of our investments are based on the cost of the investment, not on the quality of the investment or services rendered to us. This arrangement could influence our advisor to recommend riskier transactions to us.
- We pay substantial fees to and expenses of our advisor and its affiliates and in connection with our initial public offering, we paid substantial fees to participating broker-dealers. These payments increase the risk that our stockholders will not earn a profit on their investment in us and increase our stockholders' risk of loss.
- We have paid distributions from financings and expect that in the future we may not pay distributions solely from our cash flow from operations or gains from asset sales. To the extent that we pay distributions from sources other than our cash flow from operations or gains from asset sales, we will have less funds available for investment in loans, properties and other assets, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.
- We currently have substantial uninvested proceeds raised from our initial public offering, which we are seeking to invest on attractive terms. If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions. Delays in finding suitable investments may adversely affect stockholder returns.
- Continued disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to implement our business strategy and generate returns to stockholders.
- We have invested, and may continue to invest, in residential and commercial mortgage-backed securities, collateralized debt obligations and other structured debt securities as well as real estate-related loans. Many of these types of investments have become illiquid and considerably less valuable over the past three years. This reduced liquidity and decrease in value caused financial hardship for many investors in these assets. Many investors did not fully appreciate the risks of such investments. Our investments in these assets may not be successful.
- We have focused, and expect to continue to focus, our investments in non-performing real estate and real estate-related loans, real estate-related loans secured by non-stabilized assets and real estate-related debt securities in distressed debt, which involves more risk than in performing real estate and debt.
- We cannot predict with any certainty how much, if any, of our dividend reinvestment plan proceeds will be available for general corporate purposes, including, but not limited to, the redemption of shares under our share redemption program, future funding obligations under any real estate loans receivable we acquire, the funding of capital expenditures on our real estate investments, or the repayment of debt. If such funds are not available from the dividend reinvestment plan offering, then we may have to use a greater proportion of our cash flow from operations to meet these cash requirements, which would reduce cash available for distributions and could limit our ability to redeem shares under our share redemption program.

- Our opportunistic investment strategy involves a higher risk of loss than would a strategy of investing in some other types of real estate and real estate-related investments.
- We depend on tenants for our revenue and, accordingly, our revenue is dependent upon the success and economic viability of our tenants. Revenues from our property investments could decrease due to a reduction in tenants (caused by factors including, but not limited to, tenant defaults, tenant insolvency, early termination of tenant leases and non-renewal of existing tenant leases) and/or lower rental rates, limiting our ability to pay distributions to our stockholders.

All forward-looking statements should be read in light of the risks identified in Part I, Item 1A of this Annual Report on Form 10-K.

PART I

ITEM 1. BUSINESS

Overview

KBS Strategic Opportunity REIT, Inc. was formed on October 8, 2008 as a Maryland corporation and elected to be taxed as a real estate investment trust ("REIT") beginning with the taxable year ending December 31, 2010. As used herein, the terms "we," "our" and "us" refer to KBS Strategic Opportunity REIT, Inc. and as required by context, KBS Strategic Opportunity Limited Partnership, a Delaware limited partnership formed on December 10, 2008 (the "Operating Partnership"), and its subsidiaries. We conduct our business primarily through our Operating Partnership, of which we are the sole general partner. Subject to certain restrictions and limitations, our business is managed by KBS Capital Advisors LLC ("KBS Capital Advisors"), our external advisor, pursuant to an advisory agreement. Our advisor conducts our operations and manages our portfolio of real estate-related investments. Our advisor owns 20,000 shares of our common stock. We have no paid employees.

We intend to use substantially all of the net proceeds from the primary portion of our initial public offering to invest in and manage a diverse portfolio of opportunistic real estate, real estate-related loans, real estate-related debt securities and other real estate-related investments. Such investments have included, and are expected to continue to include, non-performing loans (which have resulted in, and may continue to result in, our acquisition of the underlying property securing the loan through foreclosure or similar processes), non-stabilized or undeveloped properties, commercial mortgage backed securities ("CMBS") and other opportunistic real estate-related assets. We may also invest in entities that make similar investments. As of December 31, 2012, we owned eight office properties, one office campus consisting of nine buildings, one office portfolio consisting of five office buildings (of which one office building was held for sale as of December 31, 2012) and 43 acres of undeveloped land, one industrial/flex property, one retail property, 1,375 acres of undeveloped land, two CMBS investments, two real estate loans receivable and one investment in an unconsolidated joint venture.

On January 8, 2009, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the "SEC") to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public, of which 100,000,000 shares were registered in our primary offering and 40,000,000 shares were registered under our dividend reinvestment plan. The SEC declared our registration statement effective on November 20, 2009. We ceased offering shares of common stock in our primary offering on November 14, 2012. We sold 56,586,837 shares of common stock in the primary offering for gross offering proceeds of $561.8 million. We continue to offer shares of common stock under the dividend reinvestment plan. As of December 31, 2012, we had sold 1,329,491 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $12.6 million. Also as of December 31, 2012, we had redeemed 84,944 of the shares sold in our offering for $0.8 million. Additionally, on December 29, 2011 and October 23, 2012, we issued 220,994 shares and 55,249 shares of common stock, respectively, for $2.0 million and $0.5 million, respectively, in private transactions exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

Objectives and Strategies

Our primary investment objectives are:

- to provide our stockholders with attractive and stable returns; and
- to preserve and return our stockholders' capital contributions.

We also seek to realize growth in the value of our investments by timing asset sales to maximize their value. We intend to actively pursue lending and investment opportunities that we believe will provide an attractive risk-adjusted return to our stockholders.

We intend to achieve these objectives by using substantially all of the net proceeds from our initial public offering to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. We may make our investments through loan origination and the acquisition of individual assets or by acquiring portfolios of assets, other mortgage REITs or companies with investment objectives similar to ours. We plan to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of income-producing assets that provide attractive and stable returns to our investors. We generally expect our investments to be related to real estate located in the United States and that our loans will be made to U.S.-based borrowers and denominated in U.S. currency.

Investment Strategies

We expect to use substantially all of the net proceeds from our initial public offering to invest in and manage a diverse portfolio of opportunistic real estate, real estate-related loans, real estate-related debt securities and other real estate-related investments.

Investments in Real Property

We intend to invest a portion of the proceeds from our primary offering in real property, which may include, but is not limited to, office, industrial and retail properties, hospitality properties and undeveloped residential lots. We expect that, after we invest substantially all of the proceeds from this offering, approximately 40% to 60% of our portfolio will consist of direct investments in opportunistic real estate, excluding real property that we take title to (i) as part of a portfolio of debt investments, (ii) through a loan workout, foreclosure or similar circumstances or (iii) through convertible debt investments. We consider opportunistic or enhanced-return properties to be properties with significant possibilities for short-term capital appreciation, such as non-stabilized properties, properties with moderate vacancies or near-term lease rollovers, poorly managed and positioned properties, properties owned by distressed sellers and built-to-suit properties. In addition, we expect that our real estate-related debt investments (discussed below), in particular investments in distressed debt, will, in certain circumstances, result in us owning real property as a result of a loan workout, foreclosure or similar circumstances.

Investments in Real Estate-Related Loans

We intend to invest in real estate-related loans, including first and second mortgage loans, mezzanine loans, B-Notes, bridge loans, convertible mortgages, wraparound mortgage loans, construction mortgage loans and participations in such loans. We intend to structure, underwrite and originate many of the debt products in which we invest. Our underwriting process will involve comprehensive financial, structural, operational and legal due diligence to assess the risks of investments so that we can optimize pricing and structuring. By originating loans directly, we will be able to efficiently structure a diverse range of products. For instance, we may sell some components of the debt we originate while retaining attractive, risk-adjusted strips of the debt for ourselves. Our advisor or a wholly owned subsidiary of our advisor will source our debt investments. We will pay our advisor or its subsidiary acquisition and origination fees for loans that we make or acquire and asset management fees for the loans that we hold for investment.

During the course of our initial public offering we found the most attractive loan investment opportunities in distressed debt. Distressed debt may include sub- and non-performing real estate loans acquired from financial institutions and performing loans acquired from distressed sellers. We make these investments when we believe our underwriting, credit, financing and asset management experience enables us to generate above-average risk-adjusted returns by resolving these distressed loans expeditiously through refinancings, negotiated repayments with borrowers or foreclosure and subsequent sale of the underlying property.

We do not expect non-performing loans to perform in accordance with their contractual terms, including the repayment of the principal amounts outstanding under the loans, the payment of interest at the stated amounts on the faces of the notes or the repayment of the loans upon their maturity dates. We will explore various strategies for these investments including the following: (i) restructuring the terms of the loans, (ii) negotiating with the borrowers for reduced payoffs, and (iii) enforcing our rights as lender under the loans and foreclosing on the collateral securing the loans. Historically, we have ultimately obtained title to all of the properties securing our non-performing loan investments via foreclosure or deed-in-lieu proceedings.

We continue to see opportunities in distressed debt, and as a result we expect to continue to focus our loan investments in this space and to seek to resolve them expeditiously through refinancings, negotiated repayments with borrowers or foreclosure and subsequent sale of the underlying properties. We will likely continue to obtain title to properties securing non-performing loan investments via foreclosure or deed-in-lieu proceedings, which are typically non-stabilized or otherwise not performing optimally, in connection with this investment strategy.

Investments in Real Estate-Related Debt Securities

In addition to our investments in real estate-related loans, we also expect to invest in real estate-related debt securities such as commercial and residential mortgage-backed securities and collateralized debt obligations. We may invest in any residential and commercial mortgage-backed securities, collateralized debt obligations or other real estate-related debt security that we believe will provide an attractive risk-adjusted return. While we may invest in any real estate-related debt securities, we expect that the majority of these investments would be commercial mortgage-backed securities ("CMBS").

We have acquired CMBS investments, and we may acquire additional CMBS investments in the future, but at the present time we consider our CMBS investments to be primarily a cash management strategy.

Other Possible Investments

Although we expect that most of our investments will be of the types described above, we may make other investments. In fact, we may invest in whatever types of interests in real estate- or debt-related assets that we believe are in our best interests. Although we can purchase any type of interest in real estate- or debt-related assets, our charter does limit certain types of investments.

Investment Portfolio

Investments in Real Property

As of December 31, 2012, our real estate portfolio consisted of eight office properties, one office campus consisting of nine buildings, one office portfolio consisting of five office buildings (of which one office building was held for sale as of December 31, 2012) and 43 acres of undeveloped land, one industrial/flex property, one retail property and 1,375 acres of undeveloped land encompassing 2.7 million rentable square feet. In addition, we owned one investment in an unconsolidated joint venture. For more information, see Part I, Item 2 of this Annual Report on Form 10-K.

Investments in Real Estate-Related Loans

As of December 31, 2012, our real estate-related loans portfolio consisted of two real estate loans receivable with a total book value of $71.9 million.

Investments in Real Estate-Related Debt Securities

As of December 31, 2012, our real estate-related debt securities portfolio consisted of two separate AAA-rated CMBS investments. As of December 31, 2012, the outstanding face amount and fair value of the CMBS investments were $4.8 million.

2012 Investment Highlights

During 2012, we acquired/originated:

- a nine building office campus containing 326,237 rentable square feet located on approximately 46 acres of land in Bellevue,Washington for $78.6 million plus closing costs;
- an office property containing a total of 393,502 rentable square feet located on approximately 23 acres of land in Atlanta, Georgia for $17.0 million plus closing costs;
- an office building containing 400,101 rentable square feet located on approximately 1.9 acres of land in Houston, Texas for $67.1 million plus closing costs;
- an office property containing a total of 313,873 rentable square feet located on approximately 5.6 acres of land in Houston, Texas for $36.3 million plus closing costs;
- a class A retail property containing 39,428 rentable square feet located in Burbank, California for $12.8 million plus closing costs;
- a non-performing first mortgage for $35.0 million plus closing costs;
- a non-performing first mortgage for $8.0 million plus closing costs, for which the debtor subsequently paid to us $8.4 million under a discounted payoff;
- one opportunistic first mortgage for $35.8 million plus closing costs; and
- an investment in a joint venture that owns 23 industrial properties containing 11.4 million rentable square feet for $8.0 million.

Financing Objectives

We fund our investments with proceeds from our initial public offering and have financed and expect to continue to finance a portion of our investments with debt. We will use debt financing in various forms in an effort to increase the size of our portfolio and potential returns to our stockholders. Access to low-cost capital is crucial to our business, since we earn income based on the spread between the yield on our investments and the cost of our borrowings.

We expect to use short-term financing in the form of revolving credit facilities, repurchase agreements, bridge financings and bank warehousing facilities. For longer-term funding, we may utilize securitization structures, if available, and we may place mortgage financing on any real estate investments we make.

We intend to focus our investment activities on obtaining a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. We expect that once we have fully invested the proceeds from our initial public offering, our debt financing and other liabilities will be 50% or less of the cost of our investments. There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities to 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2012, our borrowings and other liabilities were approximately 8% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets. However, we intend to place additional debt on our investments in the future to enhance our liquidity and to allow us to make additional real estate and real estate-related investments.

We do not intend to exceed the leverage limit in our charter. Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. However, high levels of debt could cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our investors, and could also be accompanied by restrictive covenants. High levels of debt could also increase the risk of being unable to refinance when loans become due, or of being unable to refinance on favorable terms, and the risk of loss with respect to assets pledged as collateral for loans.

To the extent that we do not finance our investments, our ability to make additional investments will be restricted. When interest rates are high or financing is otherwise unavailable on a timely basis, we may make certain investments with cash with the intention of obtaining a loan for a portion of the cost of the investment at a later time.

Except with respect to the borrowing limits contained in our charter, we may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: then-current economic conditions, the relative cost and availability of debt and equity capital, any investment opportunities, the ability of our investments to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to book value in connection with any change of our borrowing policies.

Disposition Policies

The period that we will hold our investments in real estate-related loans, opportunistic real estate real estate-related debt securities and other real estate-related investments will vary depending on the type of asset, interest rates and other factors. Our advisor will develop a well-defined exit strategy for each investment we make. KBS Capital Advisors will continually perform a hold-sell analysis on each asset in order to determine the optimal time to hold the asset and generate a strong return for our stockholders. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders.

Market Outlook - Real Estate and Real Estate Finance Markets

Since 2007 and the emergence of the global economic crisis, there have been persistent concerns regarding the creditworthiness and refinancing capabilities of both corporations and sovereign governments. Economies throughout the world have experienced lingering levels of high unemployment and low levels of consumer and business confidence due to a global downturn in economic activity. While some markets have shown some signs of recovery, concerns remain regarding job growth, income growth and the overall health of consumers, businesses, and governments.

Recent global economic events remain centered on the potential for the default of several European sovereign debt issuers and the impact that such an event would have on the European Union and the rest of the world's financial markets. During 2011, Standard and Poor's ("S&P") downgraded the credit rating of the United States to AA+ from AAA. In November 2012, Moody's downgraded France's sovereign debt rating to Aa1 from AAA and, in February 2013, Moody's downgraded the U.K. government debt to Aa1 from AAA as well. The global ratings agencies continue to have a number of western sovereign issuers on negative watch as governments have struggled to deal with their fiscal obligations. At the end of 2012 the U.S. government barely escaped the self-imposed fiscal cliff by enacting legislation that temporarily postponed legislated spending cuts to many government programs, commonly referred to as "sequestration," until March of 2013. European governments have had no success in resolving their own political and fiscal issues. These events continue to build in importance as government and political leaders have been unable to establish plans to correct the economic imbalances that are increasingly dominating and driving global economic performance. Uncertainty and volatility have crept back into the capital markets.

The role of the government-controlled central banks in the global capital markets continues to expand. Beginning in the fall of 2008, the U.S. government initiated a number of financial programs designed to provide financial institutions and the auto industry with the capital needed to survive the economic crisis. These programs included the Troubled Asset Relief Program ("TARP"), the Legacy Securities Public-Private Investment Program ("PPIP"), several rounds of what is known as "quantitative easing" ("QE: I, II and III"), and the maturity extension program known as "Operation Twist". Combined, these programs have provided unprecedented levels of capital to the financial markets and have pushed interest rates and the cost of debt to historical lows. Now, as the markets for hard assets have improved, concerns have shifted from deflation to inflation. Many economists have pointed to the very real possibility of new asset bubbles developing as an area of concern.

In the U.S., the banking industry has been experiencing improved earnings. This is a positive, but the relatively low growth economic environment and the slow recovery in the residential mortgage segment of the industry, has caused investors to question whether financial institutions are adequately capitalized. The credit downgrade of the United States and the continued political infighting between the branches of government have increased these concerns. The U.S. Federal Reserve has taken a number of actions to ensure that banks have adequate access to the capital markets, but the slow recovery in the values of single family homes remains a material concern.

In Europe, the unresolved sovereign debt crisis continues. Some European banks hold material quantities of sovereign debt on their balance sheets. The possible default or restructuring of the sovereign debt obligations of certain European Union countries and the resulting negative impact on the global banking system is a significant concern. The uncertainty surrounding the size of the problem and how regulators and governments intend to deal with the situation has caused many investors to reassess their pricing of risks. In response to the growing crisis some nations have experienced a significant increase in the cost of capital. In some cases the increase in the cost of debt has pushed nations to the brink of default.

From 2008 through 2011, the financial crisis and global economic downturn caused transaction volumes in the U.S. commercial real estate market to experience a sharp decline. While high-quality assets in primary (top-tier) markets experienced some transaction volume, most markets remained illiquid, with little or no buying or selling. Uncertainty in areas such as the cost of capital and the ability to hedge asset risks produced enough friction to bring transaction volumes down.

In 2012, however, the economic stimulus provided by the Federal Reserve programs and an increased demand for U.S.- based assets began to fuel the U.S. commercial real estate market recovery. Transaction volumes have rebounded and the re-emergence of the CMBS market and the availability of debt capital have spurred on the recovery. Commercial real estate transaction volumes have improved, as the U.S. has become a safe haven for global capital.

While these signs of improvement for commercial real estate are heartening, outstanding economic, credit and regulatory issues remain. Certain markets will continue to benefit from employment gains specific to the location and regionally-based growth industries such as technology, energy and health care. Lending activity increased in 2012, but not evenly. Certain markets in the commercial real estate sector are still having problems attracting capital, while others are experiencing increased development and construction.

Residential real estate markets have also been experiencing an uneven recovery. The market for residential mortgages saw significant gains in 2012, but problem loans on bank balance sheets still remain a material challenge for U.S. banks. The slow and steady recovery in the single family home market continues to progress. The Federal Reserve's low interest rate policy has pushed capital into the residential mortgage markets and has helped consumer balance sheets by establishing some stability in home valuations.

The global capital markets have begun to improve, but uncertainties still exist and it is unlikely that transaction volumes will return to pre-2007 levels. Central bank interventions in the banking system and the persistence of a highly expansionary monetary policy by a number of government entities have introduced additional complexity and uncertainty to the markets. These conditions are expected to continue and, combined with a challenging macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.

Economic Dependency

We are dependent on our advisor for certain services that are essential to us, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations and leasing of our investment portfolio; and other general and administrative responsibilities. In the event that our advisor is unable to provide the respective services, we will be required to obtain such services from other sources.

Competitive Market Factors

The success of our investment portfolio depends, in part, on our ability to acquire and originate investments with spreads over our capital cost. In acquiring and originating these investments, we compete with other REITs that acquire or originate real estate loans, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders, governmental bodies and other entities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our acquisition and origination volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Compliance with Federal, State and Local Environmental Law

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

All of our real estate properties, other than properties acquired through foreclosure, were subject to Phase I environmental assessments at the time they were acquired. Some of the properties we have acquired are subject to potential environmental liabilities arising primarily from historic activities at or in the vicinity of the properties. Based on our environmental diligence and assessments of our properties and our purchase of pollution and remediation legal liability insurance with respect to some of our properties, we do not believe that environmental conditions at our properties are likely to have a material adverse effect on our operations.

Segments

We have invested in non-performing loans, opportunistic real estate and other real estate-related assets and classified our operations by investment type: real estate-related and real estate. In general, we intend to hold our investments in non-performing loans, opportunistic real estate and other real estate-related assets for capital appreciation. Traditional performance metrics of non-performing loans, opportunistic real estate and other real estate-related assets may not be meaningful as these investments are non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher degree of risk and do not provide a constant stream of ongoing cash flows. As a result, our management views non-performing loans, opportunistic real estate and other real estate-related assets as similar investments. Substantially all of our revenue and net income (loss) is from non-performing loans, opportunistic real estate and other real estate-related assets, and therefore, we currently aggregate our operating segments into one reportable business segment.

Employees

We have no paid employees. The employees of our advisor or its affiliates provide management, acquisition, disposition, advisory and certain administrative services for us.

Principal Executive Office

Our principal executive offices are located at 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660. Our telephone number, general facsimile number and web address are (949) 417-6500, (949) 417-6520 and *www.kbsstrategicopportunityreit.com*, respectively.

Available Information

Access to copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other filings with the SEC, including amendments to such filings, may be obtained free of charge from the following website, *http://www.kbsstrategicopportunityreit.com*, through a link to the SEC's website, *http://www.sec.gov*. These filings are available promptly after we file them with, or furnish them to, the SEC.

ITEM 1A. RISK FACTORS

The following are some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to an Investment in Us

Because no public trading market for our shares currently exists, it will be difficult for our stockholders to sell their shares and, if they are able to sell their shares, it will likely be at a substantial discount to the public offering price.

Our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require our directors to list our shares for trading on a national securities exchange by a specified date. There is no public market for our shares and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors, which may inhibit large investors from purchasing our shares. In its sole discretion, our board of directors could amend, suspend or terminate our share redemption program upon 30 days' notice. Further, the share redemption program includes numerous restrictions that would limit a stockholder's ability to sell his or her shares. Therefore, it will be difficult for our stockholders to sell their shares promptly or at all. If a stockholder is able to sell his or her shares, it would likely be at a substantial discount to the public offering price. It is also likely that our shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, our stockholders should purchase shares in our dividend reinvestment plan only as a long-term investment and be prepared to hold them for an indefinite period of time.

We currently have substantial uninvested proceeds raised from our initial public offering, which we are seeking to invest on attractive terms. If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of KBS Capital Advisors, our advisor, in the acquisition of our investments, including the determination of any financing arrangements, and the ability of our advisor to source loan origination opportunities for us. Competition from competing entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of counterparties in transactions. We will also depend upon the performance of third-party loan servicers and property managers in connection with managing our investments. Our investors must rely entirely on the management abilities of KBS Capital Advisors, the loan servicers and property managers KBS Capital Advisors selects and the oversight of our board of directors. We currently have substantial uninvested proceeds raised from our initial public offering, which we are seeking to invest on attractive terms. We can give no assurance that KBS Capital Advisors will be successful in obtaining suitable investments on financially attractive terms or that, if KBS Capital Advisors makes investments on our behalf, our objectives will be achieved. Delays in finding suitable investments may adversely affect stockholder returns. If we, through KBS Capital Advisors, are unable to find suitable investments promptly, we will hold the proceeds from our public offering in an interest-bearing account or invest the proceeds in short-term assets. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

Continued disruptions in the financial markets and uncertain economic conditions could continue to adversely impact the commercial mortgage market as well as the market for real estate-related debt investments generally, which could hinder our ability to implement our business strategy and generate returns to our stockholders.

During periods of volatility, the number of investors participating in the market may change at an accelerated pace. As liquidity or "demand" increases, the returns available to investors on new investments will decrease. Conversely, a lack of liquidity will cause the returns available to investors on new investments to increase.

From 2008 to 2011, concerns pertaining to the deterioration of credit in the residential mortgage market expanded to almost all areas of the debt capital markets including corporate bonds, asset-backed securities and commercial real estate bonds and loans. In 2012, however, the economic stimulus provided by the Federal Reserve programs and an increased demand for U.S.-based assets began to fuel the U.S. commercial real estate market recovery. Transaction volumes have improved and the re-emergence of the CMBS market and the availability of debt capital have spurred on the recovery. Commercial real estate transaction volumes have improved as the U.S. has become a safe haven for global capital. While these signs of improvement for commercial real estate are heartening, outstanding economic, credit and regulatory issues remain. As such, we cannot foresee when these markets will stabilize. This instability may interfere with the successful implementation of our business strategy.

Continued disruptions in the financial markets and uncertain economic conditions could adversely affect market rental rates, commercial real estate values and our ability to secure debt financing, service future debt obligations, or pay distributions to our stockholders.

While there have been signs of improvement for commercial real estate, outstanding economic, credit and regulatory issues remain. Certain markets will continue to benefit from employment gains specific to the market location and regionally-based growth industries such as technology, energy and health care. Lending activity increased in 2012, but not evenly. Certain markets in the commercial real estate sector are still having problems attracting capital, while others are experiencing increased development and construction.

Residential real estate markets have been experiencing an uneven recovery. The market for residential mortgages saw significant gains in 2012, but problem loans on bank balance sheets still remain a material challenge for U.S. banks. The slow and steady recovery in the single family home market continues to progress. The Federal Reserve's low interest rate policy has pushed capital into the residential mortgage markets and has helped consumer balance sheets by establishing some stability in home valuations.

The global capital markets have begun to improve, but uncertainties still exist and it is unlikely that transaction volumes will return to pre-2007 levels. Central bank interventions in the banking system and the persistence of a highly expansionary monetary policy by a number of government entities have introduced additional complexity and uncertainty to the markets. These conditions are expected to continue, and combined with a challenging macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.

Looking forward, it is widely assumed that mortgage delinquencies have not yet peaked. Liquidity in the global credit market has been affected by market disruptions, and new lending activity has only recently increased. We have relied on debt financing to finance our properties and real estate-related assets. As a result of the uncertainties in the credit market, we may not be able to refinance our existing indebtedness or to obtain additional debt financing on attractive terms. If we are not able to refinance existing indebtedness on attractive terms at its maturity, we may be forced to dispose of some of our assets.

Further disruptions in the financial markets and continued uncertain economic conditions could adversely affect the values of our investments. Lending activity has only recently increased; however, it remains uncertain whether the capital markets can sustain these levels of transactions. Any disruption to the debt and capital markets could result in in fewer buyers seeking to acquire commercial properties and possible increases in capitalization rates and lower property values. Furthermore, declining economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing our loan investments, which could have the following negative effects on us:

- the values of our investments in commercial properties could decrease below the amounts paid for such investments;
- the value of collateral securing our loan investments could decrease below the outstanding principal amounts of such loans;
- revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay distributions or meet our debt service obligations on debt financing; and/or
- revenues from the properties and other assets underlying our CMBS investments could decrease, making it more difficult for the borrowers to meet their payment obligations to us, which could in turn make it more difficult for us to pay dividends or meet our debt service obligations on debt financing.

All of these factors could impair our ability to make distributions to our investors and decrease the value of an investment in us.

We may suffer from delays in locating suitable investments, which could limit our ability to make distributions and lower the overall return on our stockholders' investment.

We rely upon our sponsors and the other real estate and debt finance professionals at our advisor, including Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr., to identify suitable investments. The private KBS-sponsored programs, especially those that are currently raising offering proceeds, as well as the institutional investors for whom KBS affiliates serve as investment advisors, also rely upon Messrs. Bren and Schreiber for investment opportunities. In addition, KBS Real Estate Investment Trust, Inc. ("KBS REIT I"), KBS Real Estate Investment Trust II, Inc. ("KBS REIT II"), KBS Real Estate Investment Trust III, Inc. ("KBS REIT III") and KBS Legacy Partners Apartment REIT, Inc. ("KBS Legacy Partners Apartment REIT"), which are also externally advised by our advisor, rely upon Messrs. Bren, Hall, McMillan and Schreiber to identify potential investments and actively manage their assets. To the extent that our sponsors and the other real estate and debt finance professionals at our advisor face competing demands upon their time at times when we have capital ready for investment, we may face delays in locating suitable investments. We currently have substantial uninvested proceeds raised from our public offering, which we are seeking to invest on attractive terms. Therefore, substantial uninvested offering proceeds and the competition from other entities that may be better positioned to acquire the types of investments we desire to make increase the risk of delays in investing our net offering proceeds. Delays we encounter in the selection and acquisition or origination of income-producing assets would likely limit our ability to pay distributions to our stockholders and lower their overall returns.

We have a limited operating history, which makes our future performance difficult to predict.

We have a limited operating history. We were incorporated in the State of Maryland on October 8, 2008. As of December 31, 2012, we owned eight office properties, one office campus consisting of nine buildings, one office portfolio consisting of five office buildings (one office building held for sale) and 43 acres of undeveloped land, one industrial/flex property, one retail property, 1,375 acres of undeveloped land, two CMBS investments, two real estate loans receivable and one investment in an unconsolidated joint venture. You should not assume that our performance will be similar to the past performance of other real estate investment programs sponsored by affiliates of our advisor, including KBS REIT I and KBS REIT II. The private KBS-sponsored programs were not subject to the up-front commissions, fees and expenses associated with a public offering nor all of the laws and regulations that will apply to us. For all of these reasons, you should be especially cautious when drawing conclusions about our future performance and you should not assume that it will be similar to the prior performance of other KBS-sponsored programs. Our limited operating history and the differences between us and the private KBS-sponsored programs significantly increase the risk and uncertainty you face in making an investment in our shares.

Because we depend upon our advisor and its affiliates to conduct our operations, adverse changes in the financial health of our advisor or its affiliates could cause our operations to suffer

We depend on KBS Capital Advisors, its affiliates and the key real estate and debt finance professionals at KBS Capital Advisors to manage our operations and our portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. Our advisor depends upon the fees and other compensation that it receives from us and other public KBS-sponsored programs in connection with the origination, purchase, management and sale of assets to conduct its operations. Any adverse changes in the financial condition of KBS Capital Advisors or its affiliates or our relationship with KBS Capital Advisors or its affiliates could hinder their ability to successfully manage our operations and our portfolio of investments. Furthermore, if some or all of the key real estate and debt finance professionals at KBS Capital Advisors are internalized by KBS REIT I, KBS REIT II, KBS REIT III or KBS Legacy Partners Apartment REIT, KBS Capital Advisors may need to replace such professionals, or we may need to find employees or an advisor to replace the management services KBS Capital Advisors provides to us. In such event our operating performance and the return on our stockholders' investment could suffer.

If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and the overall return to our stockholders may be reduced.

We will declare distributions when our board of directors determines we have sufficient cash flow from operations, investment activities and/or strategic financings. We expect to fund distributions from interest and rental income on investments, the maturity, payoff or settlement of those investments and from strategic sales of loans, debt securities, properties and other assets. We may also fund distributions from debt financings. Further, upon the acquisition of real estate investments or to the extent that we believe assets in our portfolio have appreciated in value after acquisition or subsequent to the time we have taken control of the assets, we may use the proceeds from real estate financings to fund distributions to our stockholders. With respect to the non-performing assets that we acquire, we believe that within a relatively short time after acquisition or taking control of such investments via foreclosure or deed-in-lieu proceedings, we will often experience an increase in their value. For example, in most instances, we bring financial stability to the property, which reduces uncertainty in the market and alleviates concerns regarding the property's management, ownership and future. We also generally have significantly more capital available for investment in these properties than their prior owners and operators were willing to invest, and as such, we are able to invest in tenant improvements and capital expenditures with respect to such properties, which enables us to attract substantially increased interest from brokers and tenants.

As a REIT, we will generally have to hold our assets for two years in order to meet the safe harbor to avoid a 100% prohibited transactions tax, unless such assets are held through a TRS or other taxable corporation. At such time as we have assets that we have held for at least two years, we anticipate that we may authorize and declare distributions based on gains on asset sales, to the extent we close on the sale of one or more assets and the board of directors does not determine to reinvest the proceeds of such sales. Because we intend to fund distributions from cash flow and strategic financings, we do not expect our board of directors to declare distributions on a set monthly or quarterly basis. Rather, our board of directors will declare distributions from time to time based on cash flow from our investments and our investment and financing activities.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Our distribution policy is not to pay distributions from sources other than cash flow from operations, investment activities and strategic financings. However, our organizational documents do not restrict us from paying distributions from any source and do not restrict the amount of distributions we may pay from any source, including proceeds from our initial public offering or the proceeds from the issuance of securities in the future, other third party borrowings, advances from our advisor or sponsors or from our advisor's deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement described above. In such an event, we would look first to other third party borrowings to fund these distributions. If we fund distributions from financings, the net proceeds from our initial public offering or sources other than our cash flow from operations, we will have less funds available for investment in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments and the overall return to our stockholders may be reduced.

In addition, to the extent distributions exceed cash flow from operations and gains from asset sales, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flows from operations or gains from asset sales. So far, in each year of our operations, we have had net cash used in operating activities rather than from operating activities. For the year ended December 31, 2012, we paid aggregate distributions of $12.9 million (of which $8.5 million was reinvested through our dividend reinvestment plan). Our distributions and net loss for the year ended December 31, 2012 were $12.9 million and $10.1 million, respectively. For the year ended December 31, 2012, we funded 95% of total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with proceeds from debt financing and funded 5% of total distributions paid with the gains realized from the dispositions of properties. Through December 31, 2012, we funded 97% of total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with proceeds from debt financing and funded 3% of total distributions paid with the gains realized from the dispositions of properties. Our cumulative distributions and net loss from inception through December 31, 2012 were $19.3 million and $19.9 million, respectively.

If we are incorrect in our assessment of asset appreciation that has been used to justify a cash distribution, the return for later investors purchasing our stock will be lower than the return for earlier investors.

We do not currently intend to change our $9.50 per share dividend reinvestment plan offering price. However, under our distribution policy, to the extent that we believe assets in our portfolio have appreciated in value after acquisition or subsequent to the time we have taken control of the assets via foreclosure or deed-in-lieu proceedings, we have used in the past, and may continue to use in the future, the proceeds from real estate financings to fund distributions to our stockholders. Therefore, investors who purchase our shares earlier, as compared with later investors, have received and may continue to receive more distributions for the same cash investment as a result of any distributions that are made based on our assessment of asset appreciation. Furthermore, if we are incorrect in our assessment of asset appreciation that is used to justify a cash distribution, the return for later investors purchasing our stock will be further reduced relative to the return for earlier investors.

The loss of or the inability to retain key real estate and debt finance professionals at our advisor and key employees at our dealer manager could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of an investment in our shares.

Our success depends to a significant degree upon the contributions of Peter M. Bren, Keith D. Hall, Peter McMillan III, and Charles J. Schreiber, Jr., each of whom would be difficult to replace. Neither we nor our affiliates have employment agreements with Messrs. Bren, Hall, McMillan or Schreiber. Messrs. Bren, Hall, McMillan, and Schreiber may not remain associated with us. If any of these persons were to cease their association with us, our operating results could suffer. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our advisor's and its affiliates' ability to attract and retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our advisor and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. If we lose or are unable to obtain the services of highly skilled professionals our ability to implement our investment strategies could be delayed or hindered, and the value of our stockholders' investment may decline.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce our stockholders' and our recovery against our independent directors if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, our stockholders and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce our stockholders' and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees (if we ever have employees) and agents) in some cases, which would decrease the cash otherwise available for distribution to our stockholders.

We may change our targeted investments without stockholder consent.

We may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in us making investments that are different from, and possibly riskier than, our targeted investments as described in Part I, Item 1 of this Annual Report on Form 10-K. For example, we modified our investment objectives and criteria in January 2012 and we may do so again in the future. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to our stockholders.

Risks Related to Conflicts of Interest

KBS Capital Advisors and its affiliates, including all of our executive officers and some of our directors and other key real estate and debt finance professionals, face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

All of our executive officers and some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, KBS Capital Markets Group LLC ("KBS Capital Markets Group"), the entity that acted as our dealer manager, and other affiliated KBS entities. KBS Capital Advisors and its affiliates receive substantial fees from us. These fees could influence our advisor's advice to us as well as the judgment of affiliates of KBS Capital Advisors. Among other matters, these compensation arrangements could affect their judgment with respect to:

- the continuation, renewal or enforcement of our agreements with KBS Capital Advisors and its affiliates, including the advisory agreement;
- public offerings of equity by us, which may entitle KBS Capital Markets Group to dealer-manager fees and would likely entitle KBS Capital Advisors to increased acquisition and origination fees and asset management fees;
- sales of investments, which entitle KBS Capital Advisors to disposition fees and possible subordinated incentive fees;
- acquisitions of investments and originations of loans, which entitle KBS Capital Advisors to acquisition and origination fees and asset management fees and, in the case of acquisitions of investments from other KBS-sponsored programs, might entitle affiliates of KBS Capital Advisors to disposition fees and possible subordinated incentive fees in connection with its services for the seller;
- borrowings to acquire investments and to originate loans, which borrowings increase the acquisition and origination fees and asset management fees payable to KBS Capital Advisors;
- whether and when we seek to list our common stock on a national securities exchange, which listing (i) may make it more likely for us to become self-managed or internalize our management or (ii) could entitle our advisor to a subordinated incentive listing fee, and which could also adversely affect the sales efforts for other KBS-sponsored programs, depending on the price at which our shares trade;
- whether we seek stockholder approval to become self-managed or internalize our management, which we will only pursue if our advisor agrees to do so without the payment of any internalization fee or other consideration; and
- whether and when we seek to sell the company or its assets, which sale could entitle KBS Capital Advisors to a subordinated incentive fee.

The fees our advisor receives in connection with the acquisition, origination or management of assets are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our advisor to recommend riskier transactions to us.

KBS Capital Advisors faces conflicts of interest relating to the leasing of properties and such conflicts may not be resolved in our favor, meaning that we may obtain less creditworthy or desirable tenants, which could limit our ability to make distributions and reduce our stockholders' overall investment return.

We and other KBS-sponsored programs and KBS-advised investors rely on our sponsors and other key real estate professionals at our advisor, including Messrs. Bren, Hall, McMillan and Schreiber, to supervise the property management and leasing of properties. If the KBS team of real estate professionals directs creditworthy prospective tenants to properties owned by another KBS-sponsored program or KBS-advised investor when they could direct such tenants to our properties, our tenant base may have more inherent risk and our properties' occupancy may be lower than might otherwise be the case.

Further, Messrs. Bren, Hall, McMillan and Schreiber and existing and future KBS-sponsored programs and KBS-advised investors are generally not prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments.

KBS Capital Advisors and its affiliates face conflicts of interest relating to the origination and acquisition of investments and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could limit our ability to make distributions and reduce our stockholders' overall investment return.

We rely on our sponsors and other key real estate and debt finance professionals at our advisor, including Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr., to identify suitable investment opportunities for us. KBS REIT I, KBS REIT II, KBS REIT III and KBS Legacy Partners Apartment REIT are also advised by KBS Capital Advisors and rely on our sponsors and many of the same real estate and debt finance professionals as will future public KBS-sponsored programs. Messrs. Bren and Schreiber and several of the other key real estate and debt finance professionals at KBS Capital Advisors are also the key real estate and debt finance professionals at KBS Realty Advisors and its affiliates, the advisors to the private KBS-sponsored programs and the investment advisors to institutional investors in real estate and real estate-related assets. As such, we and the KBS-sponsored programs that are currently raising funds for investment rely on many of the same real estate and debt finance professionals. Many investment opportunities that are suitable for us may also be suitable for other KBS programs and investors. When these real estate and debt finance professionals direct an investment opportunity to any KBS-sponsored program or KBS-advised investor, they, in their sole discretion, will offer the opportunity to the program or investor for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program or investor. For so long as we are externally advised, our charter provides that it shall not be a proper purpose of the corporation for us to purchase any significant asset unless our advisor has recommended the investment to us. Thus, the real estate and debt finance professionals of KBS Capital Advisors could direct attractive investment opportunities to other entities or investors. Such events could result in us investing in assets that provide less attractive returns, reducing the level of distributions we may be able to pay to our stockholders.

KBS Capital Advisors will face conflicts of interest relating to joint ventures that we may form with affiliates of KBS Capital Advisors, which conflicts could result in a disproportionate benefit to the other venture partners at our expense.

If approved by a majority of our independent directors, we may enter into joint venture agreements with other KBS-sponsored programs or affiliated entities for the acquisition, development or improvement of properties or other investments. KBS Capital Advisors, our advisor, and KBS Realty Advisors and its affiliates, the advisors to the other KBS-sponsored programs and the investment advisers to institutional investors in real estate and real estate-related assets, have some of the same executive officers, directors and other key real estate and debt finance professionals; and these persons will face conflicts of interest in determining which KBS program or investor should enter into any particular joint venture agreement. These persons may also face a conflict in structuring the terms of the relationship between our interests and the interests of the KBS-affiliated co-venturer and in managing the joint venture. Any joint venture agreement or transaction between us and a KBS-affiliated co-venturer will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers. The KBS-affiliated co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. These co-venturers may thus benefit to our and your detriment.

KBS Capital Advisors, the real estate and debt finance professionals assembled by our advisor, their affiliates and our officers face competing demands on their time and this may cause our operations and our stockholders' investment to suffer.

We rely on KBS Capital Advisors and the real estate, management, accounting and debt finance professionals our advisor has assembled, including Messrs. Bren, Hall, McMillan, Schreiber and Snyder and Ms. Yamane, for the day-to-day operation of our business. Messrs. Bren, Hall, McMillan, Schreiber and Snyder and Ms. Yamane are also executive officers of KBS REIT I, KBS REIT II and KBS REIT III, and Messrs. Bren, McMillan and Snyder and Ms. Yamane are executive officers of KBS Legacy Partners Apartment REIT. In addition, Messrs. Bren and Schreiber and Ms. Yamane are executive officers of KBS Realty Advisors and its affiliates, the advisors of the private KBS-sponsored programs and the investment advisors to institutional investors in real estate and real estate-related assets. As a result of their interests in other KBS programs, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities on behalf of themselves and others, Messrs. Bren, Hall, McMillan, Schreiber and Snyder and Ms. Yamane face conflicts of interest in allocating their time among us, KBS REIT I, KBS REIT II, KBS REIT III, KBS Legacy Partners Apartment REIT, KBS Capital Advisors and other KBS-sponsored programs as well as other business activities in which they are involved. In addition, KBS Capital Advisors and KBS Realty Advisors and their affiliates share many of the same key real estate and debt finance professionals. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. Furthermore, some or all of these individuals may become employees of another KBS-sponsored program in an internalization transaction or, if we internalize our advisor, may not become our employees as a result of their relationship with other KBS-sponsored programs. If these events occur, the returns on our investments, and the value of our stockholders' investment, may decline.

All of our executive officers and some of our directors and the key real estate and debt finance professionals assembled by our advisor face conflicts of interest related to their positions and/or interests in KBS Capital Advisors and its affiliates, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

All of our executive officers, some of our directors and other key real estate and debt finance professionals assembled by our advisor are also executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, and other affiliated KBS entities. Through KBS-affiliated entities, some of these persons also serve as the investment advisors to institutional investors in real estate and real estate-related assets and through KBS Capital Advisors and its affiliates these persons serve as the advisor to KBS REIT I, KBS REIT II, KBS REIT III, KBS Legacy Partners Apartment REIT and other KBS-sponsored programs. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Further, Messrs. Bren, Hall, McMillan and Schreiber and existing and future KBS-sponsored programs and KBS-advised investors generally are not and will not be prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments. Messrs. Bren, Hall, McMillan and Schreiber have agreed to restrictions with respect to sponsoring another multi-family REIT while the KBS Legacy Partners Apartment REIT offering is ongoing. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Risks Related to Our Corporate Structure

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, our charter prohibits a person from directly or constructively owning more than 9.8% of our outstanding shares, unless exempted by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Our stockholders' investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act of 1940, as amended (the "Investment Company Act"). If we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

- is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the "primarily engaged test"); or
- is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of such issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the "40% test"). "Investment securities" excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our Operating Partnership satisfy both tests above. With respect to the 40% test, most of the entities through which we and our Operating Partnership own our assets are majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our Operating Partnership are holding companies. Through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership are primarily engaged in the non-investment company businesses of these subsidiaries.

We believe that most of the subsidiaries of our Operating Partnership may rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff's position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate," or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.

If, however, the value of the subsidiaries of our Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our Operating Partnership, then we and our Operating Partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our Operating Partnership are "primarily engaged," through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered "real estate-related assets" under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered "real estate-related assets" under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

Our stockholders will have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board's broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks our stockholders face.

Our stockholders may not be able to sell their shares under our share redemption program and, if our stockholders are able to sell their shares under the program, they may not be able to recover full the amount of their investment in our shares.

Our share redemption program includes numerous restrictions that limit our stockholders' ability to sell their shares. Our stockholders must hold their shares for at least one year in order to participate in the share redemption program, except for redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence." We limit the number of shares redeemed pursuant to the share redemption program as follows: (i) during any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year and (ii) during each calendar year, redemptions will be limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year (except that, as of December 31, 2012, we also have available under the share redemption program up to $1.1 million in additional funds to redeem a qualifying stockholder's shares if the shares are being redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence;" for purposes of determining the amount of funds available for redemption under the program, redemptions for a stockholder's death, qualifying disability or determination of incompetence, are made first from the $1.1 million before the general allocation for redemptions described above). Further, we have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all redemption requests made in any year. In particular, the limitation on redemptions to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year may significantly limit your ability to have your shares redeemed pursuant to our share redemption program because we expect to declare distributions only when our board of directors determines we have sufficient cash flow. Particularly during our offering stage, we may not have significant cash flow to pay distributions, which would in turn severely limit redemptions during the next calendar year. For example, we only declared $12.9 million in distributions in 2012. Our board is free to amend, suspend or terminate the share redemption program upon 30 days' notice.

The prices at which we will initially redeem shares under the program are as follows:

- The lower of $9.25 or 92.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;
- The lower of $9.50 or 95.0% of the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;
- The lower of $9.75 or 97.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and
- The lower of $10.00 or 100% of the price paid to acquire the shares from us for stockholders who have held their shares for at least four years.

Notwithstanding the above, once we establish an estimated value per share of our common stock that is not based on the price to acquire a share in our initial public offering or a follow-on public offering, the redemption price per share for all stockholders would be equal to the estimated value per share, as determined by our advisor or another firm chosen for that purpose. We expect to establish an estimated value per share after the completion of our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities - whether through our initial public of fering or follow-on offerings - and have not done so for up to 18 months. The restrictions of our share redemption program will severely limit our stockholders' ability to sell their shares should they require liquidity and will limit their ability to recover the value they invest in us.

Because the offering price in our dividend reinvestment plan offering exceeds our net tangible book value per share, investors in our dividend reinvestment plan offering will experience immediate dilution in the net tangible book value of their shares.

We are currently offering shares in our dividend reinvestment plan offering at $9.50 per share, with discounts available to certain categories of purchasers. Our offering price exceeds our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total liabilities, divided by the total number of shares of common stock outstanding. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (i) accumulated depreciation and amortization of real estate investments, (ii) the substantial fees paid in connection with our initial public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers and (iii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments and (iv) general and administrative expenses. As of December 31, 2012, our net tangible book value per share was $8.49.

Our dividend reinvestment plan offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

We may use the most recent price paid to acquire a share in our offering or a follow-on public offering as the estimated value of our shares until we have completed our initial offering stage. Even when our advisor begins to use other valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.

To assist the Financial Industry Regulatory Authority ("FINRA") members and their associated persons that participated in our initial public offering, pursuant to FINRA Rule 2310, we disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, our advisor estimated the value of our common shares as $10.00 per share as of December 31, 2012. The basis for this valuation is the fact that the offering price of our shares of common stock in our initial public offering was $10.00 per share (ignoring purchase price discounts for certain categories of purchasers). Our advisor has indicated that it intends to use the most recent price paid to acquire a share in our initial public offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as its estimated per share value of our shares until we have completed our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities - whether through our initial public offering or follow-on public offerings - and have not done so for 18 months. (For purposes of this definition, we do not consider a "public equity offering" to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in our Operating Partnership.)

Although this initial estimated value represents the most recent price at which most investors were willing to purchase shares in the primary portion of our initial public offering, this reported value is likely to differ from the price that a stockholder would receive in the near term upon a resale of his or her shares or upon our liquidation because (i) there is no public trading market for the shares at this time; (ii) the $10.00 primary offering price involved the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from our primary public offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

When determining the estimated value of our shares by methods other than the last price paid to acquire a share in an offering, our advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may or may not be an accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.

The actual value of shares that we repurchase under our share redemption program may be substantially less than what we pay.

Under our share redemption program, shares may be repurchased at varying prices depending on (a) the number of years the shares have been held, (b) the purchase price paid for the shares and (c) whether the redemptions are sought upon a stockholder's death, qualifying disability or determination of incompetence. The maximum price that may be paid under the program is $10.00 per share, which was the offering price of our shares of common stock in the primary portion of our initial public offering (ignoring purchase price discounts for certain categories of purchasers) and, as described above, the initial estimated value of our common shares disclosed to assist FINRA members and their associated persons that participate in our offering, pursuant to FINRA Rule 2310. Although this initial estimated value represents the most recent price at which most investors were willing to purchase shares in the primary portion of our initial public offering, this reported value is likely to differ from the price at which a stockholder could resell his or her shares for the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock at $10.00 per share, the actual value of the shares that we repurchase is likely to be less, and the repurchase is likely to be dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the repurchase may be dilutive to our remaining stockholders.

Our investors' interest in us will be diluted if we issue additional shares, which could reduce the overall value of their investment.

Our common stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,010,000,000 shares of capital stock, of which 1,000,000,000 shares are designated as common stock and 10,000,000 shares are designated as preferred stock. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. Our board may elect to (i) sell additional shares in our current or future public offerings, including through our dividend reinvestment plan, (ii) issue equity interests in private offerings, (iii) issue shares to our advisor, or its successors or assigns, in payment of an outstanding fee obligation or (iv) issue shares of our common stock to sellers of assets we acquire in connection with an exchange of limited partnership interests of the Operating Partnership. To the extent we issue additional equity interests our stockholders' percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our investments, our stockholders may also experience dilution in the book value and fair value of their shares and in the earnings and distributions per share.

Payment of fees to KBS Capital Advisors and its affiliates reduces cash available for investment and distribution and increases the risk that our stockholders will not be able to recover the amount of their investment in our shares.

KBS Capital Advisors and its affiliates perform services for us in connection with the selection, acquisition, origination, management, and administration of our investments. We pay them substantial fees for these services, which result in immediate dilution to the value of our stockholders' investment and reduces the amount of cash available for investment or distribution to stockholders. Compensation to be paid to our advisor may be increased subject to approval by our conflicts committee and the other limitations in our charter, which would further dilute our stockholders' investment and reduce the amount of cash available for investment or distribution to stockholders.

We may also pay significant fees during our listing/liquidation stage. Although most of the fees payable during our listing/liquidation stage are contingent on our investors first enjoying agreed-upon investment returns, the investment-return thresholds may be reduced subject to approval by our conflicts committee and the other limitations in our charter.

Therefore, these fees increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than the price paid by our stockholders to purchase shares in our initial public offering. These substantial fees and other payments also increase the risk that our stockholders will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

Failure to procure adequate capital and funding would negatively impact our results and may, in turn, negatively affect our ability to make distributions to our stockholders.

We will depend upon the availability of adequate funding and capital for our operations. The failure to secure acceptable financing could reduce our taxable income, as our investments would no longer generate the same level of net interest income due to the lack of funding or increase in funding costs. A reduction in our net income could reduce our liquidity and our ability to make distributions to our stockholders. We cannot assure our stockholders that any, or sufficient, funding or capital will be available to us in the future on terms that are acceptable to us. Therefore, in the event that we cannot obtain sufficient funding on acceptable terms, there may be a negative impact on our ability to make distributions.

Although we are not currently afforded the protection of the Maryland General Corporation Law relating to deterring or defending hostile takeovers, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, "business combinations" between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our board of directors opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection.

Our charter includes an anti-takeover provision that may discourage a stockholder from launching a tender offer for our shares.

Our charter provides that any tender offer made by a stockholder, including any "mini-tender" offer, must comply with most provisions of Regulation 14D of the Securities Exchange Act of 1934, as amended. The offering stockholder must provide our company notice of such tender offer at least 10 business days before initiating the tender offer. If the offering stockholder does not comply with these requirements, our company will have the right to redeem that stockholder's shares and any shares acquired in such tender offer. In addition, the noncomplying stockholder shall be responsible for all of our company's expenses in connection with that stockholder's noncompliance. This provision of our charter may discourage a stockholder from initiating a tender offer for our shares and prevent our stockholders from receiving a premium price for their shares in such a transaction.

General Risks Related to Investments

Our investments will be subject to the risks typically associated with real estate.

We intend to invest in a diverse portfolio of opportunistic real estate, real estate-related loans, real estate-related debt securities and other real estate-related investments, including direct investments in opportunistic real estate. Each of these investments will be subject to the risks typically associated with real estate. Our loans held for investment will generally be directly or indirectly secured by a lien on real property (or the equity interests in an entity that owns real property) that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination or acquisition of those loans. If the values of the underlying properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in residential and commercial mortgage-backed securities, collateralized debt obligations and other real estate-related investments may be similarly affected by real estate property values. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;
- acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;
- adverse changes in national and local economic and real estate conditions;
- an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;
- costs of remediation and liabilities associated with environmental conditions affecting properties; and
- the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties. These factors may have a material adverse effect on the ability of our borrowers to pay their loans and our tenants to pay their rent, as well as on the value that we can realize from other real estate-related assets we originate, own or acquire.

We have focused, and expect to continue to focus, our investments in real estate-related loans and real estate-related debt securities in distressed debt, which involves more risk than in performing debt.

With respect to our investments in real estate-related loans and real estate-related debt securities, we have found, and expect to continue to find, the most attractive opportunities in distressed debt. Distressed debt may include sub- and non-performing real estate loans acquired from financial institutions and performing loans acquired from distressed sellers.

Traditional performance metrics of real estate-related loans are generally not meaningful for non-performing real estate-related loans. Similarly, non-performing loans do not have a consistent stream of loan servicing or interest payments to provide a useful measure of revenue. In addition, for non-performing loans, often there is no expectation that the face amount of the note will be paid in full. Appraisals may provide a sense of the value of the investment, but any appraisal of the property or underlying property will be based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. Properties securing non-performing loan investments are typically non-stabilized or otherwise not performing optimally. An appraisal of such a property involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.

In addition, we may pursue more than one strategy to create value in a non-performing loan. These strategies may include negotiating with the borrower for a reduced payoff, restructuring the terms of the loan or enforcing our rights as lender under the loan and foreclosing on the collateral securing the loan.

The factors described above make it challenging to evaluate non-performing loans and make investments in such loans riskier than investments in performing debt.

Our opportunistic property-acquisition strategy involves a higher risk of loss than would a strategy of investing in other properties.

We expect that, after we invest substantially all of the proceeds from our initial public offering, approximately 40% to 60% of our portfolio will consist of direct investments in opportunistic real estate, excluding real property that we take title to (i) as part of a portfolio of debt investments, (ii) through a loan workout, foreclosure or similar circumstances or (iii) through convertible debt investments, although this percentage could be higher or lower. We consider opportunistic or enhanced-return properties to be properties with significant possibilities for short-term capital appreciation, such as non-stabilized properties, properties with moderate vacancies or near-term lease rollovers, poorly managed and positioned properties, properties owned by distressed sellers and built-to-suit properties. These properties may include, but are not limited to, office, industrial and retail properties, hospitality properties and undeveloped residential lots.

Traditional performance metrics of real estate assets may not be meaningful for opportunistic real estate. Non-stabilized properties, for example, do not have stabilized occupancy rates to provide a useful measure of revenue. Appraisals may provide a sense of the value of the investment, but any appraisal of the property will be based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. Further, an appraisal of a non-stabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.

In addition, we may pursue more than one strategy to create value in an opportunistic real estate investment. These strategies may include development, redevelopment, or lease-up of such property. Our ability to generate a return on these investments will depend on numerous factors, some or all of which may be out of our control, such as (i) our ability to correctly price an asset that is not generating an optimal level of revenue or otherwise performing under its potential, (ii) our ability to choose and execute on a successful value-creating strategy, (iii) our ability to avoid delays, regulatory hurdles, and other potential impediments, (iv) local market conditions, and (v) competition for similar properties in the same market. The factors described above make it challenging to evaluate opportunistic real estate investments and make investments in such properties riskier than investments in other properties.

The mortgage loans we invest in and the mortgage loans underlying any mortgage securities in which we may invest are subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial real estate loans are secured by multifamily or commercial properties that are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances. We may invest in commercial mortgage loans directly and through CMBS.

Residential mortgage loans are secured by single-family residential property and are subject to risks of delinquency, foreclosure and loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, natural disasters, terrorism, social unrest and civil disturbances, may impair borrowers' abilities to repay their loans. Though we do not intend to invest directly in residential mortgage loans, we may invest in pools of residential mortgage loans or RMBS.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

CMBS evidence interests in or are secured by a single commercial mortgage loan or a pool of commercial real estate loans and RMBS evidence interests in or are secured by pools of residential mortgage loans. Accordingly, the residential and commercial mortgage-backed securities we invest in are subject to all of the risks of the underlying mortgage loans.

The B-Notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We may invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-Note investment. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

The mezzanine loans which we may originate or in which we may invest would involve greater risks of loss than senior loans secured by the same properties.

We may originate or invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Bridge loans may involve a greater risk of loss than conventional mortgage loans.

We may provide bridge loans secured by first-lien mortgages on properties to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of real estate. The borrower may have identified an undervalued asset that has been undermanaged or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we may not recover some or all of our investment.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a bridge loan. We may, therefore, be dependent on a borrower's ability to obtain permanent financing to repay our bridge loan, which could depend on market conditions and other factors. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the bridge loan. To the extent we suffer such losses with respect to our investments in bridge loans, the value of our company and of our common stock may be adversely affected.

Investment in non-conforming and non-investment grade loans may involve increased risk of loss.

Loans we may acquire or originate may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as non-investment grade. Non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, non-conforming and non-investment grade loans we acquire or originate may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to stockholders and adversely affect the value of our common stock.

Our investments in subordinated loans and subordinated residential and commercial mortgage-backed securities may be subject to losses.

We may acquire or originate subordinated loans and invest in subordinated residential and commercial mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill periods"), and control decisions made in bankruptcy proceedings relating to borrowers.

In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the "first loss" subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which we invest, we may not be able to recover all of our investment in the securities we purchase. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related residential and commercial mortgage-backed securities, the securities in which we invest may effectively become the "first loss" position behind the more senior securities, which may result in significant losses to us.

Construction loans involve a high risk of loss if we are unsuccessful in raising the unfunded portion of the loan or if a borrower otherwise fails to complete the construction of a project. Land loans and pre-development loans involve similarly high risks of loss if construction financing cannot be obtained.

We may invest in construction loans. If we are unsuccessful in raising the unfunded portion of a construction loan, there could be adverse consequences associated with the loan, including a loss of the value of the property securing the loan if the construction is not completed and the borrower is unable to raise funds to complete it from other sources; a borrower claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan. Further, other non-cash flowing assets such as land loans and pre-development loans may fail to qualify for construction financing and may need to be liquidated based on the "as-is" value as opposed to a valuation based on the ability to construct certain real property improvements. The occurrence of such events may have a negative impact on our results of operations. Other loan types may also include unfunded future obligations that could present similar risks.

Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially and adversely affect our investment.

The renovation, refurbishment or expansion by a borrower under a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include environmental risks and the possibility of construction, rehabilitation and subsequent leasing of the property not being completed on schedule. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on our investment.

Investments that are not United States government insured involve risk of loss.

We may originate and acquire uninsured loans and assets as part of our investment strategy. Such loans and assets may include mortgage loans, mezzanine loans and bridge loans. While holding such interests, we are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under loans, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. To the extent we suffer such losses with respect to our investments in such loans, the value of our company and the price of our common stock may be adversely affected.

The residential and commercial mortgage-backed securities in which we may invest are subject to the risks of the mortgage securities market as a whole and risks of the securitization process.

The value of residential and commercial mortgage-backed securities may change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Residential and commercial mortgage-backed securities are also subject to several risks created through the securitization process. Subordinate residential and commercial mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate residential and commercial mortgage-backed securities will not be fully paid. Subordinate residential and commercial mortgage-backed securities are also subject to greater credit risk than those residential and commercial mortgage-backed securities that are more highly rated.

In the future we may invest in residential mortgage-backed securities backed by non-prime or sub-prime residential mortgage loans that are subject to higher delinquency, foreclosure and loss rates than prime residential mortgage loans, which could result in losses to us.

Non-prime and sub-prime residential mortgage loans are made to borrowers who have poor or limited credit histories and as a result they do not qualify for traditional mortgage products. Because of the poor, or lack of, credit history, non-prime and sub-prime borrowers have materially higher rates of delinquency, foreclosure and loss compared to prime credit quality borrowers. There is limited history with respect to the performance of residential mortgage-backed securities ("RMBS") over multiple economic cycles. Investments in RMBS backed by sub-prime or non-prime residential mortgage loans have higher risk than investments in RMBS backed by prime residential mortgage loans. We may realize credit losses if we invest in RMBS backed by sub-prime and non-prime residential mortgage loans because such RMBS are subject to all of the risks of the underlying sub-prime and non-prime residential mortgage loans.

We may invest in non-agency RMBS and RMBS backed by non-conforming residential mortgage loans.

We may invest in non-agency RMBS. Agency-backed securities include RMBS that represent the entire ownership interest in pools of residential mortgage loans secured by residential real property and are guaranteed as to principal and interest by federally chartered entities such as Fannie Mae and Freddie Mac and, in the case of Ginnie Mae, by the U.S. government. Non-agency RMBS are not guaranteed by Fannie Mae, Freddie Mac, Ginnie Mae, or the U.S. government; rather, their ratings are assigned by nationally recognized rating agencies such as Moody's and Standard & Poor's. Non-agency RMBS have a higher risk of loss than agency RMBS. We may realize credit losses on our investment in non-agency RMBS.

We may also invest in RMBS backed by non-conforming residential mortgage loans. We expect that the residential mortgage loans will be non-conforming due to non-credit factors including, but not limited to, the fact that the (i) mortgage loan amounts exceed the maximum amount for such mortgage loan to qualify as a conforming mortgage loan, and (ii) underwriting documentation for the mortgage loan does not meet the criteria for qualification as a conforming mortgage loan. Non-conforming residential mortgage loans may have higher risk of delinquency and foreclosure and losses than conforming mortgage loans. We may realize credit losses on our investment in RMBS backed by non-conforming residential mortgage loans.

The types of structured debt securities and real estate-related loans in which we may invest have caused large financial losses for many investors and we can give no assurances that our investments in such securities will be successful.

We may invest in residential and commercial mortgage-backed securities, collateralized debt obligations and other structured debt securities as well as real estate-related loans. Many of these types of investments have become illiquid and considerably less valuable over the past three years. This reduced liquidity and decrease in value caused financial hardship for many investors in these assets. Many investors did not fully appreciate the risks of such investments. We can give no assurances to our stockholders that our investments in these assets will be successful.

Changes in interest rates could negatively affect the value of our investments, which could result in reduced earnings or losses and negatively affect the cash available for distribution to our stockholders.

We may invest in fixed-rate residential and commercial mortgage-backed securities and other fixed-rate debt investments. Under a normal yield curve, an investment in these instruments will decline in value if long-term interest rates increase. We may also invest in floating-rate debt investments, for which decreases in interest rates will have a negative effect on value and interest income. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our stockholders.

Prepayments can adversely affect the yields on our investments.

In the case of residential mortgage loans, there are seldom any restrictions on borrowers' abilities to prepay their loans. Homeowners tend to prepay mortgage loans faster when interest rates decline. Consequently, owners of the loans may reinvest the money received from the prepayments at the lower prevailing interest rates. Conversely, homeowners tend not to prepay mortgage loans when interest rates increase. Consequently, owners of the loans are unable to reinvest money that would have otherwise been received from prepayments at the higher prevailing interest rates. This volatility in prepayment rates may affect our ability to maintain targeted amounts of leverage on our RMBS portfolio and may result in reduced earnings or losses for us and negatively affect the cash available for distribution to our stockholders.

The yields of our other assets may be affected by the rate of prepayments differing from our projections. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of any prepayments we receive in assets with at least an equivalent yield, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

If credit spreads widen before we obtain long-term financing for our assets, the value of our assets may suffer.

We will price our assets based on our assumptions about future credit spreads for financing of those assets. We expect to obtain longer-term financing for our assets using structured financing techniques in the future. In such financings, interest rates are typically set at a spread over a certain benchmark, such as the yield on United States Treasury obligations, swaps, or LIBOR. If the spread that borrowers will pay over the benchmark widens and the rates we charge on our assets to be securitized are not increased accordingly, our income may be reduced or we may suffer losses.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability or asset;
- the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by federal tax provisions governing REITs;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
- the party owing money in the hedging transaction may default on its obligation to pay; and
- we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be certain that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

There can be no assurance that the direct or indirect effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, will not have an adverse effect on our interest rate hedging activities.

On July 21, 2010, the Dodd-Frank Act became law in the United States. Title VII of the Dodd-Frank Act contains a sweeping overhaul of the regulation of privately negotiated derivatives. The provisions of Title VII became effective on July 16, 2011 or, with respect to particular provisions, on such other date specified in the Dodd-Frank Act or by subsequent rulemaking. Pursuant to the regulatory framework established by Title VII of the Dodd-Frank Act, the Commodity Futures Trading Commission, or the CFTC, has been granted broad regulatory authority over "swaps," which term has been defined in the Dodd-Frank Act and related CFTC rules to include interest rate derivatives such as the ones we may use in our interest rate hedging activities. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be fully assessed until all final implementing rules and regulations are promulgated, the requirements of Title VII may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and may result in us entering into such transactions on less favorable terms than prior to effectiveness of the Dodd-Frank Act. The occurrence of any of the foregoing events may have an adverse effect on our business and our stockholders' returns.

Our investments in debt securities and preferred and common equity securities will be subject to the specific risks relating to the particular issuer of the securities and may involve greater risk of loss than secured debt financings.

Our investments in debt securities and preferred and common equity securities will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers that are REITs and other real estate companies are subject to the inherent risks associated with real estate and real estate-related investments. Issuers that are debt finance companies are subject to the inherent risks associated with structured financing investments. Furthermore, debt securities and preferred and common equity securities may involve greater risk of loss than secured debt financings due to a variety of factors, including that such investments are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in debt securities and preferred and common equity securities are subject to risks of (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the senior claims of banks and other lenders to the issuer, (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (v) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations and (vi) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding debt securities and preferred and common equity securities and the ability of the issuers thereof to make principal, interest and/or distribution payments to us.

Our dependence on the management of other entities in which we invest may adversely affect our business.

We will not control the management, investment decisions or operations of the companies in which we may invest. Management of those enterprises may decide to change the nature of their assets, or management may otherwise change in a manner that is not satisfactory to us. We will have no ability to affect these management decisions and we may have only limited ability to dispose of our investments.

Many of our investments may be illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Certain of the securities that we may purchase in connection with privately negotiated transactions will not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. Some of the residential and commercial mortgage-backed securities that we may purchase may be traded in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. The mezzanine and bridge loans we may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower's default. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

A portion of our assets may be classified for accounting purposes as "available-for-sale." These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to stockholders' equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale security below its amortized value is other-than-temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to stockholders.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing interest rates, increases in defaults, increases in voluntary prepayments for our investments that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Some of our investments may be carried at an estimated fair value and we will be required to disclose the fair value of other investments quarterly. The estimated fair value will be determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our investments may be in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. In addition, we must disclose the fair value of our investments in loans each quarter. Such estimates are inherently uncertain. The fair value of securities and other investments, including loans, that have limited liquidity or are not publicly traded may not be readily determinable. We will estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Competition with third parties in acquiring and originating investments may reduce our profitability and the return on our stockholders' investment.

We have significant competition with respect to our acquisition and origination of assets with many other companies, including other REITs, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies and other investors, many of which have greater resources than us. We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments or originate loans on more generous terms than our competitors, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, our stockholders may experience a lower return on their investment.

Our joint venture partners could take actions that decrease the value of an investment to us and lower our stockholders' overall return.

We have entered into, and may continue to enter into, joint ventures with third parties to make investments. We may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

- that our co-venturer or partner in an investment could become insolvent or bankrupt;
- that such co-venturer or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals; or
- that such co-venturer or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

Any of the above might subject us to liabilities and thus reduce our returns on our investment with that co-venturer or partner.

Our due diligence may not reveal all of a borrower's liabilities and may not reveal other weaknesses in its business.

Before making a loan to a borrower or acquiring debt or equity securities of a company, we will assess the strength and skills of such entity's management and other factors that we believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, we will rely on the resources available to us and, in some cases, an investigation by third parties. This process is particularly important and subjective with respect to newly organized or private entities because there may be little or no information publicly available about the entities. There can be no assurance that our due diligence processes will uncover all relevant facts or that any investment will be successful.

We depend on debtors for our revenue, and, accordingly, our revenue and our ability to make distributions to our stockholders will be dependent upon the success and economic viability of such debtors.

The success of our investments in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments materially depend on the financial stability of the debtors underlying such investments. The inability of a single major debtor or a number of smaller debtors to meet their payment obligations could result in reduced revenue or losses for us.

Delays in liquidating defaulted mortgage loans could reduce our investment returns.

If we make or invest in mortgage loans and there are defaults under those mortgage loans, we may not be able to repossess and sell the underlying properties quickly. Borrowers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses, including, without limitation, lender liability claims, in an effort to prolong the foreclosure action. In some states, foreclosure actions can take up to several years or more to litigate. At any time during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property. Foreclosure actions by senior lenders may substantially affect the amount that we may receive from an investment. These factors could reduce the value of our investment in the defaulted mortgage loans.

Delays in restructuring or liquidating non-performing debt-related securities could reduce the return on our stockholders' investment.

Debt-related securities may become non-performing after acquisition for a wide variety of reasons. Such non-performing debt-related investments may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of such loan or asset. However, even if a restructuring is successfully accomplished, upon maturity of such debt-related security, the borrower under the security may not be able to negotiate replacement "takeout" financing to repay the principal amount of the securities owed to us. We may find it necessary or desirable to foreclose on some of the collateral securing one or more of our investments. Intercreditor provisions may substantially interfere with our ability to do so. Even if foreclosure is an option, the foreclosure process can be lengthy and expensive as discussed above.

If we foreclose on the collateral that secures our investments in loans receivable, we may incur significant liabilities for deferred repairs and maintenance, property taxes and other expenses, which would reduce cash available for distribution to stockholders.

Some of the properties we may acquire in foreclosure proceedings may face competition from newer, more updated properties. In addition, the overall condition of these properties may have been neglected prior to the time we would foreclose on them. In order to remain competitive, increase occupancy at these properties and/or make them more attractive to potential tenants and purchasers, we may have to make significant capital improvements and/or incur deferred maintenance costs with respect to these properties. Also, if we acquire properties through foreclosure, we will be responsible for property taxes and other expenses which will require more capital resources than if we held a secured interest in these properties. To the extent we have to make significant capital expenditures with respect to these properties, we will have less cash available to fund distributions and investor returns may be reduced.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available to distribute to our stockholders. In addition, because a property's market value depends principally upon the value of the leases associated with that property, the resale value of a property with high or prolonged vacancies could suffer, which could further reduce our returns.

Investments in non-performing real estate assets involve greater risks than investments in stabilized, performing assets and make our future performance more difficult to predict.

Traditional performance metrics of real estate assets are generally not meaningful for non-performing real estate assets. Non-performing properties, for example, do not have stabilized occupancy rates to provide a useful measure of revenue. Similarly, non-performing loans do not have a consistent stream of loan servicing or interest payments to provide a useful measure of revenue. In addition, for non-performing loans, often there is no expectation that the face amount of the note will be paid in full. Appraisals may provide a sense of the value of the investment, but any appraisal of the property or underlying property will be based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. Further, an appraisal of a non-stabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.

In addition, we may pursue more than one strategy to create value in a non-performing real estate investment. With respect to a property, these strategies may include development, redevelopment, or lease-up of such property. With respect to a loan, these strategies may include negotiating with the borrower for a reduced payoff, restructuring the terms of the loan or enforcing our rights as lender under the loan and foreclosing on the collateral securing the loan.

The factors described above make it challenging to evaluate non-performing investments. As of March 8, 2013, the majority of our real estate assets have non-stabilized occupancies. Additionally, as of March 8, 2013, all of our real estate loans receivable were secured by non-stabilized real estate.

We depend on tenants for revenue, and lease defaults or terminations could reduce our net income and limit our ability to make distributions to our stockholders.

The success of our real estate investments materially depends on the financial stability of our tenants. A default or termination by a significant tenant on its lease payments to us would cause us to lose the revenue associated with such lease and could require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a tenant defaults on or terminates a significant lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to our stockholders.

Our inability to sell a property at the time and on the terms we want could limit our ability to pay cash distributions to our stockholders.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. We may be unable to sell our properties at a profit. Our inability to sell properties at the time and on the terms we want could reduce our cash flow and limit our ability to make distributions to our stockholders and could reduce the value of our shares.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the distributions available to our stockholders.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other assets, will be delayed until the promissory note or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

From time to time we may acquire unimproved real property or properties that are under development or construction. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and/or community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

If the properties related to our investments are concentrated by type or geographic area, then we will be exposed to increased risk with respect to those property types or that geographic area.

Our investments may at times be concentrated in certain property types that are subject to a higher risk of foreclosure. In addition, our investments may be secured by properties concentrated in a limited number of geographic locations. Adverse conditions in the areas where the properties securing or otherwise underlying our investments are located (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply or reduced demand) may have an adverse effect on the value of the properties underlying our investments. A material decline in demand or the ability of tenants to pay rent or of a buyer to consummate a purchase in these geographic areas may result in a material decline in our cash available for distribution.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our stockholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials, and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties, or damages we must pay will reduce our ability to make distributions and may reduce the value of our shares.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the Disabilities Act. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for Disabilities Act compliance will reduce our net income and the amount of cash available for distributions to our stockholders.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our stockholders' investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our shares. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to our stockholders.

Terrorist attacks and other acts of violence or war may affect the markets in which we plan to operate, which could delay or hinder our ability to meet our investment objectives and reduce our stockholders' overall return.

Terrorist attacks or armed conflicts may directly impact the value of our properties through damage, destruction, loss or increased security costs. KBS-sponsored programs and KBS-advised investors have historically owned properties in major metropolitan areas. We expect that we will also invest in such markets. We may not be able to obtain insurance against the risk of terrorism because it may not be available or may not be available on terms that are economically feasible. The terrorism insurance that we obtain may not be sufficient to cover loss for damages to our properties as a result of terrorist attacks. The inability to obtain sufficient terrorism insurance or any terrorism insurance at all could limit our investment options as some mortgage lenders have begun to insist that specific coverage against terrorism be purchased by commercial owners as a condition of providing loans.

Risks Related to Our Financing Strategy

We use leverage in connection with our investments, which increases the risk of loss associated with our investments.

We have financed, and expect to continue to finance, the acquisition and origination of a portion of our investments with warehouse lines of credit, repurchase agreements, various types of securitizations, mortgages and other borrowings. Although the use of leverage may enhance returns and increase the number of investments that we can make, it may also substantially increase the risk of loss. Our ability to execute this strategy depends on various conditions in the financing markets that are beyond our control, including liquidity and credit spreads. There can be no assurance that leveraged financing will be available to us on favorable terms or that, among other factors, the terms of such financing will parallel the maturities of the underlying assets acquired. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase facilities may not accommodate long-term financing. This could subject us to more restrictive recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution to our stockholders, for our operations and for future business opportunities. If alternative financing is not available, we may have to liquidate assets at unfavorable prices to pay off such financing. The return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that we can derive from the assets we acquire.

Short-term borrowing through repurchase agreements, bank credit facilities and warehouse facilities may put our assets and financial condition at risk. Repurchase agreements economically resemble short-term, variable-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the assets subject to a repurchase agreement declines, we may be required to provide additional collateral or make cash payments to maintain the loan to collateral value ratio. If we are unable to provide such collateral or cash repayments, we may lose our economic interest in the underlying assets. Further, credit facility providers and warehouse facility providers may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. In addition, such short-term borrowing facilities may limit the length of time that any given asset may be used as eligible collateral. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

We may not be able to acquire eligible investments for a CDO issuance or may not be able to issue CDO securities on attractive terms, either of which may require us to seek more costly financing for our investments or to liquidate assets.

We may use short-term financing arrangements to finance the acquisition of instruments until a sufficient quantity is accumulated, at which time we may refinance these lines through a securitization, such as a CDO issuance, or other long-term financing. As a result, we are subject to the risk that we will not be able to acquire, during the period that our short-term financing is available, a sufficient amount of eligible assets to maximize the efficiency of a CDO issuance. In addition, conditions in the capital markets may make the issuance of CDOs less attractive to us when we have accumulated a sufficient pool of collateral. If we are unable to issue a CDO to finance these assets, we may be required to seek other forms of potentially less attractive financing or liquidate the assets. In addition, while we generally will retain the equity component, or below investment grade component, of such CDOs and, therefore, still have exposure to any investments included in such securitizations, our inability to enter into securitization transactions will increase our overall exposure to risks associated with ownership of such investments, including the risk of default under warehouse facilities, bank credit facilities and repurchase agreements discussed above.

The use of CDO financings with over-collateralization requirements may have a negative impact on our cash flow.

We expect that the terms of CDOs we may issue will generally provide that the principal amount of assets must exceed the principal balance of the related bonds by a certain amount, commonly referred to as "over-collateralization." We anticipate that the CDO terms will provide that, if certain delinquencies and/or losses exceed specified levels, which we will establish based on the analysis by the rating agencies (or any financial guaranty insurer) of the characteristics of the assets collateralizing the bonds, the required level of over-collateralization may be increased or may be prevented from decreasing as would otherwise be permitted had losses or delinquencies not exceeded those levels. Other tests (based on delinquency levels or other criteria) may restrict our ability to receive net income from assets collateralizing the obligations. We cannot assure our stockholders that the performance tests will be satisfied. In advance of completing negotiations with the rating agencies or other key transaction parties on our future CDO financings, we cannot assure our stockholders of the actual terms of the CDO delinquency tests, over-collateralization terms, cash flow release mechanisms or other significant factors regarding the calculation of net income to us. Failure to obtain favorable terms with regard to these matters may materially and adversely affect the availability of net income to us. If our assets fail to perform as anticipated, our over-collateralization or other credit enhancement expense associated with our CDO financings will increase.

We may be required to repurchase loans that we have sold or to indemnify holders of CDOs we issue.

If any of the loans we originate or acquire and sell or securitize do not comply with representations and warranties that we make about certain characteristics of the loans, the borrowers and the underlying properties, we may be required to repurchase those loans (including from a trust vehicle used to facilitate a structured financing of the assets through CDOs) or replace them with substitute loans. In addition, in the case of loans that we have sold instead of retained, we may be required to indemnify persons for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased loans typically require a significant allocation of working capital to be carried on our books, and our ability to borrow against such assets may be limited. Any significant repurchases or indemnification payments could materially and adversely affect our financial condition and operating results.

High mortgage rates or changes in underwriting standards may make it difficult for us to finance or refinance properties, which could reduce our cash flows from operations and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance our properties. If we place mortgage debt on a property, we run the risk of being unable to refinance part or all of the property subject to the mortgage debt when it becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance properties subject to mortgage debt, our income could be reduced. We may be unable to refinance or may only be able to partly refinance properties if underwriting standards, including loan to value ratios and yield requirements, among other requirements, are more strict than when we originally financed the properties. If any of these events occurs, our cash flow could be reduced and/or we might have to pay down existing mortgages. This, in turn, would reduce cash available for distribution to our stockholders, could cause us to require additional capital and may hinder our ability to raise capital by issuing more stock or by borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan agreements we enter may contain covenants that limit our ability to further mortgage a property or that prohibit us from discontinuing insurance coverage or replacing KBS Capital Advisors as our advisor. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

In a period of rising interest rates, our interest expense could increase while the interest we earn on our fixed-rate assets would not change, which would adversely affect our profitability.

Our operating results will depend in large part on differences between the income from our assets, net of credit losses and financing costs. Income from our assets may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income and market value of our assets. Interest rate fluctuations resulting in our interest expense exceeding our interest income would result in operating losses for us and may limit our ability to make distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our stockholders' investment.

Our charter limits our total liabilities to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets,; however, we may exceed that limit if the majority of the conflicts committee of our board of directors approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2012, our borrowings and other liabilities were approximately 8% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets, respectively. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders' investment.

Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net earnings available for investment or distribution.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Internal Revenue Code. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions would no longer qualify for the dividends paid deduction and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Failure to qualify as a REIT would subject us to federal income tax, which would reduce the cash available for distribution to our stockholders.

We expect to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes. However, the federal income tax laws governing REITs are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. While we intend to continue to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments we may make, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, we would be required to pay federal income tax on our taxable income. We might need to borrow money or sell assets to pay that tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT and we do not qualify for certain statutory relief provisions, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT were excused under federal tax laws, we would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Our stockholders may have current tax liability on distributions they elect to reinvest in our common stock.

If our stockholders participate in our dividend reinvestment plan, they will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, our stockholders will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value, if any. As a result, unless our stockholders are tax-exempt entities, they may have to use funds from other sources to pay their tax liability on the value of the shares of common stock received.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

- In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.
- We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.
- If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may avoid the 100% tax on the gain from a resale of that property, but the income from the sale or operation of that property may be subject to corporate income tax at the highest applicable rate.
- If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% "prohibited transaction" tax unless such sale were made by one of our taxable REIT subsidiaries.

Our investments in debt instruments may cause us to recognize "phantom income" for federal income tax purposes even though no cash payments have been received on the debt instruments.

It is expected that we may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as "market discount" for federal income tax purposes. We may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under the applicable Treasury regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. This deemed reissuance may prevent the modified debt from qualifying as a good REIT asset if the underlying security has declined in value.

In general, we will be required to accrue original issue discount on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate residential and commercial mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

As a result of these factors, there is a significant risk that we may recognize substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this "phantom income" is recognized.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT status, we may be forced to forego otherwise attractive business or investment opportunities, which may delay or hinder our ability to meet our investment objectives and reduce our stockholders' overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and reduce the value of our stockholders' investment.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (i) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (ii) we are a "pension-held REIT," (iii) a tax-exempt stockholder has incurred debt to purchase or hold our common stock, or (iv) the residual Real Estate Mortgage Investment Conduit interests, or REMICs, we buy (if any) generate "excess inclusion income," then a portion of the distributions to and, in the case of a stockholder described in clause (iii), gains realized on the sale of common stock by such tax-exempt stockholder may be subject to federal income tax as unrelated business taxable income under the Internal Revenue Code.

If we were considered to actually or constructively pay a "preferential dividend" to certain of our stockholders, or status as a REIT could be adversely affected.

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our annual REIT taxable income (excluding net capital gain), determined without regard to the deduction for dividends paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distribution must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. There is no de minimus exception with respect to preferential dividends; therefore, if the IRS were to take the position that we paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders incur and may limit the manner in which we conduct securitizations or financing arrangements.

We may be deemed to be ourselves or make investments in entities that own or are themselves deemed to be taxable mortgage pools. As a REIT, provided that we own 100% of the equity interests in a taxable mortgage pool, we generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities that are not subject to tax on unrelated business income, we will incur a corporate-level tax on a portion of our income from the taxable mortgage pool. In that case, we are authorized to reduce and intend to reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax by the amount of such tax paid by us that is attributable to such stockholder's ownership.

Similarly, certain of our securitizations or other borrowings could be considered to result in the creation of a taxable mortgage pool for federal income tax purposes. We intend to structure our securitization and financing arrangements as to not create a taxable mortgage pool. However, if we have borrowings with two or more maturities and (i) those borrowings are secured by mortgages or residential or commercial mortgage-backed securities and (ii) the payments made on the borrowings are related to the payments received on the underlying assets, then the borrowings and the pool of mortgages or residential or commercial mortgage-backed securities to which such borrowings relate may be classified as a taxable mortgage pool under the Internal Revenue Code. If any part of our investments were to be treated as a taxable mortgage pool, then our REIT status would not be impaired, provided we own 100% of such entity, but a portion of the taxable income we recognize may be characterized as "excess inclusion" income and allocated among our stockholders to the extent of and generally in proportion to the distributions we make to each stockholder. Any excess inclusion income would:

- not be allowed to be offset by a stockholder's net operating losses;
- be subject to a tax as unrelated business income if a stockholder were a tax-exempt stockholder;
- be subject to the application of federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) with respect to amounts allocable to foreign stockholders; and
- be taxable (at the highest corporate tax rate) to us, rather than to our stockholders, to the extent the excess inclusion income relates to stock held by disqualified organizations (generally, tax-exempt companies not subject to tax on unrelated business income, including governmental organizations).

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

The Internal Revenue Service has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan that is secured by interests in a pass-through entity will be treated by the Internal Revenue Service as a real estate asset for purposes of the REIT tests, and interest derived from such loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to make investments in loans secured by interests in pass-through entities in a manner that complies with the various requirements applicable to our qualification as a REIT. To the extent, however, that any such loans do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the Internal Revenue Service will not challenge the tax treatment of such loans, which could jeopardize our ability to qualify as a REIT.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, deemed held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of or securitize loans in a manner that was treated as a sale of the loans for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through taxable REIT subsidiaries. However, to the extent that we engage in such activities through taxable REIT subsidiaries, the income associated with such activities may be subject to full corporate income tax.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and residential and commercial mortgage-backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Characterization of any repurchase agreements we enter into to finance our investments as sales for tax purposes rather than as secured lending transactions would adversely affect our ability to qualify as a REIT.

We may enter into repurchase agreements with a variety of counterparties to achieve our desired amount of leverage for the assets in which we invest. When we enter into a repurchase agreement, we generally sell assets to our counterparty to the agreement and receive cash from the counterparty. The counterparty is obligated to resell the assets back to us at the end of the term of the transaction. We believe that for federal income tax purposes we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the Internal Revenue Service could successfully assert that we did not own these assets during the term of the repurchase agreements, in which case we could fail to qualify as a REIT if tax ownership of these assets was necessary for us to meet the income and/or asset tests.

If certain sale-leaseback transactions are not characterized by the Internal Revenue Service as "true leases," we may be subject to adverse tax consequences.

We may purchase investments in properties and lease them back to the sellers of these properties. If the Internal Revenue Service does not characterize these leases as "true leases," we would be not treated as receiving rents from real property with regard to such leases which could affect our ability to satisfy the REIT gross income tests.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (i) interest rate risk on liabilities incurred to carry or acquire real estate or (ii) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Ownership limitations may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

In order for us to qualify as a REIT for each taxable year, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. "Individuals" for this purpose include natural persons, and some entities such as private foundations. To preserve our REIT qualification, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value of our capital stock. This ownership limitation could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

Our ownership of and relationship with our taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more taxable REIT subsidiaries. A domestic taxable REIT subsidiary will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm's-length basis. We cannot assure our stockholders that we will be able to comply with the 25% value limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm's length transactions.

The Internal Revenue Service may challenge our characterization of certain income from offshore taxable REIT subsidiaries.

We may form offshore corporate entities treated as taxable REIT subsidiaries. If we form such subsidiaries, we may receive certain "income inclusions" with respect to our equity investments in these entities. We intend to treat such income inclusions, to the extent matched by repatriations of cash in the same taxable year, as qualifying income for purposes of the 95% gross income test but not the 75% gross income test. Because there is no clear precedent with respect to the qualification of such income inclusions for purposes of the REIT gross income tests, no assurance can be given that the Internal Revenue Service will not assert a contrary position. If such income does not qualify for the 95% gross income test, we could be subject to a penalty tax or we could fail to qualify as a REIT, in both events only if such inclusions (along with certain other non-qualifying income) exceed 5% of our gross income.

If our CDO issuers that are taxable REIT subsidiaries are subject to federal income tax at the entity level, it would greatly reduce the amounts those entities would have available to distribute to us and to pay their creditors.

There is a specific exemption from federal income tax for non-U.S. corporations that restrict their activities in the United States to trading stock and securities (or any activity closely related thereto) for their own account whether such trading (or such other activity) is conducted by the corporation or its employees through a resident broker, commission agent, custodian or other agent. We intend that any of our CDO issuers that are taxable REIT subsidiaries will rely on that exemption or otherwise operate in a manner so that they will not be subject to federal income tax on their net income at the entity level. If the Internal Revenue Service were to succeed in challenging that tax treatment, it could greatly reduce the amount that those CDO issuers would have available to distribute to us and to pay to their creditors.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Dividends payable by REITs do not qualify for the reduced tax rates.

Legislation enacted in 2003 and modified in 2005, 2010 and 2013 generally reduces the maximum tax rate for dividends payable to certain stockholders that who are domestic individuals, trusts and estates to 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Internal Revenue Code (such as an individual retirement account ("IRA")) fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to penalties and other sanctions.

There are special considerations that apply to employee benefit plans subject to the Employee Retirement Income Security Act ("ERISA") (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. Fiduciaries and IRA owners investing the assets of such a plan or account in our common stock should satisfy themselves that:

- the investment is consistent with their fiduciary and other obligations under ERISA and the Internal Revenue Code;
- the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan's or account's investment policy;
- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;
- the investment in our shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;
- the investment will not produce an unacceptable amount of "unrelated business taxable income" for the plan or IRA;
- our stockholders will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and
- the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we will provide an estimated value for our shares annually. We can make no claim whether such estimated value will or will not satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common stock. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions. See Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities - Market Information" of this Annual Report on Form 10-K.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments.

ITEM 2. PROPERTIES

As of December 31, 2012, we owned eight office properties, one office campus consisting of nine buildings, one office portfolio consisting of five office buildings (of which one office building was held for sale as of December 31, 2012) and 43 acres of undeveloped land, one industrial/flex property, and one retail property encompassing 2.7 million rentable square feet and that were 58% occupied. In addition, we owned 1,375 acres of undeveloped land. The following table provides summary information regarding our properties as of December 31, 2012:

Property Location of Property	Date Acquired or Foreclosed on	Property Type	Rentable Square Feet	Total Real Estate at Cost (in thousands)	Annualized Base Rent [1] (in thousands)	Average Annualized Base Rent per Sq. Ft. [2]	Average Remaining Lease Term in Years	Occupancy	Ownership %
Village Overlook Buildings Stockbridge, GA	08/02/2010	Office	34,830	$ 1,758	$ 266	$ 17.41	2.5	43.9%	100.0%
Academy Point Atrium I Colorado Springs, CO	11/03/2010	Office	92,099	4,600	—	—	—	—%	100.0%
Northridge Center I & II Atlanta, GA	03/25/2011	Office	188,509	7,308	1,523	17.04	3.1	47.4%	100.0%
Iron Point Business Park Folsom, CA	06/21/2011	Office	210,905	20,074	1,939	21.58	3.5	42.6%	100.0%
Roseville Commerce Center Roseville, CA	06/27/2011	Industrial/Flex	90,886	3,961	586	13.48	3.6	47.8%	100.0%
1635 N. Cahuenga Building Los Angeles, CA	08/03/2011	Office	34,711	8,014	584	30.42	1.8	55.3%	70.0%
Richardson Portfolio [3] Richardson, TX	11/23/2011	Office/ Undeveloped Land	575,803	41,883	6,611	17.80	3.9	64.6%	90.0%
Park Highlands North Las Vegas, NV	12/30/2011	Undeveloped Land	—	22,840	—	—	—	N/A	50.1%
Bellevue Technology Center Bellevue, WA	07/31/2012	Office	326,237	77,926	4,438	22.05	5.2	61.7%	100%
Powers Ferry Landing East Atlanta, GA	09/24/2012	Office	393,502	16,667	2,458	18.94	1.6	33.0%	100.0%
1800 West Loop Houston, TX	12/04/2012	Office	400,101	67,688	8,182	24.67	4.5	82.2%	100.0%
West Loop I & II Houston, TX	12/07/2012	Office	313,873	37,072	5,123	21.08	3.2	77.4%	100.0%
Burbank Collection Burbank, CA	12/12/2012	Retail	39,428	12,974	1,096	48.43	4.7	57.4%	90.0%
			2,700,884	$ 322,765	$ 32,806	$ 21.07	3.8	57.7%	

[1] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease's inception through the balance of the lease term.

[2] Average annualized base rent per square foot is calculated as the annualized base rent divided by the leased rentable square feet.

[3] On January 11, 2013, we sold one of the five office buildings in the Richardson Portfolio containing 151,937 rentable square feet, (the "Greenway II Building"). The Greenway II Building is not included in these amounts.

As of December 31, 2012, there were no tenants occupying 10% or more of our total rentable square footage. As of December 31, 2012, our real estate portfolio's highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent [1] (in thousands)	Percentage of Annualized Base Rent
Insurance	13	$ 4,450	13.6%
Management Consulting	24	3,769	11.5%
Computer Systems Design & Programming	15	3,541	10.8%
		$ 11,760	35.9%

[1] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease's inception through the balance of the lease term.

Portfolio Lease Expiration

The following table reflects lease expirations of our owned properties as of December 31, 2012:

Year of Expiration	Number of Leases Expiring	Annualized Base Rent (in thousands) [1]	% of Portfolio Annualized Base Rent Expiring	Leased Rentable Square Feet Expiring	% of Portfolio Rentable Square Feet Expiring
Month-to-Month	25	$ 1,332	4.0%	74,907	4.8%
2013	53	5,169	15.8%	229,329	14.7%
2014	38	4,714	14.4%	231,992	14.9%
2015	38	2,776	8.5%	141,180	9.1%
2016	35	3,314	10.1%	162,131	10.4%
2017	30	5,342	16.3%	257,597	16.5%
2018	22	4,498	13.7%	202,965	13.0%
2019	8	2,191	6.7%	93,809	6.0%
2020	6	1,064	3.2%	52,610	3.4%
2021	2	167	0.5%	7,814	0.5%
2022	2	1,752	5.3%	78,675	5.1%
Thereafter	3	487	1.5%	24,065	1.6%
Total	262	$ 32,806	100%	1,557,074	100%

[1] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease's inception through the balance of the lease term.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stockholder Information

As of March 4, 2013, we had 58.1 million shares of common stock outstanding held by a total of approximately 16,000 stockholders. The number of stockholders is based on the records of DST Systems, Inc., who serves as our transfer agent.

Market Information

No public market currently exists for our shares of common stock, and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase requirements. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors. Consequently, there is the risk that our stockholders may not be able to sell their shares at a time or price acceptable to them.

To assist the FINRA members and their associated persons that participated in the initial public offering of our common stock, in meeting their customer account statement reporting obligations under the National Association of Securities Dealers Conduct Rule 2340, we disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. In addition, KBS Capital Advisors, our advisor, will prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares. For this purpose, the estimated value of our shares of common stock is $10.00 per share as of December 31, 2012. The basis for this valuation is the fact that the most recent public offering price for our shares of common stock in our primary offering was $10.00 per share (ignoring purchase price discounts for certain categories of purchasers). Our advisor has indicated that it intends to use the most recent price paid to acquire a share in our primary initial public offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as its estimated per share value of our shares until we have completed our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities - whether through our initial public offering or follow-on public offerings - and have not done so for 18 months. We ceased offering shares in our initial public offering on November 14, 2012, but we may conduct follow-on equity offerings in the future. (For purposes of this definition, we do not consider a "public equity offering" to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in our Operating Partnership.) Once we establish an estimated value per share, we currently expect to update the estimated value per share every 12 to 18 months thereafter. Our charter does not restrict our ability to conduct offerings in the future, and if our board of directors determines that it is in our best interest, we may conduct follow-on offerings.

Although the estimated value set forth above represents the most recent price at which most investors were willing to purchase shares in our primary offering, this reported value would likely differ from the price at which a stockholder could resell his or her shares because (i) there is no public trading market for the shares at this time; (ii) the $10.00 primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from our primary public offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

Distribution Information

We declare distributions when our board of directors determines we have sufficient cash flow from operations, investment activities and/or strategic financings. We expect to fund distributions from interest and rental income on investments, the maturity, payoff or settlement of those investments and from strategic sales of loans, debt securities, properties and other assets. Further, upon the acquisition of real estate investments or to the extent that we believe assets in our portfolio have appreciated in value after acquisition or subsequent to the time we have taken control of the assets, we may use the proceeds from real estate financings to fund distributions to our stockholders. With respect to the non-performing assets that we acquire, we believe that within a relatively short time after acquisition or taking control of such investments via foreclosure or deed-in-lieu proceedings, we will often experience an increase in their value. For example, in most instances, we bring financial stability to the property, which reduces uncertainty in the market and alleviates concerns regarding the property's management, ownership and future. We also generally have significantly more capital available for investment in these properties than their prior owners and operators were willing to invest, and as such, we are able to invest in tenant improvements and capital expenditures with respect to such properties, which enables us to attract substantially increased interest from brokers and tenants.

As a REIT, we will generally have to hold our assets for two years in order to meet the safe harbor to avoid a 100% prohibited transactions tax, unless such assets are held through a TRS or other taxable corporation. In certain instances, we may sell properties outside of the safe harbor period and still be exempt from the 100% prohibited transaction tax because such properties were not held as "inventory." At such time as we have assets that we have held for at least two years, we anticipate that we may authorize and declare distributions based on gains on asset sales monthly, to the extent we close on the sale of one or more assets and the board of directors does not determine to reinvest the proceeds of such sales. Because we intend to fund distributions from cash flow and strategic financings, we do not expect our board of directors to declare distributions on a set monthly or quarterly basis. Rather, our board of directors will declare distributions from time to time based on cash flow from our investments and our investment and financing activities.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Our distribution policy is not to pay distributions from sources other than cash flow from operations, investment activities and strategic financings. However, our organizational documents do not restrict us from paying distributions from any source and do not restrict the amount of distributions we may pay from any source, including proceeds from our initial public offering or the proceeds from the issuance of securities in the future, third-party borrowings, advances from our advisor or sponsors or from our advisor's deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement described above. In such an event, we would look first to other third party borrowings to fund these distributions.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders. Distributions declared during 2012 and 2011, aggregated by quarter, are as follows (dollars in thousands, except per share amounts):

	2012				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$ 547	$ 678	$ 11,660	$ —	$ 12,885
Total Per Share Distribution	$ 0.023	$ 0.025	$ 0.352	$ —	$ 0.400
Rate Based on Purchase Price of $10.00 Per Share	0.2%	0.3%	3.5%	—%	4.0%

	2011				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$ —	$ —	$ —	$ 6,405	$ 6,405
Total Per Share Distribution	$ —	$ —	$ —	$ 0.300	$ 0.300
Rate Based on Purchase Price of $10.00 Per Share	—%	—%	—%	3.0%	3.0%

The tax composition of our distributions paid during the years ended December 31, 2012 and 2011 was as follows:

	2012	2011
Ordinary Income	3%	—%
Return of Capital	97%	100%
Total	100%	100%

For more information with respect to our distributions paid, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Distributions."

Use of Proceeds from Sales of Registered Securities and Unregistered Sales of Equity Securities

On November 20, 2009, our Registration Statement on Form S-11 (File No. 333-156633), covering a public offering of up to 100,000,000 shares of common stock in our primary offering and 40,000,000 shares of common stock under our dividend reinvestment plan, was declared effective under the Securities Act of 1933. We commenced our initial public offering on November 20, 2009 upon retaining KBS Capital Markets Group LLC, an affiliate of our advisor, as the dealer manager of our offering. We offered 100,000,000 shares of common stock in our primary offering at an aggregate offering price of up to $1.0 billion, or $10.00 per share, with discounts available to certain categories of purchasers. We ceased offering shares in our primary offering on November 14, 2012. The 40,000,000 shares offered under our dividend reinvestment plan are being offered at an aggregate offering price of $380 million, or $9.50 per share. We will continue to offer shares of common stock under the dividend reinvestment plan until we have sold all the shares under the plan.

We sold 56,586,837 shares of common stock in the primary offering for gross offering proceeds of $561.8 million. As of December 31, 2012, we sold 1,329,491 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $12.6 million. Also as of December 31, 2012, we had redeemed 84,944 of the shares sold in our offering for $0.8 million. As of December 31, 2012, we had incurred selling commissions, dealer manager fees and other organization and offering costs in the amounts set forth below. In connection with our primary offering, we paid selling commissions and dealer manager fees to KBS Capital Markets Group, and KBS Capital Markets Group reallowed all selling commissions and a portion of the dealer manager fees to participating broker-dealers. In addition, we reimburse KBS Capital Advisors and KBS Capital Markets Group for certain offering expenses.

Type of Expense Amount	Amount	Estimated/ Actual
	(in thousands)	
Selling commissions and dealer manager fees	$ 49,574	Actual
Finders' fees	—	Actual
Other underwriting compensation	4,476	Actual
Other organization and offering costs (excluding underwriting compensation)	6,116	Actual
Total expenses	$ 60,166	
Percentage of offering proceeds used to pay or reimburse affiliates for organization and offering costs and expenses	10.5%	Actual

From the commencement of our initial public offering through December 31, 2012, the net offering proceeds to us, after deducting the total expenses incurred as described above, were approximately $514.2 million.

We expect to use substantially all of the net proceeds from the primary portion of our initial public offering to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. We may use the net proceeds from the sale of shares under our dividend reinvestment plan for general corporate purposes, including, but not limited to, the redemption of shares under our share redemption program; reserves required by any financings of our investments; future funding obligations under any real estate loans receivable we acquire; the acquisition or origination of assets, which would include payment of acquisition and origination fees to our advisor; the repayment of debt; and expenses related to our investments, such as purchasing a loan senior to ours to protect our junior position in the event of a default by the borrower on the senior loan, making protective advances to preserve collateral securing a loan, or making capital and tenant improvements or paying leasing costs and commissions related to real property. As of December 31, 2012, we have used the net proceeds from our primary public offering to acquire $424.5 million in real estate investments and real estate-related loans, including $6.5 million of real estate acquisition fees and expenses to affiliates and non-affiliates including cost related to foreclosure of loans.

Additionally, on December 29, 2011 and October 23, 2012, we issued 220,994 shares and 55,249 shares of common stock, respectively, for $2.0 million and $0.5 million, respectively, to Willowbrook Capital Group LLC, an entity owned and controlled by Keith D. Hall, one of our directors and our Chief Executive Officer, and Peter McMillan III, also one of our directors and our President, for $9.05 per share. We issued these shares of common stock in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

Share Redemption Program

We have adopted a share redemption program that may enable stockholders to sell their shares to us in limited circumstances.

Pursuant to the share redemption program there are several limitations on our ability to redeem shares:

- Unless the shares are being redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined under the share redemption program), we may not redeem shares until the stockholder has held the shares for one year.

- During each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year (except that, as of December 31, 2012, we also have available under the share redemption program up to $1.1 million in additional funds to redeem a qualifying stockholder's shares if the shares are being redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence;" for purposes of determining the amount of funds available for redemption under the program, redemptions for a stockholder's death, qualifying disability or determination of incompetence, are made first from the $1.1 million before the general allocation for redemptions described above). This restriction may significantly limit your ability to have your shares redeemed pursuant to our share redemption program because we expect to declare distributions only when our board of directors determines we have sufficient cash flow. For example, we only declared $12.9 million in distributions in 2012.
- During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.
- We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

We may amend, suspend or terminate the program upon 30 days' notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

During the year ended December 31, 2012, we fulfilled all redemption requests received in good order and eligible for redemption, redeeming shares pursuant to the share redemption program as follows:

Month	Total Number of Shares Redeemed	Average Price Paid Per Share [1]	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
January 2012	17,505	$ 9.32	[2]
February 2012	3,737	$ 9.45	[2]
March 2012	620	$ 9.25	[2]
April 2012	1,106	$ 8.65	[2]
May 2012	600	$ 10.00	[2]
June 2012	7,535	$ 9.23	[2]
July 2012	13,004	$ 9.49	[2]
August 2012	4,657	$ 9.64	[2]
September 2012	9,064	$ 9.25	[2]
October 2012	3,871	$ 9.22	[2]
November 2012	12,632	$ 9.16	[2]
December 2012	6,613	$ 9.28	[2]
Total	80,944		

[1] Pursuant to the program, as amended, we will initially redeem shares as follows:

- The lower of $9.25 or 92.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;
- The lower of $9.50 or 95.0% of the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;
- The lower of $9.75 or 97.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and
- The lower of $10.00 or 100.0% of the price paid to acquire the shares from us for stockholders who have held their shares for at least four years.

Notwithstanding the above, upon the death, "qualifying disability" or "determination of incompetence" of a stockholder, the redemption price will be the amount paid to acquire the shares from us. Furthermore, once we establish an estimated value per share of our common stock, the redemption price per share for all stockholders will be equal to the estimated value per share, as determined by our advisor or another firm chosen for that purpose. We expect to establish an estimated value per share after the completion of our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities - whether through our initial public offering or follow-on public offerings - and have not done so for 18 months. "Public equity offering" for this purpose does not include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership.

[2] We limit the dollar value of shares that may be redeemed under the program as described above. During the year ended December 31, 2012, we redeemed $0.8 million of common stock, which represented all redemption requests received in good order and eligible for redemption through the December 2012 redemption date. As of December 31, 2012, we may redeem up to $1.1 million of shares of common stock if the shares are being redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence." Additionally, based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2012, we have $8.5 million available for all other redemptions in 2013.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data as of and for the years ended December 31, 2012, 2011, 2010 and 2009 should be read in conjunction with the accompanying consolidated financial statements and related notes thereto and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations":

	As of December 31,			
	2012	2011	2010	2009
Balance sheet data				
Total real estate and real estate-related investments, net	$ 394,356	$ 166,354	$ 17,774	$ —
Total assets	537,928	258,463	42,404	193
Total notes payable and repurchase agreements	33,751	63,203	—	—
Total liabilities	44,625	66,628	1,346	—
Redeemable common stock	9,651	5,291	—	—
Total equity	483,652	186,544	41,058	193

	For the Years Ended December 31,			
	2012	2011	2010	2009
Operating data				
Total revenues	$ 19,904	$ 4,175	$ 308	$ —
Net loss attributable to common stockholders	(9,762)	(7,581)	(1,975)	(7)
Net loss per common share - basic and diluted	$ (0.28)	$ (0.66)	$ (1.18)	$ (0.37)
Other data				
Cash flows used in operating activities	$ (1,028)	$ (3,507)	$ (1,572)	$ (7)
Cash flows used in investing activities	(242,074)	(154,405)	(17,885)	—
Cash flows provided by financing activities	282,683	220,649	42,906	—
Distributions declared	$ 12,885	$ 6,405	$ —	$ —
Distributions declared per common share [1]	0.40	0.30	—	—
Weighted-average number of common shares outstanding, basic and diluted	35,458,656	11,432,823	1,678,335	20,000

[1] On December 2, 2011, our board of directors declared a distribution in the amount of $0.30 per share of common stock, or 3.0% of the initial public offering price of $10.00 per share of common stock, to stockholders of record as of the close of business on December 23, 2011. We paid this distribution on December 23, 2011. On February 13, 2012, our board of directors authorized a distribution in the amount of $0.02309337 per share of common stock to stockholders of record as of the close of business on February 14, 2012. We paid this distribution on February 17, 2012. On April 16, 2012, our board of directors authorized a distribution in the amount of $0.025 per share of common stock to stockholders of record as of the close of business on April 16, 2012. We paid this distribution on April 30, 2012. On July 20, 2012, our board of directors authorized a distribution in the amount of $0.35190663 per share of common stock to stockholders of record as of the close of business on July 20, 2012. We paid this distribution on July 31, 2012. Investors could choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" above and our accompanying consolidated financial statements and the notes thereto. Also, see "Forward-Looking Statements" preceding Part I of this Annual Report on Form 10-K.

Overview

We were formed on October 8, 2008 as a Maryland corporation, elected to be taxed as a REIT beginning with the taxable year ended December 31, 2010 and intend to operate in such manner. On January 8, 2009, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the "SEC") to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public, of which 100,000,000 shares were registered in our primary offering and 40,000,000 shares were registered under our dividend reinvestment plan. The SEC declared our registration statement effective on November 20, 2009 and we retained KBS Capital Markets Group LLC, an affiliate of our advisor, to serve as the dealer manager of the offering pursuant to a dealer manager agreement. The dealer manager was responsible for marketing our shares in the initial public offering. We ceased offering shares of common stock in our primary offering on November 14, 2012.

KBS Capital Advisors LLC is our advisor. As our advisor, KBS Capital Advisors manages our day-to-day operations and our portfolio of investments. KBS Capital Advisors also has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. KBS Capital Advisors will also provide asset-management, marketing, investor-relations and other administrative services on our behalf.

We intend to use substantially all of the net proceeds from our initial public offering to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. Such investments have included, and are expected to continue to include, non-performing loans (which have resulted in, and may continue to result in, our acquisition of the underlying property securing the loan through foreclosure or similar processes), non-stabilized or undeveloped properties, and commercial mortgage backed securities ("CMBS"). We may also invest in entities that make similar investments. As of December 31, 2012, we owned eight office properties, one office campus consisting of nine buildings, one office portfolio consisting of five office buildings (of which one office building was held for sale as of December 31, 2012) and 43 acres of undeveloped land, one industrial/flex property, one retail property, 1,375 acres of undeveloped land, two CMBS investments, two real estate loans receivable and one investment in an unconsolidated joint venture.

We sold 56,586,837 shares of common stock in the primary offering for gross offering proceeds of $561.8 million. We continue to offer shares of common stock under the dividend reinvestment plan. As of December 31, 2012, we sold 1,329,491 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $12.6 million. Also as of December 31, 2012, we had redeemed 84,944 of the shares sold in our offering for $0.8 million. Additionally, on December 29, 2011 and October 23, 2012, we issued 220,994 shares and 55,249 shares of common stock, respectively, for $2.0 million and $0.5 million, respectively, in private transactions exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

Market Outlook - Real Estate and Real Estate Finance Markets

Since 2007 and the emergence of the global economic crisis, there have been persistent concerns regarding the creditworthiness and refinancing capabilities of both corporations and sovereign governments. Economies throughout the world have experienced lingering levels of high unemployment and low levels of consumer and business confidence due to a global downturn in economic activity. While some markets have shown some signs of recovery, concerns remain regarding job growth, income growth and the overall economic health of consumers, businesses and governments. Recent global economic events remain centered on the potential for the default of several European sovereign debt issuers and the impact that such an event would have on the European Union and the rest of the world's financial markets. During 2011, S&P downgraded the credit rating of the United States to AA+ from AAA. In November 2012, Moody's downgraded France's sovereign debt rating to Aa1 from AAA and, in February 2013, Moody's downgraded the U.K. government debt to Aa1 from AAA as well. The global ratings agencies continue to have a number of western sovereign issuers on negative watch as governments have struggled to resolve their fiscal obligations. These events have led to continued volatility in the capital markets. For further discussion of current market conditions, see Part I, Item 1, "Business - Market Outlook - Real Estate and Real Estate Finance Markets."

Liquidity and Capital Resources

Our principal demand for funds during the short and long-term is and will be for the acquisition of properties, loans and other real estate-related investments; the payment of operating expenses, capital expenditures and general and administrative expenses; payments under debt obligations; redemptions of common stock; and payments of distributions to stockholders. To date, we have had five primary sources of capital for meeting our cash requirements:

- Proceeds from the primary portion of our initial public offering;
- Proceeds from our dividend reinvestment plan;
- Debt financing;
- Proceeds from the sale of real estate and the repayment of a real estate-related investment; and
- Cash flow generated by our real estate and real estate-related investments.

We sold 56,586,837 shares of common stock in the primary portion of our initial public offering for gross offering proceeds of $561.8 million. We ceased offering shares in the primary portion of our initial public offering on November 14, 2012. We continue to offer shares of common stock under the dividend reinvestment plan. As of December 31, 2012, we had sold 1,329,491 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $12.6 million. To date, we have invested a significant amount of the proceeds from our initial public offering in real estate and real estate-related investments and we anticipate making several more investments in the future. We intend to use our cash on hand, proceeds from debt financing, cash flow generated by our real estate operations and real estate-related investments, proceeds from our dividend reinvestment plan and principal repayments on our real estate loans receivable as our primary sources of immediate and long-term liquidity.

Our investments in real estate generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures and corporate general and administrative expenses. Cash flow from operations from our real estate investments is primarily dependent upon the occupancy levels of our properties, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of December 31, 2012, our real estate property investments were 58% occupied.

Our real estate-related debt securities generate cash flow in the form of interest income. Cash flows from operations from our estate-related debt securities are primarily dependent on the operating performance of the underlying collateral and the borrower's ability to make its debt service payments.

Investments in performing real estate-related loans generate cash flow in the form of interest income. Investments in non-performing real estate-related loans may or may not generate cash flow. Cash flow from operations under our real estate-related loans is primarily dependent on the operating performance of the underlying collateral and the borrowers' ability to make their debt service payments. We do not expect non-performing mortgages to perform in accordance with their contractual terms, including the repayment of the principal amount outstanding under the loans, the payment of interest at the stated amount on the face of notes or the repayment of the loans upon their maturity dates. As such, we explore various strategies including, but not limited to, one or more of the following: (i) negotiating with the borrowers for a reduced payoff, (ii) restructuring the terms of the loans and (iii) enforcing our rights as lenders under these loans and foreclosing on the collateral securing the loans. We believe that one or more of these potential courses of action will at some point result in positive cash flow to us. As of December 31, 2012, we had real estate loans receivable outstanding with a total book value of $71.9 million, of which $35.7 million is non-performing and $36.2 million of performing mortgage loans.

As of December 31, 2012, we had outstanding debt obligations in the aggregate principal amount of $33.8 million.

Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the Conflicts Committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended December 31, 2012 exceeded the charter imposed limitation; however, the Conflicts Committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company and the early stage of our operations.

For the year ended December 31, 2012, our cash needs for acquisitions, capital expenditures and debt servicing were met with proceeds from our initial public offering and debt financing. Operating cash needs during the same period were met through cash flow generated by our real estate investments and proceeds from our initial public offering. Distributions to our stockholders during the year ended December 31, 2012 were funded from gains resulting from the dispositions of real estate properties and debt financing.

We have elected to be taxed as a REIT and intend to operate as a REIT. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.

Cash Flows from Operating Activities

We commenced operations with the acquisition of our first real estate investment on August 2, 2010. As of December 31, 2012, we owned eight office properties, one office campus consisting of nine buildings, one office portfolio consisting of five office buildings (of which one office building was held for sale as of December 31, 2012) and 43 acres of undeveloped land, one industrial/flex property, one retail property, 1,375 acres of undeveloped land, two CMBS investments, two real estate loans receivable and one investment in an unconsolidated joint venture. During the year ended December 31, 2012 net cash used in operating activities was $1.0 million. We expect that our cash flows from operating activities will increase in future years as a result of owning the assets acquired during 2012 for an entire period, leasing additional space that is currently unoccupied, anticipated future acquisitions of real estate and real estate-related investments and the related operations of such real estate and the potential cash flow from real estate-related investments.

Cash Flows from Investing Activities

Net cash used in investing activities was $242.1 million for the year ended December 31, 2012 and primarily consisted of the following:

- Acquisitions of an office campus consisting of nine office buildings, three office properties and a retail property for an aggregate purchase price of $211.7 million;
- Acquisition/origination of three real estate loans receivable of $78.4 million;
- Net proceeds from principal repayments and sales on real estate securities of $53.2 million;
- Net investment in an unconsolidated joint venture of $7.9 million;
- Proceeds from the early payoff of a real estate loan receivable of $7.9 million;
- Improvements to real estate of $7.1 million; and
- Proceeds from the sale of real estate of $1.8 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was $282.7 million for the year ended December 31, 2012 and consisted primarily of the following:

- $314.0 million of cash provided by offering proceeds from our initial public offering, net of payments of selling commissions, dealer manager fees and other offering expenses of $34.7 million;
- $30.2 million of principal payments on CMBS repurchase agreements and $2.9 million of principal payments on notes payable;
- $4.3 million of net cash distributions, after giving effect to distributions reinvested by stockholders of $8.5 million;
- $4.2 million of cash provided by proceeds from notes payable;
- $2.6 million of noncontrolling interests contributions; and
- $0.8 million of payments made to redeem shares of common stock.

In order to execute our investment strategy, we utilize secured debt, and to the extent available, may utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest risks, are properly balanced with the benefit of using leverage. Once we have fully invested the proceeds of our initial public offering, we expect our debt financing will be 50% or less of the cost of our investments, although it may exceed this level during our offering stage. There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of the Conflicts Committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2012, our borrowings and other liabilities were approximately 8% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets. However, we intend to place additional debt on our investments in the future to enhance our liquidity and to allow us to make additional real estate and real estate-related investments.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and our dealer manager. Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, our dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf. However, at the termination of our primary offering and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. Further, we are only liable to reimburse organization and offering costs incurred by our advisor up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of our offering as of the date of reimbursement. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us as well as for any dispositions of assets (including the discounted payoff of non-performing loans).

The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and our conflicts committee.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2012 (in thousands):

		Payments Due During the Years Ending December 31,			
Contractual Obligations	**Total**	**2013**	**2014-2015**	**2016-2017**	**Thereafter**
Outstanding debt obligations [1]	$ 33,751	$ —	$ 33,751	$ —	$ —
Interest payments on outstanding debt obligations [2]	6,149	2,109	4,040	—	—

[1] Amounts include principal payments only.

[2] Projected interest payments are based on the outstanding principal amounts and interest rates in effect at December 31, 2012. We incurred interest expense of $1.9 million excluding amortization of deferred financing costs of $0.3 million, for the year ended December 31, 2012.

Results of Operations

As of December 31, 2011, we owned five office properties, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, one industrial/flex property, 1,375 acres of undeveloped land and six CMBS investments. As of December 31, 2012, we owned eight office properties, one office campus consisting of nine buildings, one office portfolio consisting of five office buildings (one office building held for sale) and 43 acres of undeveloped land, one industrial/flex property, one retail property, 1,375 acres of undeveloped land, two CMBS investments, two real estate loans receivable and one investment in an unconsolidated joint venture. We funded the acquisitions of these investments with proceeds from our initial public offering and debt financing. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of owning the assets acquired in 2012 for an entire period and anticipated future acquisitions of real estate and real estate-related investments. Our income and expenses will also depend on the outcome of our recovery strategies for our leasing activities for our non-performing real estate assets.

Comparison of the year ended December 31, 2012 versus year ended December 31, 2011

Rental income and tenant reimbursements increased from $3.8 million for the year ended December 31, 2011 to $16.4 million for the year ended December 31, 2012, primarily as a result of the growth in our real estate portfolio. We expect rental income and tenant reimbursements to increase in future periods as a result of owning the assets acquired in 2012 for an entire period, leasing additional space and anticipated future acquisitions of real estate assets.

Interest income from our real estate loans receivable, recognized using the interest method, increased from $0.3 million for the year ended December 31, 2011 to $1.7 million for the year ended December 31, 2012. We expect interest income to increase in future periods as a result of owning investments acquired in 2012 for an entire year and anticipated future acquisitions of real estate-related investments. Interest income from non-performing loans may vary from period to period, based on the ability of the borrowers to make interest payments.

Interest income from our real estate securities increased from $0.1 million for the year ended December 31, 2011 to $0.9 million for the year ended December 31, 2012. We expect interest income from our real estate securities to vary in future periods based upon acquisition activity and principal balances outstanding under our real estate securities.

Property operating costs and real estate taxes and insurance increased from $2.9 million and $0.9 million, respectively, for the year ended December 31, 2011 to $8.2 million and $2.7 million, respectively, for the year ended December 31, 2012, primarily as a result of the growth in our real estate portfolio. We expect property operating costs and real estate taxes and insurance to increase in future periods as a result of owning the assets acquired in 2012 for an entire period and anticipated future acquisitions or foreclosures of real estate assets.

Asset management fees increased from $0.3 million for the year ended December 31, 2011 to $1.7 million for the year ended December 31, 2012, primarily as a result of growth in our real estate portfolio. We expect asset management fees to increase in future periods as a result of owning the assets acquired in 2012 for an entire period and anticipated future acquisitions. All asset management fees incurred as of December 31, 2012 have been paid.

Real estate acquisition fees and expenses to affiliates and non-affiliates increased from $1.6 million for the year ended December 31, 2011 to $3.6 million for the year ended December 31, 2012 due to the growth in our real estate portfolio. The increase is primarily due to the difference in the total acquisition price for properties acquired during the year ended December 31, 2011 of $72.8 million compared to the total acquisition price for properties acquired during the year ended December 31, 2012 of $211.7 million. We expect real estate acquisition fees to vary in future periods based upon real estate acquisition activity.

Costs and expenses related to the foreclosure of real estate loans receivable was $0.9 million for the year ended December 31, 2011 and was related to the foreclosure of five of our real estate loans. We did not foreclose on any of our real estate loans receivable during the year ended December 31, 2012, and, therefore, did not incur such costs. We expect costs and expenses related to the foreclosure of loans receivable to vary in future periods based upon foreclosure activity.

General and administrative expenses increased from $2.0 million for the year ended December 31, 2011 to $3.1 million for the year ended December 31, 2011, primarily as a result of our growth and the growth of our real estate portfolio. General and administrative costs consisted primarily of legal fees, transfer agent fees, insurance premiums, professional fees and independent director fees. We expect general and administrative costs to increase in future periods as we acquire additional investments, but we expect such costs to decrease as a percentage of total revenue.

Depreciation and amortization increased from $3.2 million for the year ended December 31, 2011 to $9.5 million for the year ended December 31, 2012, due to the growth of our real estate portfolio. We expect depreciation and amortization to increase in future periods as a result of owning the assets acquired or foreclosed upon in 2012 for an entire period and anticipated future acquisitions or foreclosures of real estate assets.

Interest expense increased from $0.3 million for the year ended December 31, 2011 to $2.2 million for the year ended December 31, 2012. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the availability and cost of debt financing and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.

Total other income increased from $0.1 million for the year ended December 31, 2011 to $1.4 million for the year ended December 31, 2012, primarily due to a gain on extinguishment of debt of $0.6 million, a gain from the early payoff of a real estate loan receivable of $0.4 million, a gain on sale of real estate securities of $0.2 million and income from an unconsolidated joint venture of $0.1 million recognized during the year ended December 31, 2012.

Comparison of the year ended December 31, 2011 versus year ended December 31, 2010

Rental income and tenant reimbursements increased from $0.2 million for the year ended December 31, 2010 to $3.8 million for the year ended December 31, 2011, primarily as a result of the growth in our real estate portfolio.

Interest income from our real estate loans receivable, recognized using the interest method, increased from $0.1 million for the year ended December 31, 2010 to $0.3 million for the year ended December 31, 2011, primarily as a result of the growth in our real estate loan receivable portfolio. During the years ended December 31, 2011 and 2010, all of our real estate loans receivable were non-performing and interest income was recognized on a cash basis. Interest income from non-performing loans may vary from period to period based on the ability of the borrowers to make interest payments.

Property operating costs and real estate taxes and insurance increased from $0.2 million and $46,000, respectively, for the year ended December 31, 2010 to $2.9 million and $0.9 million, respectively, for the year ended December 31, 2011, primarily as a result of the growth in our real estate portfolio.

Asset management fees increased from $30,000 for the year ended December 31, 2010 to $0.3 million for the year ended December 31, 2011, primarily as a result of growth in our real estate portfolio.

Real estate acquisition fees and expenses to affiliates and non-affiliates increased from $0.1 million for the year ended December 31, 2010 to $1.6 million for the year ended December 31, 2011 due to the growth in our real estate portfolio. This increase is primarily due to the difference in acquisition price between the property we acquired for $1.8 million during the year ended December 31, 2010 and the interests in properties we acquired for $72.8 million during the year ended December 31, 2011.

Costs and expenses related to the foreclosure of real estate loans receivable increased from $0.1 million for the year ended December 31, 2010 to $0.9 million for the year ended December 31, 2011. We foreclosed on one of our real estate loans receivable during the year ended December 31, 2010 and foreclosed on five of our real estate loans receivable during the year ended December 31, 2011.

General and administrative expenses increased from $1.6 million for the year ended December 31, 2010 to $2.0 million for the year ended December 31, 2011, primarily as a result of our growth and the growth of our real estate portfolio. General and administrative costs consisted primarily of legal fees, transfer agent fees, insurance premiums, professional fees and independent director fees.

Depreciation and amortization increased from $0.2 million for the year ended December 31, 2010 to $3.2 million for the year ended December 31, 2011, due to the growth of our real estate portfolio.

Interest expense was $0.3 million for the year ended December 31, 2011. We had no debt outstanding during the year ended December 31, 2010, and therefore, did not incur any interest expense during that period.

Organization and Offering Costs

Organization and offering costs (other than selling commissions and dealer manager fees) of the primary offering could be paid by our advisor, our dealer manager or their affiliates on our behalf and they may continue to pay these costs on our behalf with respect to the offering under our dividend reinvestment plan. Other offering costs include all expenses to be incurred by us in connection with our initial public offering. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders' equity.

We reimbursed and will reimburse our advisor for organization and offering costs up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts we spent on organization and offering expenses, does not exceed 15% of the gross proceeds of our primary offering and the offering under our dividend reinvestment plan as of the date of reimbursement. At the termination of the primary offering and at the termination of the offering under the dividend reinvestment plan, our advisor agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering.

In connection with the primary portion of our initial public offering, we reimbursed our dealer manager for underwriting compensation, provided that within 30 days after the end of the month in which the primary initial public offering terminated, our dealer manager was required to reimburse us to the extent that our reimbursements caused total underwriting compensation for our initial public offering to exceed 10% of the gross offering proceeds from such offering. Total underwriting compensation incurred during our initial public offering did not exceed 10%. We also paid directly or reimbursed our dealer manager for bona fide invoiced due diligence expenses of broker dealers. However, no reimbursements made by us to our dealer manager may cause total organization and offering expenses incurred by us (including selling commissions, dealer manager fees and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from our primary offering and the offering under our dividend reinvestment plan as of the date of reimbursement.

As of December 31, 2012, selling commissions, dealer manager fees, and organization and other offering costs were approximately 10% of gross offering proceeds. We sold 56,586,837 shares of common stock in the primary offering for gross offering proceeds of $561.8 million. As of December 31, 2012, we had sold 1,329,491 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $12.6 million and recorded organization and other offering costs of $10.6 million and selling commissions and dealer manager fees of $49.6 million.

We ceased offering shares in our primary offering on November 14, 2012 and we continue to offer shares of common stock under the dividend reinvestment plan.

Distributions

Distributions declared, distributions paid and cash flows from operations were as follows during 2012 (in thousands, except per share amounts):

Period	Distribution Declared	Distributions Declared Per Share	Distributions Paid			Cash Flows From (Used In) Operations
			Cash	Reinvested	Total	
First Quarter 2012	$ 547	$ 0.023	$ 183	$ 364	$ 547	$ 73
Second Quarter 2012	678	0.025	234	444	678	(733)
Third Quarter 2012	11,660	0.352	3,924	7,736	11,660	(1,113)
Fourth Quarter 2012	—	—	—	—	—	745
	$ 12,885	$ 0.400	$ 4,341	$ 8,544	$ 12,885	$ (1,028)

On February 13, 2012, our board of directors authorized a distribution in the amount of $0.02309337 per share of common stock to stockholders of record as of the close of business on February 14, 2012. We paid this distribution on February 17, 2012 and this was the only distribution declared for the first quarter of 2012. This distribution was made in connection with our disposition of 10564 Industrial Avenue in Roseville, California. The aggregate authorized distribution to our stockholders was approximately equal to the gain resulting from this disposition and was funded with proceeds from this disposition.

10-K

On April 16, 2012, our board of directors authorized a distribution in the amount of $0.025 per share of common stock to stockholders of record as of the close of business on April 16, 2012. We paid this distribution on April 30, 2012 and this was the only distribution declared or paid in the second quarter of 2012. This distribution was made in connection with a gain on extinguishment of debt, the disposition of partially improved land in Roseville, California and an increased valuation of our real estate assets. The distribution was funded with proceeds from the disposition of partially improved land in Roseville, California and debt financing.

On July 20, 2012, our board of directors authorized a distribution in the amount of $0.35190663 per share of common stock to stockholders of record as of the close of business on July 20, 2012. We paid this distribution on July 31, 2012 and this was the only distribution declared or paid in the third quarter of 2012. This distribution was made in connection with an estimated appreciation in the value of the assets in our portfolio after acquisition or subsequent to the time we took control of the assets via foreclosure or deed-in-lieu proceedings. Investors are cautioned, however, that all of our assets are currently non-stabilized assets, which makes them difficult to value. Moreover, subsequent events could adversely affect the values of the assets. We have not sold or marketed any of these assets and thus we have not realized any gain on these investments nor received any offers on them. For the foregoing reasons, we can provide no assurance that we could realize any appreciation upon an actual sale of any of our assets. The values of our assets at any given time will depend upon various factors, including market, economic and industry conditions, the characteristics of the investment being sold and the related leases, the availability of buyers and financing, the time period in which the investment is sought to be sold and required approvals.

Under our distribution policy, to the extent that we believe assets in our portfolio have appreciated in value after acquisition or subsequent to the time we have taken control of the assets, we may use the proceeds from real estate financings to fund distributions to our stockholders. With respect to the non-performing assets that we acquire, we believe that within a relatively short time after acquisition or taking control of such investments via foreclosure or deed-in-lieu proceedings, the assets will often experience an increase in their value. For example, in most instances, we bring financial stability to the property, which reduces uncertainty in the market and alleviates concerns regarding the property's management, ownership and future. We also generally have significantly more capital available for investment in these properties than their prior owners and operators were willing to invest, and as such, we are able to invest in tenant improvements and capital expenditures with respect to such properties, which enables us to attract substantially increased interest from brokers and tenants.

Because we intend to fund distributions from cash flow and strategic financings, at this time we do not expect our board of directors to declare distributions on a set monthly or quarterly basis. Rather, our board of directors will declare distributions from time to time based on cash flow from our investments, gains on sales of assets, increases in the value of our assets after acquisition and our investment and financing activities. As such, we can also give no assurances as to the timing, amount or notice with respect to any other future distribution declarations.

For the year ended December 31, 2012, we paid aggregate distributions of $12.9 million, including $4.3 million of distributions paid in cash and $8.5 million of distributions reinvested through our dividend reinvestment plan. Our net loss for the year ended December 31, 2012 was $10.1 million and cash flow used in operations was $1.0 million. Our cumulative distributions and net loss from inception through December 31, 2012 are $19.3 million and $19.9 million, respectively. We have funded our cumulative distributions, which includes net cash distributions and dividends reinvested by stockholders, with proceeds from debt financing of $18.7 million and proceeds from the dispositions of property of $0.6 million (which amount is approximately equal to the gain resulting from the dispositions). To the extent that we pay distributions from sources other than our cash flow from operations or gains from asset sales, we will have fewer funds available for investment in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.

Critical Accounting Policies

Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Real Estate

We recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and record amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

- whether the lease stipulates how a tenant improvement allowance may be spent;
- whether the amount of a tenant improvement allowance is in excess of market rates;
- whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
- whether the tenant improvements are unique to the tenant or general-purpose in nature; and
- whether the tenant improvements are expected to have any residual value at the end of the lease.

We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

We make estimates of the collectibility of our tenant receivables related to base rents, including deferred rent, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, deferred rents receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, we will record a bad debt reserve for the tenant's receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

Real Estate Loans Receivable

Interest income on our real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination or acquisition fees and costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. We place loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, we reverse the accrual for unpaid interest and generally do not recognize subsequent interest income until cash is received, or the loan returns to accrual status. Generally, a loan may be returned to accrual status when all delinquent principal and interest are brought current in accordance with the terms of the loan agreement and certain performance criteria have been met.

We will recognize interest income on loans purchased at discounts to face value where we expect to collect less than the contractual amounts due under the loan when that expectation is due, at least in part, to the credit quality of the borrower. Income is recognized at an interest rate equivalent to the estimated yield on the loan, as calculated using the carrying value of the loan and the expected cash flows. Changes in estimated cash flows are recognized through an adjustment to the yield on the loan on a prospective basis. Projecting cash flows for these types of loans requires a significant amount of assumptions and judgment, which may have a significant impact on the amount and timing of revenue recognized on these investments. We recognize interest income on non-performing loans on a cash basis since these loans generally do not have an estimated yield and collection of principal and interest is not assured.

Real Estate Securities

We recognize interest income on real estate securities that are beneficial interests in securitized financial assets and are rated "AA" and above on an accrual basis according to the contractual terms of the securities. Discounts or premiums are amortized to interest income over the life of the investment using the interest method.

We recognize interest income on real estate securities that are beneficial interests in securitized financial assets that are rated below "AA" using the effective yield method, which requires us to periodically project estimated cash flows related to these securities and recognize interest income at an interest rate equivalent to the estimated yield on the security, as calculated using the security's estimated cash flows and amortized cost basis, or reference amount. Changes in the estimated cash flows are recognized through an adjustment to the yield on the security on a prospective basis. Projecting cash flows for these types of securities requires significant judgment, which may have a significant impact on the timing of revenue recognized on these investments.

Cash and Cash Equivalents

We recognize interest income on our cash and cash equivalents as it is earned and record such amounts as other interest income.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant's lease term or expected useful life. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	10-25 years
Tenant Improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods

Real Estate Acquisition Valuation

We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. Real estate obtained in satisfaction of a loan is recorded at the estimated fair value of the real estate (net of liabilities assumed) or the fair value of the loan satisfied if more clearly evident. The excess of the carrying value of the loan over the fair value of the property is charged-off against the reserve for loan losses when title to the property is obtained. Costs of holding the property are expensed as incurred in our consolidated statements of operations.

Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value will be amortized to expense over the average remaining terms of the respective in-place leases, including any below-market renewal periods.

We assess the acquisition date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease up periods, considering current market conditions. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

We amortize the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Direct investments in undeveloped land are accounted for as an asset acquisition and not as a business combination. Costs related to the acquisition of undeveloped land, including acquisitions fees and expenses, are capitalized.

Impairment of Real Estate and Related Intangible Assets and Liabilities

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities.

Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of our real estate and related intangible assets and liabilities and an overstatement of our net income.

Real Estate Held for Sale and Discontinued Operations

We generally consider real estate to be "held for sale" when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. Real estate that is held for sale and its related assets are classified as "real estate held for sale" and "assets related to real estate held for sale," respectively, for all periods presented in the accompanying consolidated financial statements. Notes payable related to real estate held for sale are classified as "notes payable related to real estate held for sale" for all periods presented in the accompanying consolidated financial statements. Real estate classified as held for sale is no longer depreciated and reported at the lower of its carrying value or its estimated fair value less costs to sell. Additionally, we record the operating results related to real estate that has either been disposed of or is deemed to be held for sale as discontinued operations for all periods presented if the operations have been or are expected to be eliminated and we will not have any significant continuing involvement in the operations of the property following the sale.

Real Estate Securities

We classify our investments in real estate securities as available-for-sale, since we may sell them prior to their maturity but do not hold them principally for the purpose of making frequent investments and sales with the objective of generating profits on short-term differences in price. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values are generally based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. In certain circumstances, such as when the market for the securities becomes inactive, we may determine it is appropriate to perform an internal valuation of the securities. Upon the sale of a security, the previously recognized unrealized gain (loss) would be reversed and the actual realized gain (loss) recognized.

On a quarterly basis, we evaluate our real estate securities for other-than-temporary impairment. We review the projected future cash flows from these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on our quarterly estimate of cash flows, there has been an adverse change in the estimated cash flows from the cash flows previously estimated, the present value of the revised cash flows is less than the present value previously estimated, and the fair value of the securities is less than our amortized cost basis, an other-than-temporary impairment is deemed to have occurred.

We are required to distinguish between other-than-temporary impairments related to credit and other-than-temporary impairments related to other factors (e.g., market fluctuations) on our real estate securities that we do not intend to sell and where it is not likely that we will be required to sell the security prior to the anticipated recovery of our amortized cost basis. We calculate the credit component of the other-than-temporary impairment as the difference between the amortized cost basis of the security and the present value of its estimated cash flows discounted at the yield used to recognize interest income. The credit component will be charged to earnings and the component related to other factors will be recorded to other comprehensive income (loss).

Real Estate Loans Receivable and Loan Loss Reserves

Our real estate loans receivable are recorded at amortized cost, net of loan loss reserves (if any), and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan. The amount of impairment, if any, will be measured by comparing the amortized cost of the loan to the present value of the expected cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent and collection of principal and interest is not assured. If a loan is deemed to be impaired, we will record a loan loss reserve and a provision for loan losses to recognize impairment.

The reserve for loan losses is a valuation allowance that reflects management's estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through "Provision for loan losses" on our consolidated statements of operations and is decreased by charge-offs to specific loans when losses are confirmed. We consider a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. If we purchase a loan at a discount to face value and at the acquisition date we expect to collect less than the contractual amounts due under the terms of the loan based, at least in part, on our assessment of the credit quality of the borrower, we will consider such a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts we estimated to be collected at the time of acquisition. We also consider a loan to be impaired if we grant the borrower a concession through a modification of the loan terms or if we expect to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of the loan in satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of our real estate loans held for investment. Actual losses, if any, could differ from estimated amounts.

Repurchase Agreements

We account for repurchase agreements to unrelated entities in accordance with ASC 860, Transfers and Servicing ("ASC 860"). Repurchase agreements involve the sale and simultaneous agreement to repurchase the transferred assets at a future date and are accounted for as a collateralized financing transaction. The transferor under the repurchase agreements retains beneficial interest in the pledged collateral. As a result, we would continue to report the transferred financial asset in our consolidated balance sheet and recognize interest income on the transferred assets. Proceeds from the transferee are treated as secured borrowings and recorded as a liability. Interest income allocated to the transferee is recorded as interest expense on our consolidated statement of operations.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we will utilize quoted market prices from independent third-party sources to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, we will measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. We expect to have little or no taxable income prior to electing REIT status. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.

We have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Neither we nor our subsidiaries have been assessed interest or penalties by any major tax jurisdictions. Our evaluations were performed for the tax years ending December 31, 2012, 2011 and 2010. As of December 31, 2012, returns for the calendar year 2011 and 2010 remain subject to examination by major tax jurisdictions.

Subsequent Events

We evaluate subsequent events up until the date the consolidated financial statements are issued.

Disposition of Greenway II Building

On January 11, 2013, the joint venture that owns the Richardson Portfolio, and in which we own a 90% equity interest, sold one of the five office buildings in the Richardson Portfolio containing 151,937 rentable square feet (the "Greenway II Building") for $7.7 million. The allocated cost of the Greenway II Building, including any capital improvements incurred since the acquisition date but excluding any reductions to net book value of the property due to historical depreciation and amortization expense, was $3.4 million. The purchaser, JP-2400 Lakeside, LP, is an affiliate of JP Realty Partners, our joint venture partner.

Third Amended and Restated Share Redemption Program

On March 5, 2013, our board of directors approved a third amended and restated share redemption program that provides that, if we attempt to honor redemption requests on a pro rata basis and a pro rata redemption would result in a stockholder owning less than $4,000 in shares of our common stock, then we will redeem all of that stockholder's shares.

Bellevue Technology Center Mortgage Loan

On February 22, 2013, we, through an indirect wholly owned subsidiary, entered into a four-year secured mortgage loan with Bank of America, N.A., an unaffiliated lender, for borrowings of up to $53.0 million secured by the Bellevue Technology Center (the "Bellevue Technology Center Mortgage Loan"). At closing, $44.5 million of the Bellevue Technology Center Mortgage Loan was funded and the remaining $8.5 million is available for future disbursements to be used for tenant improvements, leasing commissions and capital improvements at the Bellevue Technology Center, subject to certain terms and conditions contained in the loan documents. The Bellevue Mortgage Loan matures on March 1, 2017, with an option to extend the maturity date to March 1, 2019, upon payment of an extension fee equal to 0.2% of the outstanding principal balance at the time of the extension and subject to certain other terms and conditions contained in the loan documents. The Bellevue Technology Center Mortgage Loan bears interest at a floating rate of 225 basis points over the daily LIBOR floating rate. Monthly payments are initially interest only. Beginning March 1, 2016, monthly payments also include principle amortization payments of $60,000 per month with the remaining principal balance and all accrued and unpaid interest and fees due at maturity. Should the borrower under the loan exercise its option to extend the loan, monthly payments would include principal and interest, with principal amortization payments of $60,000 per month. We will have the right to prepay the loan in whole at any time or in part from time to time, subject to the payment of certain expenses potentially incurred by the lender as a result of the prepayment and subject to certain other conditions contained in the loan documents.

KBS SOR Properties, LLC, our separate wholly owned subsidiary through which we indirectly own all of its real estate assets ("KBS SOR Properties"), provided a limited guaranty of the Bellevue Technology Center Mortgage Loan with respect to certain potential deficiencies, losses or damages suffered by the lender resulting from certain intentional acts committed by the borrower or KBS SOR Properties in violation of the loan documents. KBS SOR Properties also provided a guaranty of the principal balance and any interest or other sums outstanding under the Bellevue Technology Center Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrower.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity, fund distributions and to fund the refinancing of our real estate investment portfolio and operations. We may also be exposed to the effects of changes in interest rates as a result of the acquisition and origination of mortgage, mezzanine, bridge and other loans and the acquisition of real estate securities. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We may manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

The table below summarizes the book values and the weighted-average interest rates of our real estate-related debt securities and note payable for each category based on the maturity dates as of December 31, 2012 (dollars in thousands):

	Maturity Date						Total Book Value	Fair Value
	2012	2013	2014	2015	2016	Thereafter		
Assets								
Loans receivable								
Mortgage loan - variable rate	$ —	$ —	$ —	$ 36,228	$ —	$ —	$ 36,228	$ 35,750
Annual effective interest rate [1]	—	—	—	15.7%	—	—	15.7%	
Non-performing mortgage loan [2]	$ —	$ —	$ —	$ —	$ —	$ 35,678	$ 35,678	$ 35,000
Interest rate [2]	—	—	—	—	—	N/A	N/A	
Real estate-related debt securities								
Fixed rate	$ —	$ —	$ —	$ —	$ —	$ 4,785	$ 4,785	$ 4,817
Interest rate	—	—	—	—	—	4.8%	4.8%	
Liabilities								
Note Payable								
Fixed rate	$ —	$ —	$ —	$ 33,751	$ —	$ —	$ 33,751	$ 35,928
Interest rate	—	—	—	6.3%		—	6.3%	

[1] The annual effective interest rate represents the actual interest income recognized during 2012 using the interest method, divided by the average amortized cost basis of the investments.

[2] We do not expect non-performing loans to perform in accordance with their contractual terms, including the repayment of the principal amount outstanding under the loan, the payment of interest at the stated amount on the face of the note or the repayment of the loan upon its maturity date.

We borrow funds at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. At December 31, 2012, the fair value of our fixed rate debt was $35.9 million and the carrying value of our fixed rate debt was $33.8 million. The fair value estimate of our fixed rate debt was calculated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated at December 31, 2012. As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting changes in fair value of our fixed rate instruments, would have a significant impact on our operations.

Conversely, movements in interest rates on variable rate debt and loans receivable would change our future earnings and cash flows, but would not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. At December 31, 2012, we were exposed to market risks related to fluctuations in interest rates on $36.3 million of variable rate loans receivable. Based on interest rates as of December 31, 2012, if interest rates were 100 basis points higher during the 12 months ending December 31, 2013, interest income would increase approximately $0.1 million. As of December 31, 2012, one-month LIBOR was 0.2087% and a decrease in the LIBOR index would have no impact on interest income from our variable rate loan receivable due to an applicable interest rate floor.

The interest rate of our fixed rate debt at December 31, 2012 was 6.3%. The annual effective interest rate of our variable rate real estate loan receivable as of December 31, 2012 was 15.7%. The annual effective interest rate represents the effective interest rate as of December 31, 2012, using the interest method that we use to recognize interest income on our real estate loans receivable. As of December 31, 2012, we also had an investment in a non-performing real estate loan receivable. Changes in interest rates would not have any impact on our operations as they pertain to our non-performing real estate loan receivable.

For a discussion of the interest rate risks related to the current capital and credit markets, see Part I, Item 1, "Business —Market Outlook" and Part I, Item 1A, "Risk Factors."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Financial Statements at page F-1 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act.

In connection with the preparation of our Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, our management believes that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria. There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

On December 5, 2012, we filed a Current Report on Form 8-K to disclose our acquisition of West Loop I and II. We included in that Form 8-K an undertaking to provide financial statements for West Loop I and II in an amendment to the Form 8-K on or before February 20, 2013. Subsequent to the filing of this Form 8-K, we determined that we are not required to provide such financial statements for West Loop I and II. As a result, we have not and will not provide such financial statements for West Loop I and II in an amendment to the Form 8-K.

Third Amended and Restated Share Redemption Program

On March 5, 2013, our board of directors approved a third amended and restated share redemption program. The terms of the third amended and restated share redemption program are identical to the prior program except that the third amended and restated share redemption program provides that, if we attempt to honor redemption requests on a pro rata basis and a pro rata redemption would result in a stockholder owning less than $4,000 in shares of our common stock, then we will redeem all of that stockholder's shares. The third amended and restated share redemption program will become effective 30 days after we file this Annual Report on Form 10-K, or on April 7, 2013. The third amended and restated share redemption program is filed as an exhibit to this Annual Report on Form 10-K, which is available at the SEC's website at http://www.sec.gov.

PART III

We will file a definitive Proxy Statement for our 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement") with the SEC, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2013 Proxy Statement that specifically address the items required to be set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Conduct and Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. Our Code of Conduct and Ethics can be found at *http://www.kbsstrategicopportunityreit.com*.

The other information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statement Schedules

See the Index to Financial Statements at page F-1 of this report.

The following financial statement schedule is included herein at pages F-34 through F-35 of this report:

Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization

(b) Exhibits

Ex.	Description
3.1	Second Articles of Amendment and Restatement, incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed February 4, 2010
3.2	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 to Pre-Effective Amendment No. 2 to the Company's Registration Statement on Form S-11, Commission File No. 333-156633
4.1	Form of Subscription Agreement, included as Appendix A to the prospectus, incorporated by reference to Exhibit 4.1 to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11, Commission File No. 333-156633
4.2	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates), incorporated by reference to Exhibit 4.2 to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11, Commission File No. 333-156633
4.3	Second Amended and Restated Dividend Reinvestment Plan, incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q filed November 8, 2012
4.4	Second Amended and Restated Escrow Agreement, incorporated by reference to Exhibit 4.5 to Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-11, Commission File No. 333-156633
10.1	Second Amended and Restated Dealer Manger Agreement, between KBS Strategic Opportunity REIT, Inc. and KBS Capital Markets Group LLC, dated August 9, 2011, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed August 11, 2011
10.2	Advisory Agreement between KBS Strategic Opportunity REIT, Inc. and KBS Capital Advisors LLC, dated October 8, 2012, incorporated by reference to Exhibit 10.1 to Post-Effective Amendment No. 10 to the Company's Registration Statement on Form S-11 (No. 333-156633) filed October 26, 2012
10.3	Repurchase Agreement Confirmation, by and between KBS SOR CMBS Owner, LLC and Wells Fargo Securities, LLC, dated January 19, 2012, incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K filed March 12, 2012
10.4	Repurchase Agreement Confirmation, by and between KBS SOR CMBS Owner, LLC and Wells Fargo Securities, LLC, dated January 19, 2012, incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K filed March 12, 2012
10.5	Repurchase Agreement Confirmation, by and between KBS SOR CMBS Owner, LLC and Wells Fargo Securities, LLC, dated January 19, 2012, incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K filed March 12, 2012
10.6	Repurchase Agreement Confirmation, by and between KBS SOR CMBS Owner, LLC and Wells Fargo Securities, LLC, dated January 19, 2012, incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed March 12, 2012
10.7	Repurchase Agreement Confirmation, by and between KBS SOR CMBS Owner, LLC and Wells Fargo Securities, LLC, dated February 17, 2012, incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K filed March 12, 2012
10.8	Repurchase Agreement Confirmation, by and between KBS SOR CMBS Owner, LLC and Wells Fargo Securities, LLC, dated February 17, 2012, incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K filed March 12, 2012

Ex.	Description
10.9	Repurchase Agreement Confirmation, by and between KBS SOR CMBS Owner, LLC and Wells Fargo Securities, LLC, dated February 17, 2012, incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K filed March 12, 2012
10.10	Repurchase Agreement Confirmation, by and between KBS SOR CMBS Owner, LLC and Wells Fargo Securities, LLC, dated February 17, 2012, incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K filed March 12, 2012
10.11	Loan Purchase and Sale Agreement by and between U.S. Bank National Association and KBS SOR Debt Holdings II LLC, dated March 12, 2012, incorporated by reference to Exhibit 10.45 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-156633) filed April 16, 2012
10.12	Assignment and Assumption Agreement by and between U.S. Bank National Association and 1180 Raymond Urban Renewal LLC, dated March 12, 2012, incorporated by reference to Exhibit 10.46 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-156633) filed April 16, 2012
10.13	Assignment of Mortgage by U.S. Bank National Association to 1180 Raymond Urban Renewal LLC, dated March 12, 2012, incorporated by reference to Exhibit 10.47 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-156633) filed April 16, 2012
10.14	Allonge to Promissory Note made by 1180 Astro Urban Renewal Investors LLC, dated March 14, 2012, incorporated by reference to Exhibit 10.48 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-156633) filed April 16, 2012
10.15	Repurchase Agreement Confirmation, by and between KBS SOR CMBS Owner, LLC and Wells Fargo Securities, LLC, dated March 16, 2012, incorporated by reference to Exhibit 10.49 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-156633) filed April 16, 2012
10.16	Repurchase Agreement Confirmation, by and between KBS SOR CMBS Owner, LLC and Wells Fargo Securities, LLC, dated March 16, 2012, incorporated by reference to Exhibit 10.50 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-156633) filed April 16, 2012
10.17	Repurchase Agreement Confirmation, by and between KBS SOR CMBS Owner, LLC and Wells Fargo Securities, LLC, dated March 16, 2012, incorporated by reference to Exhibit 10.51 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-156633) filed April 16, 2012
10.18	Repurchase Agreement Confirmation, by and between KBS SOR CMBS Owner, LLC and Wells Fargo Securities, LLC, dated March 16, 2012, incorporated by reference to Exhibit 10.52 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-156633) filed April 16, 2012
10.19	Agreement of Purchase and Sale and Joint Escrow Instructions (relating to the Bellevue Technology Center), by and between Unigard Insurance Company and KBS SOR 156th Avenue Northeast, dated as of July 25, 2012, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 10, 2012
10.20	Loan Agreement by and between Cameron Park Senior Living Delaware, LLC and KBS Finance LLC, dated as of September 13, 2012, incorporated by reference to Exhibit 10.54 to Post-Effective Amendment No. 10 to the Company's Registration Statement on Form S-11 (No. 333-15663) filed October 26, 2012
10.21	Promissory Note Secured by Deed of Trust by Cameron Park Senior Living Delaware, LLC in favor of KBS Finance LLC, dated as of September 13, 2012, incorporated by reference to Exhibit 10.55 to Post-Effective Amendment No. 10 to the Company's Registration Statement on Form S-11 (No. 333-15663) filed October 26, 2012
10.22	Deed of Trust, Assignment of Leases and Rents Security Agreement, Fixture Filing and Financing Statement by Cameron Park Senior Living Delaware, LLC in favor of KBS Finance LLC, dated as of September 13, 2012, incorporated by reference to Exhibit 10.56 to Post-Effective Amendment No. 10 to the Company's Registration Statement on Form S-11 (No. 333-15663) filed October 26, 2012
10.23	Real Estate Purchase and Sale Agreement by and between 1800 West Loop Houston, Ltd. and KBS Capital Advisors LLC, dated as of November 5, 2012
10.24	Assignment and Assumption of Purchase and Sale Agreement (related to 1800 West Loop) by and between KBS Capital Advisors LLC and KBS SOR 1800 West Loop South, LLC, dated as of November 20, 2012
21.1	Subsidiaries of the Company
23.1	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Ex.	Description
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Second Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2011
99.2	Third Amended and Restated Share Redemption Program
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
KBS Strategic Opportunity REIT, Inc.

We have audited the accompanying consolidated balance sheets of KBS Strategic Opportunity REIT, Inc. (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule in Item 15(a), Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KBS Strategic Opportunity REIT, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Irvine, California
March 8, 2013

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2012	December 31, 2011
Assets		
Real estate held for investment, net	$ 314,314	$ 103,256
Real estate held for sale, net	3,319	4,496
Real estate loans receivable, net	71,906	—
Real estate securities ($0 and $46.4 million pledged under repurchase agreements as of December 31, 2012 and December 31, 2011, respectively)	4,817	58,602
Total real estate and real estate-related investments, net	394,356	166,354
Cash and cash equivalents	125,960	86,379
Investment in unconsolidated joint venture	7,926	—
Rents and other receivables, net	2,863	510
Above-market leases, net	2,855	2,846
Assets related to real estate held for sale	118	158
Prepaid expenses and other assets	3,850	2,216
Total assets	$ 537,928	$ 258,463
Liabilities and equity		
Notes payable and repurchase agreements:		
Notes payable	$ 29,411	$ 28,877
Notes payable related to real estate held for sale	4,340	4,125
Repurchase agreements on real estate securities	—	30,201
Total notes payable and repurchase agreements	33,751	63,203
Accounts payable and accrued liabilities	5,995	2,235
Due to affiliates	21	31
Below-market leases, net	2,031	437
Security deposits and other liabilities	2,827	722
Total liabilities	44,625	66,628
Commitments and contingencies (Note 15)		
Redeemable common stock	9,651	5,291
Equity		
KBS Strategic Opportunity REIT, Inc. stockholders' equity		
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 58,127,627 and 22,214,815 shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	581	222
Additional paid-in capital	505,907	188,817
Cumulative distributions and net losses	(38,615)	(15,968)
Accumulated other comprehensive loss	(13)	(46)
Total KBS Strategic Opportunity REIT, Inc. stockholders' equity	467,860	173,025
Noncontrolling interests	15,792	13,519
Total equity	483,652	186,544
Total liabilities and equity	$ 537,928	$ 258,463

See accompanying notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years Ended December 31,		
	2012	**2011**	**2010**
Revenues:			
Rental income	$ 14,704	$ 3,501	$ 154
Tenant reimbursements	1,690	267	23
Interest income from real estate loans receivable	1,708	311	131
Interest income from real estate securities	926	53	—
Other operating income	876	43	—
Total revenues	19,904	4,175	308
Expenses:			
Operating, maintenance, and management	8,210	2,877	217
Real estate taxes and insurance	2,664	855	46
Asset management fees to affiliate	1,710	328	30
Real estate acquisition fees and expenses	1,345	1,139	51
Real estate acquisition fees to affiliate	2,206	460	18
Costs related to foreclosure of loans receivable	—	901	92
General and administrative expenses	3,152	2,005	1,635
Depreciation and amortization	9,463	3,196	212
Interest expense	2,199	281	—
Total expenses	30,949	12,042	2,301
Other income:			
Other interest income	97	117	18
Gain from extinguishment of debt	581	—	—
Income from unconsolidated joint venture	116	—	—
Gain on early payoff of real estate loan receivable	358	—	—
Gain on sale of real estate securities	214	—	—
Total other income	1,366	117	18
Loss from continuing operations	(9,679)	(7,750)	(1,975)
Discontinued operations:			
Gain on sale of real estate	593	—	—
Loss from discontinued operations	(1,009)	(49)	—
Total loss from discontinued operations	(416)	(49)	—
Net loss	(10,095)	(7,799)	(1,975)
Net loss attributable to noncontrolling interests	333	218	—
Net loss attributable to common stockholders	$ (9,762)	$ (7,581)	$ (1,975)
Basic and diluted loss per common share:			
Continuing operations	$ (0.27)	$ (0.66)	$ (1.18)
Discontinued operations	(0.01)	—	—
Net loss per common share	$ (0.28)	$ (0.66)	$ (1.18)
Weighted-average number of common shares outstanding, basic and diluted	35,458,656	11,432,823	1,678,335

See accompanying notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years Ended December 31,		
	2012	2011	2010
Net loss	$ (10,095)	$ (7,799)	$ (1,975)
Other comprehensive income (loss):			
Reclassification of realized gain on real estate securities	(214)	—	—
Unrealized gain (loss) on real estate securities	247	(46)	—
Total other comprehensive income (loss)	33	(46)	—
Total comprehensive loss	(10,062)	(7,845)	(1,975)
Total comprehensive loss attributable to noncontrolling interests	333	218	—
Total comprehensive loss attributable to common stockholders	$ (9,729)	$ (7,627)	$ (1,975)

See accompanying notes to consolidated financial statements.

10-K

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(dollars in thousands)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions and Net Losses	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amounts						
Balance, December 31, 2009	20,000	$ 1	$ 199	$ (7)	$ —	$ 193	$ —	$ 193
Issuance of common stock	5,112,988	51	50,349	—	—	50,400	—	50,400
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(4,116)	—	—	(4,116)	—	(4,116)
Other offering costs	—	—	(3,444)	—	—	(3,444)	—	(3,444)
Net loss	—	—	—	(1,975)	—	(1,975)	—	(1,975)
Balance, December 31, 2010	5,132,988	$ 52	$ 42,988	$ (1,982)	$ —	$ 41,058	$ —	$ 41,058
Net loss	—	—	—	(7,581)	—	(7,581)	(218)	(7,799)
Other comprehensive loss	—	—	—	—	(46)	(46)	—	(46)
Issuance of common stock	17,085,827	171	168,995	—	—	169,166	—	169,166
Transfers to redeemable common stock	—	—	(5,291)	—	—	(5,291)	—	(5,291)
Redemptions of common stock	(4,000)	(1)	(39)	—	—	(40)	—	(40)
Distributions declared	—	—	—	(6,405)	—	(6,405)	—	(6,405)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(14,324)	—	—	(14,324)	—	(14,324)
Other offering costs	—	—	(3,512)	—	—	(3,512)	—	(3,512)
Noncontrolling interests contributions	—	—	—	—	—	—	13,737	13,737
Balance, December 31, 2011	22,214,815	$ 222	$ 188,817	$ (15,968)	$ (46)	$ 173,025	$ 13,519	$ 186,544
Net loss	—	—	—	(9,762)	—	(9,762)	(333)	(10,095)
Other comprehensive income	—	—	—	—	33	33	—	33
Issuance of common stock	35,993,756	360	356,974	—	—	357,334	—	357,334
Transfers to redeemable common stock	—	—	(4,360)	—	—	(4,360)	—	(4,360)
Redemptions of common stock	(80,944)	(1)	(754)	—	—	(755)	—	(755)
Distributions declared	—	—	—	(12,885)	—	(12,885)	—	(12,885)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(31,134)	—	—	(31,134)	—	(31,134)
Other offering costs	—	—	(3,636)	—	—	(3,636)	—	(3,636)
Noncontrolling interests contributions	—	—	—	—	—	—	2,630	2,630
Distribution to noncontrolling interest	—	—	—	—	—	—	(24)	(24)
Balance, December 31, 2012	58,127,627	$ 581	$ 505,907	$ (38,615)	$ (13)	$ 467,860	$ 15,792	$ 483,652

See accompanying notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2012	2011	2010
Cash Flows from Operating Activities:			
Net loss	$ (10,095)	$ (7,799)	$ (1,975)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization			
Continuing operations	9,463	3,196	212
Discontinued operations	69	7	—
Non-cash interest income on real estate related investments	(1,053)	48	—
Gain on sale of real estate	(593)	—	—
Gain on extinguishment of debt	(581)	—	—
Gain on early payoff of real estate loan receivable	(358)	—	—
Gain on sale of real estate securities	(214)	—	—
Deferred rent	(1,932)	(207)	—
Amortization of above- and below-market leases, net	1,088	613	32
Amortization of deferred financing costs	295	24	—
Interest accretion on real estate securities	819	—	—
Write-off of closing costs related to foreclosed assets	—	696	—
Changes in assets and liabilities:			
Rents and other receivables	(368)	(256)	(47)
Prepaid expenses and other assets	(1,979)	(207)	(438)
Accounts payable and accrued liabilities	2,302	108	313
Due to affiliates	4	(295)	312
Security deposits and other liabilities	2,105	565	19
Net cash used in operating activities	(1,028)	(3,507)	(1,572)
Cash Flows from Investing Activities:			
Acquisitions of real estate	(211,655)	(73,597)	(1,800)
Purchase of real estate securities	—	(58,696)	(83)
Improvements to real estate	(7,054)	(2,430)	—
Proceeds from sales of real estate, net	1,843	—	—
Investments in real estate loans receivable	(78,398)	(20,120)	(16,002)
Proceeds from early payoff of real estate loan receivable	7,903	—	—
Principal repayments on real estate securities	38,270	—	—
Proceeds from sale of real estate securities	14,943	—	—
Investment in unconsolidated joint venture	(8,000)	—	—
Principal repayments on real estate loans receivable	—	438	—
Distribution of capital from unconsolidated joint venture	74	—	—
Net cash used in investing activities	(242,074)	(154,405)	(17,885)
Cash Flows from Financing Activities:			
Proceeds from notes payable	4,226	33,002	—
Payments on notes payable	(2,896)	—	—
Payments on repurchase agreements	(30,201)	30,201	—
Payments of deferred financing costs	—	(1,161)	—
Proceeds from issuance of common stock	348,790	165,079	50,400
Payments to redeem common stock	(755)	(40)	—
Payments of commissions on stock sales and related dealer manager fees	(31,134)	(14,324)	(4,116)
Payments of other offering costs	(3,612)	(3,527)	(3,378)
Distributions paid	(4,341)	(2,318)	—
Noncontrolling interests contributions	2,630	13,737	—
Distribution to noncontrolling interest	(24)	—	—
Net cash provided by financing activities	282,683	220,649	42,906
Net increase in cash and cash equivalents	39,581	62,737	23,449
Cash and cash equivalents, beginning of period	86,379	23,642	193
Cash and cash equivalents, end of period	$ 125,960	$ 86,379	$ 23,642
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 2,073	$ 118	$ —
Supplemental Disclosure of Noncash Transactions:			
Escrow deposits in other assets and other liabilities	$ —	$ —	$ 476
Investments in real estate through foreclosure	$ —	$ 32,213	$ 2,775
Liabilities assumed on foreclosed real estate	$ —	$ 200	$ —
Liabilities assumed on real estate acquisition	$ —	$ —	$ 32
Increase in other offering costs due to affiliates	$ —	$ —	$ 66
Increase in other offering costs payable	$ 38	$ 37	$ —
Increase in lease incentive payable	$ 53	$ —	$ —
Increase in capital expenses payable	$ 1,230	$ 921	$ 30
Increase in lease commissions payable	$ 137	$ 158	$ —
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$ 8,544	$ 4,087	$ —

See accompanying notes to consolidated financial statements.

10-K

1. ORGANIZATION

KBS Strategic Opportunity REIT, Inc. (the "Company") was formed on October 8, 2008 as a Maryland corporation and elected to be taxed as a real estate investment trust ("REIT") beginning with the taxable year ended December 31, 2010. The Company conducts its business primarily through KBS Strategic Opportunity Limited Partnership (the "Operating Partnership"), a Delaware limited partnership formed on December 10, 2008. The Company is the sole general partner of, and owns a 0.1% partnership interest in, the Operating Partnership. KBS Strategic Opportunity Holdings LLC ("REIT Holdings"), a Delaware limited liability company formed on December 9, 2008, owns the remaining 99.9% interest in the Operating Partnership and is its sole limited partner. The Company is the sole member and manager of REIT Holdings.

Subject to certain restrictions and limitations, the business of the Company is externally managed by KBS Capital Advisors LLC (the "Advisor"), an affiliate of the Company, pursuant to an advisory agreement the Company renewed with the Advisor on October 8, 2012 (the "Advisory Agreement"). The Advisor conducts the Company's operations and manages its portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. The Advisor owns 20,000 shares of the Company's common stock.

On January 8, 2009, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the "SEC") to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public (the "Offering"), of which 100,000,000 shares were registered in a primary offering and 40,000,000 shares were registered to be sold under the Company's dividend reinvestment plan. The SEC declared the Company's registration statement effective on November 20, 2009. The Company ceased offering shares of common stock in its primary offering on November 14, 2012 and continues to offer shares under its dividend reinvestment plan.

The Company intends to use substantially all of the net proceeds from the Offering to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. Such investments have included, and are expected to continue to include, non-performing loans (which have resulted in, and may continue to result in, the acquisition of the underlying property securing the loan through foreclosure or similar processes), non-stabilized or undeveloped properties, commercial mortgage backed securities ("CMBS") and other opportunistic real estate-related assets. The Company may also invest in entities that make similar investments. As of December 31, 2012, the Company owned eight office properties, one office campus consisting of nine office buildings, one office portfolio consisting of five office buildings (of which one office building was held for sale) and 43 acres of undeveloped land, one industrial/flex property, one retail property, 1,375 acres of undeveloped land, two investments in CMBS, two first mortgage loans and one investment in an unconsolidated joint venture.

The Company sold 56,586,837 shares of common stock in its primary offering for gross offering proceeds of $561.8 million. As of December 31, 2012, the Company had sold 1,329,491 shares of common stock under its dividend reinvestment plan for gross offering proceeds of $12.6 million. Also, as of December 31, 2012, the Company had redeemed 84,944 shares sold in the Offering for $0.8 million. Additionally, on December 29, 2011 and October 23, 2012, the Company issued 220,994 shares and 55,249 shares of common stock, respectively, for $2.0 million and $0.5 million, respectively, in private transactions exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, REIT Holdings, the Operating Partnership and their direct and indirect wholly owned subsidiaries, and joint ventures in which the Company has a controlling interest. All significant intercompany balances and transactions are eliminated in consolidation.

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the rules and regulations of the SEC.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Reclassifications

Certain amounts in the Company's prior period consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods.

Revenue Recognition

Real Estate

The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and records amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

- whether the lease stipulates how a tenant improvement allowance may be spent;
- whether the amount of a tenant improvement allowance is in excess of market rates;
- whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
- whether the tenant improvements are unique to the tenant or general-purpose in nature; and
- whether the tenant improvements are expected to have any residual value at the end of the lease.

The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

The Company makes estimates of the collectibility of its tenant receivables related to base rents, including deferred rent, expense reimbursements and other revenue or income. Management specifically analyzes accounts receivable, deferred rents receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt reserve for the tenant's receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

Real Estate Loans Receivable

Interest income on the Company's real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination or acquisition fees and costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. The Company places loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, the Company reverses the accrual for unpaid interest and generally does not recognize subsequent interest income until cash is received, or the loan returns to accrual status. Generally, a loan may be returned to accrual status when all delinquent principal and interest are brought current in accordance with the terms of the loan agreement and certain performance criteria have been met.

The Company will recognize interest income on loans purchased at discounts to face value where the Company expects to collect less than the contractual amounts due under the loan when that expectation is due, at least in part, to the credit quality of the borrower. Income is recognized at an interest rate equivalent to the estimated yield on the loan, as calculated using the carrying value of the loan and the expected cash flows. Changes in estimated cash flows are recognized through an adjustment to the yield on the loan on a prospective basis. Projecting cash flows for these types of loans requires a significant amount of assumptions and judgment, which may have a significant impact on the amount and timing of revenue recognized on these investments. The Company recognizes interest income on non-performing loans on a cash basis since these loans generally do not have an estimated yield and collection of principal and interest is not assured.

Real Estate Securities

The Company recognizes interest income on real estate securities that are beneficial interests in securitized financial assets and are rated "AA" and above on an accrual basis according to the contractual terms of the securities. Discounts or premiums are amortized to interest income over the life of the investment using the interest method.

The Company recognizes interest income on real estate securities that are beneficial interests in securitized financial assets that are rated below "AA" using the effective yield method, which requires the Company to periodically project estimated cash flows related to these securities and recognize interest income at an interest rate equivalent to the estimated yield on the security, as calculated using the security's estimated cash flows and amortized cost basis, or reference amount. Changes in the estimated cash flows are recognized through an adjustment to the yield on the security on a prospective basis. Projecting cash flows for these types of securities requires significant judgment, which may have a significant impact on the timing of revenue recognized on these investments.

Cash and Cash Equivalents

The Company recognizes interest income on its cash and cash equivalents as it is earned and records such amounts as other interest income.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant's lease term or expected useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	10-25 years
Tenant Improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods

Real Estate Acquisition Valuation

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. Real estate obtained in satisfaction of a loan is recorded at the estimated fair value of the real estate (net of liabilities assumed) or the fair value of the loan satisfied if more clearly evident. The excess of the carrying value of the loan over the fair value of the property is charged-off against the reserve for loan losses when title to the property is obtained. Costs of holding the property are expensed as incurred in the Company's consolidated statements of operations.

Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value will be amortized to expense over the average remaining terms of the respective in-place leases, including any below-market renewal periods.

The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company's acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company's net income.

Direct investments in undeveloped land are accounted for as an asset acquisition and not as a business combination. Costs related to the acquisition of undeveloped land, including acquisitions fees and expenses, are capitalized.

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. The Company did not record any impairment loss on its real estate and related intangible assets and liabilities during the years ended December 31, 2012, 2011 and 2010.

Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of the Company's real estate and related intangible assets and liabilities and an overstatement of its net income.

Real Estate Held for Sale and Discontinued Operations

The Company generally considers real estate to be "held for sale" when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. Real estate that is held for sale and its related assets are classified as "real estate held for sale" and "assets related to real estate held for sale," respectively, for all periods presented in the accompanying consolidated financial statements. Notes payable related to real estate held for sale are classified as "notes payable related to real estate held for sale" for all periods presented in the accompanying consolidated financial statements. Real estate classified as held for sale is no longer depreciated and is reported at the lower of its carrying value or its estimated fair value less costs to sell. Additionally, the Company records the operating results related to real estate that has either been disposed of or is deemed to be held for sale as discontinued operations for all periods presented if the operations have been or are expected to be eliminated and the Company will not have any significant continuing involvement in the operations of the property following the sale.

Real Estate Loans Receivable and Loan Loss Reserves

The Company's real estate loans receivable are recorded at amortized cost, net of loan loss reserves (if any), and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan. The amount of impairment, if any, will be measured by comparing the amortized cost of the loan to the present value of the expected cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent and collection of principal and interest is not assured. If a loan is deemed to be impaired, the Company will record a loan loss reserve and a provision for loan losses to recognize impairment. As of December 31, 2012, there was no loan loss reserve and the Company did not record any impairment losses related to its real estate loans receivable during the years ended December 31, 2012, 2011 and 2010.

The reserve for loan losses is a valuation allowance that reflects management's estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through "Provision for loan losses" on the Company's consolidated statements of operations and is decreased by charge-offs to specific loans when losses are confirmed. The Company considers a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. If the Company purchases a loan at a discount to face value and at the acquisition date the Company expects to collect less than the contractual amounts due under the terms of the loan based, at least in part, on the Company's assessment of the credit quality of the borrower, the Company will consider such a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts the Company estimated to be collected at the time of acquisition. The Company also considers a loan to be impaired if it grants the borrower a concession through a modification of the loan terms or if it expects to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of the loan in satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of the Company's real estate loans held for investment. Actual losses, if any, could significantly differ from estimated amounts.

Real Estate Securities

The Company classifies its investments in real estate securities as available-for-sale, since the Company may sell them prior to their maturity but does not hold them principally for the purpose of making frequent investments and sales with the objective of generating profits on short-term differences in price. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values are generally based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. In certain circumstances, such as when the market for the securities becomes inactive, the Company may determine it is appropriate to perform an internal valuation of the securities. Upon the sale of a security, the previously recognized unrealized gain (loss) would be reversed out of accumulated other comprehensive income (loss) and the actual realized gain (loss) recognized in earnings.

On a quarterly basis, the Company evaluates its real estate securities for other-than-temporary impairment. The Company reviews the projected future cash flows from these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on the Company's quarterly estimate of cash flows, there has been an adverse change in the estimated cash flows from the cash flows previously estimated, the present value of the revised cash flows is less than the present value previously estimated, and the fair value of the securities is less than its amortized cost basis, an other-than-temporary impairment is deemed to have occurred.

The Company is required to distinguish between other-than-temporary impairments related to credit and other-than-temporary impairments related to other factors (e.g., market fluctuations) on its real estate securities that it does not intend to sell and where it is not likely that the Company will be required to sell the security prior to the anticipated recovery of its amortized cost basis. The Company calculates the credit component of the other-than-temporary impairment as the difference between the amortized cost basis of the security and the present value of its estimated cash flows discounted at the yield used to recognize interest income. The credit component will be charged to earnings and the component related to other factors is recorded to other comprehensive income (loss).

Investment in Unconsolidated Joint Venture

The Company accounts for unconsolidated joint venture entities in which the Company does not have the ability to exercise significant influence and has virtually no influence over partnership operating and financial policies under the cost method of accounting. Under the cost method, income distributions from the partnership are recognized in other income. Distributions that exceed the Company's share of earnings are applied to reduce the carrying value of the Company's investment and any capital contributions will increase the carrying value of the Company's investment. On a quarterly basis, the Company evaluates its investment in unconsolidated joint venture for other-than-temporary impairments. The fair value of a cost method investment is not estimated if there are no identified events or changes in circumstances that would indicate a significant adverse effect on the fair value of the investment. As of December 31, 2012, the Company did not identify any indications of impairments on its unconsolidated real estate joint venture.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. There were no restrictions on the use of the Company's cash and cash equivalents as of December 31, 2012 and 2011.

The Company's cash and cash equivalents balance exceeds federally insurable limits as of December 31, 2012. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

Rents and Other Receivables

The Company periodically evaluates the collectibility of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. In addition, the Company maintains an allowance for deferred rent receivable that arises from the straight-lining of rents. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of its tenants in developing these estimates.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Repurchase Agreements

The Company accounts for repurchase agreements to unrelated entities in accordance with ASC 860, Transfers and Servicing ("ASC 860"). Repurchase agreements involve the sale and simultaneous agreement to repurchase the transferred assets at a future date and are accounted for as a collateralized financing transaction. The transferor under the repurchase agreements retains beneficial interest in the pledged collateral. As a result, the Company would continue to report the transferred financial asset in its consolidated balance sheet and recognize interest income on the transferred assets. Proceeds from the transferee are treated as secured borrowings and recorded as a liability. Interest income allocated to the transferee is recorded as interest expense on the Company's consolidated statement of operations. The Company did not have any repurchase agreements as of December 31, 2012.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines that the market for a financial instrument owned by the Company is illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company's estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Dividend Reinvestment Plan

The Company has adopted a dividend reinvestment plan (the "DRP") through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company's common stock in lieu of receiving cash distributions. The initial purchase price per share under the DRP will be $9.50. Once the Company establishes an estimated value per share, shares issued pursuant to the dividend reinvestment plan will be priced at the estimated value per share of the Company's common stock, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share after the completion of its offering stage. The offering stage will be considered complete when the Company is no longer publicly offering equity securities — whether through the Offering or follow-on public offerings – and has not done so for 18 months. No selling commissions or dealer manager fees will be paid on shares sold under the DRP. The board of directors of the Company may amend or terminate the DRP for any reason upon 10 days' notice to participants.

Redeemable Common Stock

The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.

Pursuant to the share redemption program there are several limitations on the Company's ability to redeem shares:

- Unless the shares are being redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined under the share redemption program), the Company may not redeem shares until the stockholder has held the shares for one year.
- During each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under the Company's dividend reinvestment plan during the prior calendar year (except that, as of December 31, 2012, the Company also has available under the share redemption program up to $1.1 million in additional funds to redeem a qualifying stockholder's shares if the shares are being redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence;" for purposes of determining the amount of funds available for redemption under the program, redemptions for a stockholder's death, qualifying disability or determination of incompetence, are made first from the $1.1 million before the general allocation for redemptions described above). This restriction may significantly limit stockholders' ability to have their shares redeemed pursuant to the Company's share redemption program because the Company expects to declare distributions only when its board of directors determines that it has sufficient cash flow. For example, the Company only declared $12.9 million in distributions in 2012.
- During any calendar year, the Company may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.
- The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Pursuant to the program, the Company will initially redeem shares at prices determined as follows:

- The lower of $9.25 or 92.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;
- The lower of $9.50 or 95.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;
- The lower of $9.75 or 97.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years; and
- The lower of $10.00 or 100.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years.

Notwithstanding the above, the redemption price for redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence" will initially be the amount paid to acquire the shares from the Company. Furthermore, once the Company establishes an estimated value per share of its common stock that is not based on the price to acquire a share in the Company's primary offering or follow-on public offerings, the redemption price per share for all stockholders will be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share after the completion of its offering stage. The Company considers its offering stage complete when it is no longer publicly offering equity securities - whether through the primary offering or a follow-on public offering - and has not done so for 18 months. "Public equity offering" for this purpose does not include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership.

The Company's board of directors may amend, suspend or terminate the share redemption program with 30 days' notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8-K or in the Company's annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders.

The Company records amounts that are redeemable under the share redemption program as redeemable common stock in its consolidated balance sheets because the shares will be mandatorily redeemable at the option of the holder and therefore their redemption will be outside the control of the Company. However, because the amounts that can be redeemed will be determinable and only contingent on an event that is likely to occur (e.g., the passage of time) the Company presents the net proceeds from the current year and prior year DRP, net of current year redemptions, as redeemable common stock in its consolidated balance sheets.

The Company classifies as liabilities financial instruments that represent a mandatory obligation of the Company to redeem shares. The Company's redeemable common shares are contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to repurchase shares under the share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

The Company limits the dollar value of shares that may be redeemed under the program as described above. For the year ended December 31, 2012, the Company had redeemed \$0.8 million of common stock, which represented all redemption requests received in good order and eligible for redemption through the December 2012 redemption date. As of December 31, 2012, the Company may redeem up to \$1.1 million of shares of common stock if the shares are being redeemed in connection with a stockholders' death, qualifying disability or determination of incompetence. Additionally, based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2012, the Company has \$8.5 million available for all other redemptions in 2013.

Related Party Transactions

Pursuant to the Advisory Agreement and Dealer Manager Agreement, the Company is or was obligated to pay the Advisor and the Dealer Manager specified fees upon the provision of certain services related to the Offering, the investment of funds in real estate and real estate-related investments, management of the Company's investments and for other services (including, but not limited to, the disposition of investments). The Company is or was also obligated to reimburse the Advisor and Dealer Manager for organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, and the Company is or was obligated to reimburse the Advisor for acquisition and origination expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. See note 11, "Related Party Transactions."

The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement. The Company had not incurred any subordinated participation in net cash flows or subordinated incentive listing fees during the year ended December 31, 2012.

Selling Commissions and Dealer Manager Fees

The Company paid the Dealer Manager up to 6.5% and 3.0% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee was paid with respect to certain volume discount sales. All or a portion of the selling commissions was not charged with regard to shares sold to certain categories of purchasers. No sales commission or dealer manager fee is paid with respect to shares issued through the dividend reinvestment plan. The Dealer Manager reallowed 100% of sales commissions earned to participating broker-dealers. The Dealer Manager could reallow to certain participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and, in special cases, the Dealer Manager could increase the reallowance.

Organization and Offering Costs

Organization and offering costs (other than selling commissions and dealer manager fees) of the Company may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company or may be paid directly by the Company. These offering costs include all expenses incurred by the Company in connection with the Offering. Organization costs include all expenses incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.

The Company reimbursed and will reimburse the Advisor for organization and offering costs up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by the Company on organization and offering expenses, does not exceed 15% of the gross proceeds of the Company's primary offering and the offering under the DRP as of the date of reimbursement. At the termination of the primary offering and at the termination of the offering under the DRP, the Advisor agreed to reimburse the Company to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by the Company exceed 15% of the gross offering proceeds of the respective offering.

In connection with the primary portion of the Offering, the Company reimbursed the Dealer Manager for underwriting compensation, provided that within 30 days after the end of the month in which the primary initial public offering terminated, the Dealer Manager was required to reimburse the Company to the extent that the Company's reimbursements caused total underwriting compensation for the primary initial public offering to exceed 10% of the gross offering proceeds from such offering. The Company also paid directly or reimbursed the Dealer Manager for bona fide invoiced due diligence expenses of broker dealers. However, no reimbursements made by the Company to the Dealer Manager were allowed to cause total organization and offering expenses incurred by the Company (including selling commissions, dealer manager fees and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from the Company's primary offering and the offering under its DRP as of the date of reimbursement.

As of December 31, 2012, the Company's selling commissions, dealer manager fees, and organization and other offering costs did not exceed 15% of the gross offering proceeds. Through December 31, 2012, including shares issued through the Company's dividend reinvestment plan, the Company had issued 57,916,328 shares in the Offering for gross offering proceeds of $574.4 million and recorded selling commissions and dealer manager fees of $49.6 million and other offering costs of $10.6 million. Organization costs are expensed as incurred and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders' equity.

The Company ceased offering shares of common stock in its primary offering on November 14, 2012 and continues to offer shares under its dividend reinvestment plan.

Acquisition and Origination Fees

The Company pays the Advisor an acquisition and origination fee equal to 1% of the cost of investments acquired, or the amount funded by the Company to acquire or originate mortgage, mezzanine, bridge or other loans, including any acquisition and origination expenses related to such investments and any debt attributable to such investments.

Asset Management Fee

With respect to investments in loans and any investments other than real estate, the Company pays the Advisor a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount paid or allocated to acquire or fund the loan or other investment, inclusive of acquisition and origination fees and expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition and origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation.

With respect to investments in real estate, the Company pays the Advisor a monthly asset management fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment, including the cost of subsequent capital improvements, inclusive of acquisition fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment.

In the case of investments made through joint ventures, the asset management fee is determined based on the Company's proportionate share of the underlying investment.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company's annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company's net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company's evaluations were performed for the tax years ended December 31, 2012, 2011 and 2010. As of December 31, 2012, returns for the calendar year 2011 and 2010 remain subject to examination by major tax jurisdictions.

Segments

The Company has invested in non-performing loans, opportunistic real estate and other real estate-related assets and it has classified its operations by investment type: real estate-related and real estate. In general, the Company intends to hold its investments in non-performing loans, opportunistic real estate and other real estate-related assets for capital appreciation. Traditional performance metrics of non-performing loans, opportunistic real estate and other real estate-related assets may not be meaningful as these investments are non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher degree of risk and do not provide a constant stream of ongoing cash flows. As a result, the Company's management views non-performing loans, opportunistic real estate and other real estate-related assets as similar investments. Substantially all of its revenue and net income (loss) is from non-performing loans, opportunistic real estate and other real estate-related assets, and therefore, the Company currently aggregates its operating segments into one reportable business segment.

Per Share Data

Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2012, 2011 and 2010.

Distributions declared per share were $0.40 and $0.30 during the years ended December 31, 2012 and 2011, respectively. No distributions were declared during the year ended December 31, 2010.

Square Footage, Occupancy and Other Measures

Square footage, number of acres, occupancy and other measures used to describe real estate and real estate-related investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.

Recently Issued Accounting Standards Updates

In February 2013, FASB issued ASU No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* (“*ASU No. 2013-02*”). ASU No. 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. An entity is also required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by respective line items of net income only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts, such as when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period. ASU No. 2013-02 is effective for reporting periods beginning after December 31, 2012. The Company does not expect the adoption of ASU No. 2013-02 will have a material impact on its consolidated financial statements.

3. RECENT ACQUISITIONS OF REAL ESTATE

During the year ended December 31, 2012, the Company acquired the following properties (in thousands):

						Intangibles			
Property Name	**City**	**State**	**Acquisition Date**	**Land**	**Building and Improvements**	**Tenant Origination and Absorption Costs**	**Above-Market Lease Assets**	**Below-Market Lease Liabilities**	**Total Purchase Price**
Bellevue Technology Center	Bellevue	WA	07/31/2012	$ 25,506	$ 47,545	$ 4,866	$ 658	$ —	$ 78,575
Powers Ferry Landing East	Atlanta	GA	09/24/2012	4,261	10,713	1,593	409	(6)	16,970
1800 West Loop	Houston	TX	12/04/2012	8,360	53,505	5,787	—	(592)	67,060
West Loop I & II	Houston	TX	12/07/2012	7,300	26,063	3,679	133	(925)	36,250
Burbank Collection	Burbank	CA	12/12/2012	4,175	7,670	1,129	127	(301)	12,800
				$ 49,602	$ 145,496	$ 17,054	$ 1,327	$ (1,824)	$ 211,655

The intangible assets and liabilities acquired in connection with these acquisitions have weighted-average amortization periods as of the date of acquisition as follows (in years):

	Tenant Origination and Absorption Costs	**Above-Market Lease Assets**	**Below-Market Lease Liabilities**
Bellevue Technology Center	5.9	3.5	—
Powers Ferry Landing East	2.2	1.5	2.6
1800 West Loop	6.3	—	3.2
West Loop I & II	4.6	2.0	4.1
Burbank Collection	5.6	4.0	6.9

The Company recorded each real estate acquisition as a business combination and expensed $3.6 million of acquisition costs. For the year ended December 31, 2012, the Company recognized $4.3 million of total revenues and $2.8 million of operating expenses from these properties.

4. REAL ESTATE HELD FOR INVESTMENT

As of December 31, 2012, the Company owned eight office properties, one office campus consisting of nine office buildings, one office portfolio consisting of five office buildings (of which one office building was held for sale as of December 31, 2012) and 43 acres of undeveloped land, one industrial/flex property and one retail property, encompassing, in the aggregate, approximately 2.7 million rentable square feet. As of December 31, 2012, these properties were 58% occupied. In addition, the Company owned 1,375 acres of undeveloped land. The following table summarizes the Company's real estate held for investment as of December 31, 2012 and December 31, 2011, respectively (in thousands):

	December 31, 2012	December 31, 2011
Land	$ 92,559	$ 41,409
Buildings and improvements	207,208	56,188
Tenant origination and absorption costs	22,998	8,235
Total real estate, cost	322,765	105,832
Accumulated depreciation and amortization	(8,451)	(2,576)
Total real estate, net	$ 314,314	$ 103,256

The following table provides summary information regarding the Company's real estate held for investment as of December 31, 2012 (in thousands):

Property	Date Acquired or Foreclosed on	City	State	Property Type	Land	Building and Improvements	Tenant Origination and Absorption	Total Real Estate at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net	Ownership %
Village Overlook Buildings	08/02/2010	Stockbridge	GA	Office	$ 440	$ 1,318	$ —	$ 1,758	$ (156)	$ 1,602	100.0%
Academy Point Atrium I	11/03/2010	Colorado Springs	CO	Office	1,650	2,950	—	4,600	(211)	4,389	100.0%
Northridge Center I & II	03/25/2011	Atlanta	GA	Office	2,234	4,831	243	7,308	(608)	6,700	100.0%
Iron Point Business Park	06/21/2011	Folsom	CA	Office	2,671	16,874	529	20,074	(1,287)	18,787	100.0%
Roseville Commerce Center	06/27/2011	Roseville	CA	Industrial/ Flex	1,147	2,424	390	3,961	(271)	3,690	100.0%
1635 N. Cahuenga Building	08/03/2011	Los Angeles	CA	Office	3,112	4,555	347	8,014	(440)	7,574	70.0%
Richardson Portfolio:											
Palisades Central I	11/23/2011	Richardson	TX	Office	1,037	7,392	1,453	9,882	(935)	8,947	90.0%
Palisades Central II	11/23/2011	Richardson	TX	Office	810	15,846	2,050	18,706	(1,435)	17,271	90.0%
Greenway I	11/23/2011	Richardson	TX	Office	561	1,672	—	2,233	(58)	2,175	90.0%
Greenway III	11/23/2011	Richardson	TX	Office	702	3,663	944	5,309	(485)	4,824	90.0%
Undeveloped Land	11/23/2011	Richardson	TX	Undeveloped Land	5,753	—	—	5,753	—	5,753	90.0%
Total Richardson Portfolio					8,863	28,573	4,447	41,883	(2,913)	38,970	
Park Highlands	12/30/2011	North Las Vegas	NV	Undeveloped Land	22,840	—	—	22,840	—	22,840	50.1%
Bellevue Technology Center	07/31/2012	Bellevue	WA	Office	25,506	47,554	4,866	77,926	(1,521)	76,405	100%
Powers Ferry Landing East	09/24/2012	Atlanta	GA	Office	4,261	10,825	1,581	16,667	(747)	15,920	100%
1800 West Loop	12/04/2012	Houston	TX	Office	8,360	53,541	5,787	67,688	(154)	67,534	100%
West Loop I & II	12/07/2012	Houston	TX	Office	7,300	26,093	3,679	37,072	(120)	36,952	100%
Burbank Collection	12/12/2012	Burbank	CA	Retail	4,175	7,670	1,129	12,974	(23)	12,951	90.0%
					$ 92,559	$ 207,208	$ 22,998	$ 322,765	$ (8,451)	$ 314,314	

Operating Leases

Certain of the Company's real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2012, the leases, excluding options to extend, had remaining terms of up to 10.9 years with a weighted-average remaining term of 3.8 years. Some of the leases have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from tenants in the form of a cash deposit and/or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash and assumed in real estate acquisitions or foreclosures related to tenant leases are included in security deposits and other liabilities in the accompanying consolidated balance sheets and totaled $1.4 million and $0.5 million as of December 31, 2012 and December 31, 2011, respectively.

During the years ended December 31, 2012 and 2011, the Company recognized deferred rent from tenants of $1.9 million and $0.2 million, respectively, net of lease incentive amortization. As of December 31, 2012 and December 31, 2011, the cumulative deferred rent receivable balance, including unamortized lease incentive receivables, was $2.4 million and $0.2 million, respectively, and is included in rents and other receivables on the accompanying balance sheets. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

As of December 31, 2012, the future minimum rental income from the Company's properties under non-cancelable operating leases was as follows (in thousands):

2013	$	28,346
2014		26,455
2015		23,724
2016		20,668
2017		15,563
Thereafter		27,308
	$	142,064

As of December 31, 2012, the Company's highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants		Annualized Base Rent [1] (in thousands)	Percentage of Annualized Base Rent
Insurance	13	$	4,450	13.6%
Management Consulting	24		3,769	11.5%
Computer Systems Design & Programming	15		3,541	10.8%
		$	11,760	35.9%

[1] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease's inception through the balance of the lease term.

No other tenant industries accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time.

Geographic Concentration Risk

As of December 31, 2012, the Company's real estate investments in Texas and Washington represented 26.7% and 14.2% of the Company's total assets, respectively. As a result, the geographic concentration of the Company's portfolio makes it particularly susceptible to adverse economic developments in the Texas and Washington real estate markets. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company's operating results and its ability to make distributions to stockholders.

5. TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES

As of December 31, 2012 and 2011, the Company's tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities	
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Cost	$ 22,998	$ 8,235	$ 3,994	$ 3,298	$ (2,157)	$ (471)
Accumulated Amortization	(3,288)	(1,344)	(1,139)	(452)	126	34
Net Amount	$ 19,710	$ 6,891	$ 2,855	$ 2,846	$ (2,031)	$ (437)

Increases (decreases) in net income as a result of amortization of the Company's tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the years ended December 31, 2012 and 2011 are as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities	
	2012	2011	2012	2011	2012	2011
Amortization	$ (4,236)	$ (1,773)	$ (1,318)	$ (653)	$ 230	$ 40

The remaining unamortized balance for these outstanding intangible assets and liabilities as of December 31, 2012 will be amortized for the years ending December 31 as follows (in thousands):

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
2013	$ (5,848)	$ (1,206)	$ 722
2014	(3,939)	(682)	472
2015	(3,106)	(365)	347
2016	(2,530)	(311)	196
2017	(1,613)	(148)	97
Thereafter	(2,674)	(143)	197
	$ (19,710)	$ (2,855)	$ 2,031
Weighted-Average Remaining Amortization Period	5.1 years	3.5 years	4.2 years

6. REAL ESTATE LOANS RECEIVABLE

As of December 31, 2012 the Company, through wholly owned subsidiaries, had invested in two real estate loans receivable as set forth below (dollars in thousands):

Loan Name / Location of Related Property or Collateral	Date Acquired/ Originated	Property Type	Loan Type	Outstanding Principal Balance as of December 31, 2012 [1]	Book Value as of December 31, 2012 [2]	Contractual Interest Rate [3]	Annualized Effective Interest Rate [3]	Maturity Date
1180 Raymond First Mortgage								
Newark, New Jersey	03/14/2012	Multifamily	Non-Performing Mortgage [4]	$ 55,583	$ 35,678	[4]	[4]	06/01/2018
Ponte Palmero First Mortgage [5]								
Cameron Park, California	09/13/2012	Retirement Community	Mortgage	36,751	36,228	One-Month LIBOR + 10.00% [6]	15.7%	10/01/2015
				$ 92,334	$ 71,906			

[1] Outstanding principal balance as of December 31, 2012 represents original principal balance outstanding under the loan, increased for any subsequent fundings, including interest income deferred until maturity.

[2] Book value of the real estate loans receivable represents outstanding principal balance adjusted for unamortized acquisition discounts, origination fees and direct origination and acquisition costs.

[3] Contractual interest rates are the stated interest rates on the face of the loans. Annualized effective interest rates are calculated as the actual interest income recognized in 2012, using the interest method, annualized (if applicable) and divided by the average amortized cost basis of the investment. The annualized effective interest rates and contractual interest rates presented are as of December 31, 2012.

[4] Upon acquisition, the Company did not expect (and continues to not expect) the non-performing mortgage to perform in accordance with its contractual terms, including the repayment of the principal amount outstanding under the loan, the payment of interest at the stated amount on the face of the note or the repayment of the loan upon its maturity date. Accordingly, the Company did not record any interest income relating to this loan during the year ended December 31, 2012 and the Company placed the loan on non-accrual status.

[5] As of December 31, 2012, $35.8 million had been funded under the Ponte Palmero First Mortgage. In addition, the outstanding principal balance includes $1.0 million of deferred interest receivable and interest accretion.

[6] As of December 31, 2012, the Ponte Palmero First Mortgage bears interest at a floating rate of 1,000 basis points over one-month LIBOR, but at no point shall the interest rate be less than 11.0%. See "— Recent Transactions - Origination of Ponte Palmero First Mortgage."

The following summarizes the activity related to the real estate loans receivable for the year ended December 31, 2012 (in thousands):

Real estate loans receivable - December 31, 2011	$	—
Face value of real estate loans receivable acquired and originated		107,083
Discount on purchase price of real estate loans receivable acquired		(28,933)
Closing costs and origination fees on purchase and origination of real estate loans receivable		248
Early payoff of Primera Court First Mortgage		(7,545)
Deferred interest receivable and interest accretion		1,001
Accretion of closing costs and origination fees on real estate loans receivable, net		52
Real estate loans receivable - December 31, 2012	$	71,906

For the years ended December 31, 2012, 2011 and 2010 interest income from real estate loans receivable consisted of the following (in thousands):

	2012	2011	2010
Contractual interest income	$ 1,202	$ 311	$ 131
Interest accretion	454	—	—
Accretion of closing costs and origination fees, net	52	—	—
Interest income from real estate loans receivable	$ 1,708	$ 311	$ 131

During the year ended December 31, 2012, the Company recognized $1.7 million of interest income from its investment in the Ponte Palmero First Mortgage Loan, including $0.5 million of interest income that is deferred until maturity. See "- Recent Transactions - Origination of Ponte Palmero First Mortgage."

Recent Transactions

Investment in 1180 Raymond First Mortgage

On March 14, 2012, the Company, through an indirect wholly owned subsidiary, purchased, at a discount, a non-performing first mortgage loan (the "1180 Raymond First Mortgage") for $35.0 million plus closing costs. The Company acquired the loan from US Bank National Association, which is not affiliated with the Company or the Advisor. The borrower under the 1180 Raymond First Mortgage is 1180 Astro Urban Renewal Investors, LLC, which is not affiliated with the Company or the Advisor. The 1180 Raymond First Mortgage is secured by a multifamily tower containing 317 apartment units located in Newark, New Jersey.

Investment in Primera Court First Mortgage

On July 2, 2012, the Company, through an indirect wholly owned subsidiary, purchased, at a discount, a non-performing first mortgage loan (the "Primera Court First Mortgage") for $8.0 million plus closing costs. The Company acquired the loan from U.S. Bank, National Association, as Trustee for the Beneficial Owner of the RFC CDO 2007-1 Grantor Trust, Series A (the "Seller"), which is not affiliated with the Company or the Advisor. The borrowers under the Primera Court First Mortgage are Interchange-Primera I, LLC, Interchange-Primera II, LLC and Interchange-Rouse, LLC (the "Primera Court Borrowers"), which are not affiliated with the Company or the Advisor.

Prior to the Company's acquisition of the Primera Court First Mortgage, the Primera Court Borrowers entered into a discounted payoff agreement with the Seller for $8.4 million, which agreement the Company assumed at closing. The Primera Court Borrowers made non-refundable deposits totaling $0.6 million in connection with the discounted payoff agreement, which were credited against the $8.0 million purchase price of the Primera Court First Mortgage. The remaining balance due under the discounted payoff agreement of $7.8 million was paid on August 8, 2012, and the Company recorded a gain on early payoff of this loan of $0.4 million.

Origination of Ponte Palmero First Mortgage

On September 13, 2012, the Company, through an indirect wholly owned subsidiary, originated and funded a first mortgage loan of $35.8 million (the "Ponte Palmero First Mortgage Loan"). The borrower is not affiliated with the Company or the Advisor. The loan is secured by a Class A continuing care retirement community containing 239 units located in Cameron Park, California.

The maturity date of the Ponte Palmero First Mortgage Loan is October 1, 2015, and the loan bears interest as follows: a floating rate of 1,000 basis points over one-month LIBOR during the first 12 months of the term of the loan, but at no point shall the interest rate be less than 11.0%; a floating rate of 1,200 basis points over one-month LIBOR during the 13th through 24th months of the term of the loan, but at no point shall the interest rate be less than 13.0%; a floating rate of 1,700 basis points over one-month LIBOR, during the 25th through 36th months of the term of the loan, but at no point shall the interest rate be less than 18.0%. A portion of the accrued interest shall be paid on a monthly basis in an amount determined by the Base Interest Rate (as defined below) with the remaining portion deferred until the earlier of the actual maturity or the time of any voluntary prepayment of the loan (the "Deferred Interest"). The Base Interest Rate is calculated at a rate of 500 basis points over one-month LIBOR, but at no point shall the Base Interest Rate be less than 6.0%. The outstanding principal balance, accrued interest and the Deferred Interest, which shall accrue monthly but may not be compounded, are due at maturity. The borrower may prepay the loan in whole (but not in part) no earlier than the sooner of (i) 15 months from closing or (ii) 12 months after the sale of the loan if the Company decides to sell the loan or any portion of the loan, to an unrelated third party. In order to pay off the loan, the Borrower must pay an exit fee of $4.0 million and provide 30 days prior written notice.

7. REAL ESTATE SECURITIES

As of December 31, 2012, the Company had invested in CMBS as follows (dollars in thousands):

Description	Credit Rating	Scheduled Maturity	Coupon Rate	Face Amount	Amortized Cost Basis	Unrealized Gains (Losses)	Fair Value
CMBS	AAA	05/10/2043	4.54%	2,454	2,487	(4)	2,483
CMBS	AAA	08/15/2038	5.10%	2,331	2,343	(9)	2,334
				$ 4,785	$ 4,830	$ (13)	$ 4,817

As of December 31, 2012, the Company determined the fair value of the fixed rate CMBS to be $4.8 million, resulting in unrealized gains of $0.2 million for the year ended December 31, 2012. During the year ended December 31, 2012, the Company did not recognize any other-than-temporary impairments on its real estate securities. It is difficult to predict the timing or magnitude of other-than-temporary impairments and significant judgments are required in determining impairments, including, but not limited to, assumptions regarding estimated prepayments, losses and changes in interest rates. As a result, actual realized losses could materially differ from these estimates.

The following summarizes the activity related to real estate securities for the year ended December 31, 2012 (in thousands):

	Amortized Cost Basis	Unrealized Gain (Loss)	Total
Real estate securities - December 31, 2011	$ 58,648	$ (46)	$ 58,602
Principal repayments received on real estate securities	(38,270)	—	(38,270)
Sale of real estate securities	(14,729)	(214)	(14,943)
Unrealized gains	—	247	247
Amortization of premium on securities	(819)	—	(819)
Real estate securities - December 31, 2012	$ 4,830	$ (13)	$ 4,817

8. REAL ESTATE HELD FOR SALE AND DISCONTINUED OPERATIONS

The operations of properties held for sale or to be disposed of and the aggregate net gains recognized upon their disposition are presented as discontinued operations in the accompanying consolidated statements of operations for all periods presented. During the year ended December 31, 2012, the Company disposed of one office building and four parcels of partially improved land encompassing 6.0 acres. As of December 31, 2012, the Company also classified one office building as held for sale. The following table summarizes operating income from discontinued operations for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Total revenues and other income	$ 5	$ 103	$ —
Total expenses	1,014	152	—
Loss from discontinued operations before gain on sales of real estate	(1,009)	(49)	—
Gain on sales of real estate, net	593	—	—
Loss from discontinued operations	$ (416)	$ (49)	$ —

The following summary presents the major components of real estate held for sale and liabilities related to real estate held for sale as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012	December 31, 2011
Assets related to real estate held for sale		
Total real estate, at cost	$ 3,389	$ 4,504
Accumulated depreciation and amortization	(70)	(8)
Real estate held for sale, net	3,319	4,496
Other assets	118	158
Total assets	$ 3,437	$ 4,654
Liabilities related to real estate held for sale		
Notes payable	4,340	4,125
Total liabilities	$ 4,340	$ 4,125

9. NOTES PAYABLE AND REPURCHASE AGREEMENTS

As of December 31, 2012 and December 31, 2011, the Company's notes payable and repurchase agreements consisted of the following (dollars in thousands):

	Principal as of December 31, 2012	Principal as of December 31, 2011	Contractual Interest Rate as of December 31, 2012 [1]	Effective Interest Rate at December 31, 2012 [1]	Payment Type	Maturity Date [2]
Richardson Portfolio Mortgage Loan [3]	$ 33,751	$ 29,525	[3]	6.25%	Interest Only	11/30/2015
Repurchase Agreements on Real Estate Securities [4]	—	30,201	[4]	[4]	[4]	[4]
1635 N. Cahuenga Mortgage Loan [5]	—	3,477	[5]	[5]	[5]	[5]
Total Notes Payable and Repurchase Agreements	$ 33,751	$ 63,203				

[1] Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2012. Effective interest rate is calculated as the actual interest rate in effect as of December 31, 2012 (consisting of the contractual interest rate and contractual floor rates), using interest rate indices at December 31, 2012, where applicable.

[2] Represents the initial maturity date or the maturity date as extended as of December 31, 2012; subject to certain conditions, the maturity dates of certain loans may be extended beyond the date shown.

[3] On November 23, 2011, the Richardson Joint Venture entered into a four-year mortgage loan for borrowings up to $46.1 million. At closing, $29.5 million (the "Initial Funding") had been disbursed to the Richardson Joint Venture and $16.6 million (the "Holdback") remained available for future disbursements, subject to certain conditions set forth in the loan agreement. As of December 31, 2012, $33.8 million had been disbursed to the Richardson Joint Venture and $12.3 million of the Holdback remains available for future disbursements, subject to certain conditions set forth in the loan agreement. Interest on the Initial Funding is calculated at a fixed rate of 6.25% during the initial term of the loan. Interest on the Holdback is calculated at a variable annual rate of 400 basis points over three-month LIBOR, but at no point shall the interest rate be less than 6.25%.

[4] On July 11, 2012, the Company repaid in full the remaining principal balance and accrued interest due under the repurchase agreements.

[5] See "Discounted Payoff of 1635 N. Cahuenga Mortgage Loan" below.

During the years ended December 31, 2012 and 2011, the Company incurred $2.2 million and $0.3 million of interest expense, respectively. Included in interest expense for the years ended December 31, 2012 and 2011, was $0.3 million and $21,000 of amortization of deferred financing costs, respectively. As of December 31, 2012 and 2011, the Company's deferred financing costs were $0.7 million and $1.0 million, respectively, net of amortization. As of December 31, 2012 and 2011, the Company's interest payable was $3,000 and $0.2 million, respectively.

Discounted Payoff of 1635 N. Cahuenga Mortgage Loan

On March 23, 2012, the consolidated joint venture that owns the 1635 N. Cahuenga Building (the "1635 N. Cahuenga Joint Venture") entered into a discounted payoff agreement with the lender under the 1635 N. Cahuenga Mortgage Loan (the "1635 N. Cahuenga Lender"). On March 29, 2012, the 1635 N. Cahuenga Lender released the 1635 N. Cahuenga Joint Venture from the outstanding principal balance of $3.5 million under the 1635 N. Cahuenga Mortgage Loan at a discounted amount of $2.9 million. As a result, the Company recorded a gain on extinguishment of debt of $0.6 million (including amounts for a noncontrolling interest of $0.2 million). The Company contributed an additional $2.9 million (including amounts from a noncontrolling interest of $0.9 million) to the 1635 N. Cahuenga Joint Venture in connection with the discounted payoff.

10. FAIR VALUE DISCLOSURES

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instruments for which it is practicable to estimate the fair value:

Cash and cash equivalents, rent and other receivables, and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.

Real estate loans receivable: The Company's real estate loans receivable are presented in the accompanying consolidated balance sheets at their amortized cost net of recorded loan loss reserves and not at fair value. The fair values of real estate loans receivable are estimated using an internal valuation model that considered the expected cash flows for the loans, underlying collateral values (for collateral dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. The Company classifies these inputs as Level 3 inputs.

Real estate securities: These investments are classified as available-for-sale and are presented at fair value. The Company obtained the fair value of its CMBS investments, which are not traded in active markets, from its investment custodian which uses quoted market prices for identical or comparable instruments, rather than direct observations of quoted prices in active markets. Fair value obtained from this professional pricing source can also be based on pricing models whereby all significant observable inputs, including maturity dates, issue dates, settlement dates benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers or other market related data, are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset. The Company validates the fair values provided by its investment custodian by comparing the fair values against quoted market prices provided by various pricing services. The Company classifies these inputs as Level 2 inputs.

Notes payable and repurchase agreements: The fair value of the Company's notes payable and repurchase agreements is estimated using a discounted cash flow analysis based on management's estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

The following were the carrying amounts and fair values of the Company's financial instruments as of December 31, 2012 and December 31, 2011, which carrying amounts do not approximate the fair values (in thousands):

	December 31, 2012			December 31, 2011		
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial assets:						
Real estate loans receivable	$ 92,334	$ 71,906	$ 70,750	$ —	$ —	$ —
Financial liabilities:						
Notes payable and repurchase agreements	$ 33,751	$ 33,751	$ 35,928	$ 63,203	$ 63,203	$ 63,219

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company's estimate of value at a future date could be materially different.

During the year ended December 31, 2012, the Company measured the following assets at fair value on a recurring basis (in thousands):

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:				
CMBS	$ 4,817	$ —	$ 4,817	$ —

11. RELATED PARTY TRANSACTIONS

The Advisory Agreement entitles the Advisor and the Dealer Manager Agreement previously entitled the Dealer Manager, to specified fees upon the provision of certain services with regard to the Offering, the investment of funds in real estate and real estate-related investments, and the disposition of real estate and real estate-related investments (including the discounted payoff of non-performing loans) among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company and certain costs incurred by the Advisor in providing services to the Company. The Company has also entered into a fee reimbursement agreement (the "AIP Reimbursement Agreement") with the Dealer Manager pursuant to which the Company agreed to reimburse the Dealer Manager for certain fees and expenses it incurs for administering the Company's participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of the Company's investors serviced through the platform. The Advisor and Dealer Manager also serve as the advisor and dealer manager, respectively, for KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc. and KBS Legacy Partners Apartment REIT, Inc. During the years ended December 31, 2012, 2011 and 2010, no transactions occurred between the Company and these other KBS-sponsored programs, except that on May 18, 2012, the Company entered into a joint venture in which KBS Real Estate Investment Trust, Inc. owns a participation interest, as described in Note 12. However, the Company does not consider this transaction to be a related party transaction.

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the years ended December 31, 2012, 2011 and 2010, respectively, and any related amounts payable as of December 31, 2012 and December 31, 2011 (in thousands):

	Incurred			Payable as of December 31, 2012	
	2012	2011	2010	2012	2011
Expensed					
Asset management fees	$ 1,710	$ 328	$ 30	$ —	$ 17
Real estate acquisition fees	2,206	460	18	—	—
Reimbursable operating expenses [1]	118	60	462	21	—
Disposition fees	21	—	—	—	—
Additional Paid-in Capital					
Selling commissions	20,683	9,431	2,618	—	—
Dealer manager fees	10,451	4,893	1,498	—	—
Reimbursable other offering costs	1,825	2,450	3,438	—	14
Capitalized					
Acquisition and origination fees on real estate loans receivable	790	199	131	—	—
Acquisition fee on undeveloped land	—	106	—	—	—
	$ 37,804	$ 17,927	$ 8,195	$ 21	$ 31

[1] The Advisor may seek reimbursement for certain employee costs under the Advisory Agreement. The Company has reimbursed the Advisor for the Company's allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $103,000, $60,000 and $16,000 for the years ended December 31, 2012, 2011 and 2010, respectively, and were the only employee costs reimbursed under the Advisory Agreement during these periods. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company's executive officers.

12. INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

Investment in National Industrial Portfolio Joint Venture

On May 18, 2012, the Company, through an indirect wholly owned subsidiary, entered into a joint venture (the "NIP Joint Venture") with OCM NIP JV Holdings, L.P. and HC KBS NIP JV, LLC ("HC-KBS"). The NIP Joint Venture owns 23 industrial properties and a master lease with respect to another industrial property encompassing 11.4 million square feet. The Company made an initial capital contribution of $8.0 million and holds a 4.7% ownership interest in the NIP Joint Venture as of December 31, 2012. The Company does not exercise any significant influence over the NIP Joint Venture's operations, financial policies or decision making. Accordingly, the Company has accounted for its investment in the NIP Joint Venture under the cost method of accounting. Income, losses and distributions from the NIP Joint Venture are generally allocated among the members based on their respective equity interests.

KBS Real Estate Investment Trust, Inc. ("KBS REIT I"), an affiliate of the Advisor, is a member of HC-KBS and has a participation interest in certain future potential profits generated by the NIP Joint Venture. However, KBS REIT I does not have any equity interest in the NIP Joint Venture. None of the other joint venture partners are affiliated with the Company or the Advisor.

As of December 31, 2012, the book value of the Company's investment in the NIP Joint Venture was $7.9 million. During the year ended December 31, 2012, the Company recognized $0.1 million of income distributions and $0.1 million of return of capital from the NIP Joint Venture.

13. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2012 and 2011. The Company acquired three office properties, an office campus consisting of nine office buildings and one retail property during year ended December 31, 2012, which were accounted for as business combinations. The following unaudited pro forma information for the years ended December 31, 2012 and 2011 has been prepared to give effect to the acquisitions of the Bellevue Technology Center, West Loop I & II and the 1800 West Loop Building as if the acquisitions had occurred on January 1, 2011. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had these acquisitions occurred on this date, nor does it purport to predict the results of operations for future periods (in thousands, except share and per share amounts).

	2011	2012
Revenues	$ 24,736	$ 35,613
Depreciation and amortization	$ 8,705	$ 14,365
Net loss attributable to common stockholders	$ (3,605)	$ (5,282)
Net loss per common share, basic and diluted	$ (0.11)	$ (0.10)
Weighted-average number of common shares outstanding, basic and diluted	31,846,525	51,322,613

The unaudited pro forma information for the year ended December 31, 2012 was adjusted to exclude $2.6 million of acquisition costs incurred in 2012 in connection with the acquisitions of the above properties.

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011 (in thousands, except per share amounts):

	2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 3,573	$ 3,315	$ 4,686	$ 8,330
Net loss attributable to common stockholders	$ (783)	$ (2,710)	$ (3,499)	$ (2,770)
Net loss per common share, basic and diluted	$ (0.03)	$ (0.09)	$ (0.10)	$ (0.05)
Distributions declared per common share [(1)]	$ 0.023	$ 0.025	$ 0.352	$ —

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 337	$ 609	$ 1,189	$ 2,040
Net loss attributable to common stockholders	$ (703)	$ (1,677)	$ (1,842)	$ (3,359)
Net loss per common share, basic and diluted	$ (0.12)	$ (0.19)	$ (0.14)	$ (0.19)
Distributions declared per common share [(1)]	$ —	$ —	$ —	$ 0.300

[(1)] On December 2, 2011, the Company's board of directors declared a distribution in the amount of $0.30 per share of common stock, or 3.0% of the initial public offering price of $10.00 per share of common stock, to stockholders of record as of the close of business on December 23, 2011. The Company paid this distribution on December 23, 2011. On February 13, 2012, the Company's board of directors authorized a distribution in the amount of $0.02309337 per share of common stock to stockholders of record as of the close of business on February 14, 2012. The Company paid this distribution on February 17, 2012. On April 16, 2012, the Company's board of directors authorized a distribution in the amount of $0.025 per share of common stock to stockholders of record as of the close of business on April 16, 2012. The Company paid this distribution on April 30, 2012. On July 20, 2012, the Company's board of directors authorized a distribution in the amount of $0.35190663 per share of common stock to stockholders of record as of the close of business on July 20, 2012. The Company paid this distribution on July 31, 2012. Investors could choose to receive cash distributions or purchase additional shares under the dividend reinvestment plan.

15. COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company is dependent on the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company's investment portfolio; and other general and administrative responsibilities. In the event that the Advisor is unable to provide the respective services, the Company will be required to obtain such services from other sources.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations as of December 31, 2012. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company's properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.

Legal Matters

From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company's results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

16. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

Disposition of Greenway II Building

On January 11, 2013, the joint venture, that owns the Richardson Portfolio, and in which the Company owns a 90% equity interest, sold one of the five office buildings in the Richardson Portfolio containing 151,937 rentable square feet (the "Greenway II Building") for $7.7 million. The allocated cost of the Greenway II Building, including any capital improvements incurred since the acquisition date but excluding any reductions to net book value of the property due to historical depreciation and amortization expense, was $3.4 million. The purchaser, JP-2400 Lakeside, LP, is an affiliate of JP Realty Partners, the Company's joint venture partner.

Third Amended and Restated Share Redemption Program

On March 5, 2013, the Company's board of directors approved a third amended and restated share redemption program that provides that, if the Company attempts to honor redemption requests on a pro rata basis and a pro rata redemption would result in a stockholder owning less than $4,000 in shares of the Company's common stock, then the Company will redeem all of that stockholder's shares.

Bellevue Technology Center Mortgage Loan

On February 22, 2013, the Company, through an indirect wholly owned subsidiary, entered into a four-year secured mortgage loan with Bank of America, N.A., an unaffiliated lender, for borrowings of up to $53.0 million secured by the Bellevue Technology Center (the "Bellevue Technology Center Mortgage Loan"). At closing, $44.5 million of the Bellevue Technology Center Mortgage Loan was funded and the remaining $8.5 million is available for future disbursements to be used for tenant improvements, leasing commissions and capital improvements at the Bellevue Technology Center, subject to certain terms and conditions contained in the loan documents. The Bellevue Mortgage Loan matures on March 1, 2017, with an option to extend the maturity date to March 1, 2019, upon payment of an extension fee equal to 0.2% of the outstanding principal balance at the time of the extension and subject to certain other terms and conditions contained in the loan documents. The Bellevue Technology Center Mortgage Loan bears interest at a floating rate of 225 basis points over the daily LIBOR floating rate. Monthly payments are initially interest only. Beginning March 1, 2016, monthly payments also include principle amortization payments of $60,000 per month with the remaining principal balance and all accrued and unpaid interest and fees due at maturity. Should the borrower under the loan exercise its option to extend the loan, monthly payments would include principal and interest, with principal amortization payments of $60,000 per month. The Company will have the right to prepay the loan in whole at any time or in part from time to time, subject to the payment of certain expenses potentially incurred by the lender as a result of the prepayment and subject to certain other conditions contained in the loan documents.

KBS SOR Properties, LLC, a separate wholly owned subsidiary of the Company through which the Company indirectly owns all of its real estate assets ("KBS SOR Properties"), provided a limited guaranty of the Bellevue Technology Center Mortgage Loan with respect to certain potential deficiencies, losses or damages suffered by the lender resulting from certain intentional acts committed by the borrower or KBS SOR Properties in violation of the loan documents. KBS SOR Properties also provided a guaranty of the principal balance and any interest or other sums outstanding under the Bellevue Technology Center Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrower.

KBS STRATEGIC OPPORTUNITY REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total	Cost Capitalized Subsequent to Acquisition [2]	Land	Building and Improvements [1]	Total [3]	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired or Foreclosed on
Properties Held for Investment													
Village Overlook Buildings	Stockbridge, GA	100%	$ —	$ 440	$ 1,332	$ 1,772	$ (14)	$ 440	$ 1,318	$ 1,758	$ (156)	1993	08/02/2010
Academy Point Atrium I	Colorado Springs, CO	100%	—	1,650	1,223	2,873	1,727	1,650	2,950	4,600	(211)	1981	11/03/2010
Northridge Center I & II	Atlanta, GA	100%	—	2,234	4,457	6,691	617	2,234	5,074	7,308	(608)	1985/1989	03/25/2011
Iron Point Business Park	Folsom, CA	100%	—	2,671	16,576	19,247	827	2,671	17,403	20,074	(1,287)	1999/2001	06/21/2011
Roseville Commerce Center	Roseville, CA	100%	—	1,147	2,917	4,064	(103)	1,147	2,814	3,961	(271)	2006	06/27/2011
1635 N. Cahuenga Building	Los Angeles, CA	70%	—	3,112	4,245	7,357	657	3,112	4,902	8,014	(440)	1983	08/03/2011
Richardson Portfolio													
Palisades Central I	Richardson, TX	90%	[4]	1,037	8,628	9,665	217	1,037	8,845	9,882	(935)	1980	11/23/2011
Palisades Central II	Richardson, TX	90%	[4]	810	17,117	17,927	779	810	17,896	18,706	(1,435)	1985	11/23/2011
Greenway I	Richardson, TX	90%	[4]	561	1,170	1,731	502	561	1,672	2,233	(58)	1983	11/23/2011
Greenway III	Richardson, TX	90%	[4]	702	4,083	4,785	524	702	4,607	5,309	(485)	1983	11/23/2011
Undeveloped Land	Richardson, TX	90%	[4]	5,500	—	5,500	253	5,753	—	5,753	—	N/A	11/23/2011
Total Richardson Portfolio			33,751	8,610	30,998	39,608	2,275	8,863	33,020	41,883	(2,913)		
Park Highlands	North Las Vegas, NV	50%	—	21,000	—	21,000	1,840	22,840	—	22,840	—	N/A	12/30/2011
Bellevue Technology Center	Bellevue, WA	100%	—	25,506	52,411	77,917	9	25,506	52,420	77,926	(1,521)	1973-2000	07/31/2012
Powers Ferry Landing East	Atlanta, GA	100%	—	4,261	12,306	16,567	100	4,261	12,406	16,667	(747)	1980/1982/1985	09/24/2012
1800 West Loop	Houston, TX	100%	—	8,360	59,292	67,652	36	8,360	59,328	67,688	(154)	1982	12/04/2012
West Loop I & II	Houston, TX	100%	—	7,300	29,742	37,042	30	7,300	29,772	37,072	(120)	1980/1981	12/07/2012
Burbank Collection	Burbank, CA	90%	—	4,175	8,799	12,974	—	4,175	8,799	12,974	(23)	2008	12/12/2012
	Total Properties Held for Investment		$ 33,751	$ 90,466	$ 224,298	$ 314,764	$ 8,001	$ 92,559	$ 230,206	$ 322,765	$ (8,451)		
Property Held for Sale													
Greenway II	Richardson, TX	90%	[4]	$ 854	$ 2,392	$ 3,246	$ 143	$ 854	$ 2,535	$ 3,389	$ (70)	1985	11/23/2011
	TOTAL		$ 33,751	$ 91,320	$ 226,690	$ 318,010	$ 8,144	$ 93,413	$ 232,741	$ 326,154	$ (8,521)		

[1] Building and improvements include tenant origination and absorption costs.

[2] Costs capitalized subsequent to acquisition is net of write-offs of fully depreciated/amortized assets.

[3] The aggregate cost of real estate for federal income tax purposes was $338.0 million as of December 31, 2012.

[4] As of December 31, 2012, $33.8 million of debt was outstanding secured by the Richardson Portfolio.

KBS STRATEGIC OPPORTUNITY REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

	2012	2011
Real Estate [1]		
Balance at the beginning of the year	$ 110,335	$ 4,737
Acquisitions [2]	212,152	102,470
Improvements	8,284	3,896
Write-off of fully depreciated and fully amortized assets	(3,360)	(768)
Sales	(1,257)	—
Balance at the end of the year	$ 326,154	$ 110,335
Accumulated depreciation		
Balance at the beginning of the year	$ 2,583	$ 190
Depreciation expense	9,305	3,161
Write-off of fully depreciated and fully amortized assets	(3,360)	(768)
Sales	(7)	—
Balance at the end of the year	$ 8,521	$ 2,583

[1] Amounts include real estate held for sale.

[2] Acquisitions includes properties which the Company acquired through foreclosure on or to which it otherwise received title.

10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on March 8, 2013.

KBS STRATEGIC OPPORTUNITY REIT, INC.

By: /s/ Keith D. Hall

Keith D. Hall
Chief Executive Officer and Director
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ KEITH D. HALL Keith D. Hall	Chief Executive Officer and Director (principal executive officer)	March 8, 2013
/s/ PETER MCMILLIAN III Peter McMillian III	Chairman of the Board, President and Director	March 8, 2013
/s/ DAVID E. SNYDER David E. Snyder	Chief Financial Officer (principal financial officer)	March 8, 2013
/s/ STACIE K. YAMANE Stacie K. Yamane	Chief Accounting Officer (principal accounting officer)	March 8, 2013
/s/ MICHAEL L. MEYER Michael L. Meyer	Director	March 8, 2013
/s/ WILLIAM M. PETAK William M. Petak	Director	March 8, 2013
/s/ ERIC J. SMITH Eric J. Smith	Director	March 8, 2013

Exhibit 31.1

Certification of Chief Executive Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Keith D. Hall, certify that:

1. I have reviewed this annual report on Form 10-K of KBS Strategic Opportunity REIT, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2013

By: /S/ KEITH D. HALL

Keith D. Hall
Chief Executive Officer and Director
(principal executive officer)

Exhibit 31.2

Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, David E. Snyder, certify that:

1. I have reviewed this annual report on Form 10-K of KBS Strategic Opportunity REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2013

By: /S/ DAVID E. SNYDER

David E. Snyder
Chief Financial Officer
(principal financial officer)

Exhibit 32.1

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of KBS Strategic Opportunity REIT, Inc. (the "Registrant") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Keith D. Hall, Chief Executive Officer and Director of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 8, 2013

By: /S/ KEITH D. HALL

Keith D. Hall

Chief Executive Officer and Director

(principal executive officer)

Exhibit 32.2

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of KBS Strategic Opportunity REIT, Inc. (the "Registrant") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, David E. Snyder, the Chief Financial Officer of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 8, 2013

By: /S/ DAVID E. SNYDER

David E. Snyder
Chief Financial Officer
(principal financial officer)

10-K


Strategic
Opportunity
REIT

Proxy Statement and
Notice of Annual Meeting of Stockholders
To Be Held July 8, 2013

Dear Stockholder:

On Monday, July 8, 2013, we will hold our 2013 annual meeting of stockholders at The Island Hotel, 690 Newport Center Drive, Newport Beach, California 92660. The meeting will begin at 9:00 a.m. Pacific daylight time. Directions to the meeting can be obtained by calling 1-877-721-8341.

We are holding this meeting to:

1. Elect five directors to hold office for one-year terms expiring in 2014.
   The Board of Directors recommends a vote FOR each nominee

2. Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.
   The Board of Directors recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

3. Attend to such other business as may properly come before the meeting and any adjournment or postponement thereof.

The board of directors has selected April 10, 2013 as the record date for determining stockholders entitled to vote at the meeting.

The proxy statement, proxy card and our 2012 annual report to stockholders are being mailed to you on or about April 24, 2013.

Whether you plan to attend the annual meeting and vote in person or not, we urge you to have your vote recorded as early as possible. Stockholders have the following three options for submitting their votes by proxy: (1) via the Internet; (2) by telephone; or (3) by mail, using the enclosed proxy card.

YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 8, 2013:

Our proxy statement, form of proxy card and 2012 annual report to stockholders are also available at http://www.proxyvote.com, and can be accessed by using the 12-digit control number and following the instructions located on the enclosed proxy card.

By Order of the Board of Directors

Peter McMillan

Peter McMillan III
Chairman

Newport Beach, California
April 24, 2013

PROXY

Intentionally Left Blank

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q: Why did you send me this proxy statement?

A: We sent you this proxy statement and the enclosed proxy card because the board of directors is soliciting your proxy to vote your shares at the 2013 annual stockholders meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission ("SEC") and is designed to assist you in voting.

Q: What is a proxy?

A: A proxy is a person who votes the shares of stock of another person who could not attend a meeting. The term "proxy" also refers to the proxy card or other method of appointing a proxy. When you submit your proxy, you are appointing Keith D. Hall., Peter McMillan III, David E. Snyder and Stacie K. Yamane, each of whom are our officers, as your proxies, and you are giving them permission to vote your shares of common stock at the annual meeting. The appointed proxies will vote your shares of common stock as you instruct, unless you submit your proxy without instructions. If you submit your proxy without instructions, they will vote (1) FOR all of the director nominees and (2) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013. With respect to any other proposals to be voted upon, they will vote in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in their discretion. It is important for you to return the proxy card to us (or submit your proxy via the Internet or by telephone) as soon as possible whether or not you plan on attending the annual meeting.

Q: When is the annual meeting and where will it be held?

A: The annual meeting will be held on Monday, July 8, 2013, at 9:00 a.m. Pacific daylight time at The Island Hotel, 690 Newport Center Drive, Newport Beach, California 92660.

Q: Who is entitled to vote?

A: Anyone who is a stockholder of record at the close of business on April 10, 2013, the record date, or holds a valid proxy for the annual meeting, is entitled to vote at the annual meeting. In order to be admitted to the annual meeting, you must present proof of ownership of our stock on the record date. Such proof can consist of: a brokerage statement or letter from a broker indicating ownership on April 10, 2013; a proxy card; a voting instruction form; or a legal proxy provided by your broker or nominee. Any holder of a proxy from a stockholder must present the proxy card, properly executed, and a copy of the proof of ownership.

Note that our advisor, KBS Capital Advisors LLC, which owned 20,000 shares of our common stock as of the record date, has agreed to abstain from voting any shares it owns in any vote: (i) for the election of directors or (ii) regarding the approval or termination of any contract or transaction with our advisor or any of its affiliates. Additionally, Willowbrook Capital Group LLC, which owned 287,441 shares of our common stock as of the record date and is directly owned and controlled by Peter McMillan III and Keith D. Hall, two of our executive officers and two of our directors, has also agreed to abstain from voting any shares in any vote: (i) for the election of directors or (ii) regarding the approval or termination of any contract or transaction with our advisor or any of its affiliates.

PROXY

Q: Will my vote make a difference?

A: Yes. Your vote could affect the proposals described in this proxy statement. Moreover, your vote is needed to ensure that the proposals described herein can be acted upon. Because we are a widely held company, **YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.**

Q: How many shares of common stock are outstanding?

A: As of April 10, 2013, there were 58,361,565 shares of our common stock outstanding and entitled to be cast at the annual meeting. However, as stated above, KBS Capital Advisors LLC and Willowbrook Capital Group LLC have agreed to abstain from voting any of the respective shares owned by each entity in any vote: (i) for the election of directors or (ii) regarding the approval or termination of any contract or transaction with our advisor or any of its affiliates.

Q: What constitutes a quorum?

A: A quorum consists of the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the annual meeting. There must be a quorum present in order for the annual meeting to be a duly held meeting at which business can be conducted. If you submit your proxy, even if you abstain from voting, then you will at least be considered part of the quorum.

Q: How many votes do I have?

A: You are entitled to one vote for each share of common stock you held as of the record date.

Q: What may I vote on?

A: You may vote on:

(1) the election of the nominees to serve on the board of directors;
(2) the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013; and
(3) such other business as may properly come before the annual meeting and any adjournment or postponement thereof.

Q: How does the board of directors recommend I vote on the proposals?

A: The board of directors recommends that you vote:

(1) FOR each of the nominees for election as director who are named in this proxy statement; and
(2) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

Q: How can I vote?

A: Stockholders can vote in person at the annual meeting, as described above under "Who is entitled to vote?", or by proxy. Stockholders have the following three options for submitting their votes by proxy:

- by mail, by completing, signing, dating and returning the enclosed proxy card;
- via the Internet, by accessing the website and following the instructions indicated on the enclosed proxy card; or
- by telephone, by calling the telephone number and following the instructions indicated on the enclosed proxy card.

For those stockholders with Internet access, we encourage you to vote via the Internet, since it is quick, convenient and provides a cost savings to us. When you vote via the Internet or by telephone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and, therefore, not be counted. For further instructions on voting, see the enclosed proxy card. Voting via the Internet is permitted under Section 2-507(c)(3) of the Maryland General Corporation Law.

If you elect to attend the annual meeting, you can submit your vote in person as described above under "Who is entitled to vote?", and any previous votes that you submitted, whether by Internet, telephone or mail, will be superseded.

Q: What if I submit my proxy and then change my mind?

A: You have the right to revoke your proxy at any time before the annual meeting by:

(1) notifying David E. Snyder, our Secretary;
(2) attending the meeting and voting in person as described above under "Who is entitled to vote?";
(3) returning another proxy card dated after your first proxy card, if we receive it before the annual meeting date; or
(4) recasting your proxy vote via the Internet or by telephone.

Only the most recent proxy vote will be counted and all others will be discarded regardless of the method of voting.

PROXY

Q: What are the voting requirements to elect the board of directors?

A: With regard to the election of directors, you may vote "FOR ALL" of the nominees, you may withhold your vote for all of the nominees by voting "WITHHOLD ALL", or you may vote for all of the nominees except for certain nominees by voting "FOR ALL EXCEPT" and listing the corresponding number of the nominee(s) for whom you want your vote withheld in the space provided on the proxy card. Under our charter, a majority of the shares present in person or by proxy at an annual meeting at which a quorum is present is required for the election of the directors. This means that, of the shares present in person or by proxy at an annual meeting, a director nominee needs to receive affirmative votes from a majority of such shares in order to be elected to the board of directors. Because of this majority vote requirement, **"withhold" votes and broker non-votes (discussed below) will have the effect of a vote against each nominee for director**. If an incumbent director nominee fails to receive the required number of votes for reelection, then under Maryland law, he or she will continue to serve as a "holdover" director until his or her successor is duly elected and qualified. If you submit a proxy card with no further instructions, your shares will be voted in accordance with the recommendation of the board of directors.

Q: What are the voting requirements for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013?

A: With regard to the proposal relating to the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013, you may vote "FOR" or "AGAINST" the proposal, or you may "ABSTAIN" from voting on the proposal. Under our bylaws, a majority of the votes cast at an annual meeting at which a quorum is present is required for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013. Abstentions and broker non-votes will not count as votes actually cast with respect to determining if a majority vote is obtained under our bylaws and will have no effect on the determination of this proposal. If you submit a proxy card with no further instructions, your shares will be voted in accordance with the recommendation of the board of directors.

Q: What is a "broker non-vote"?

A: A "broker non-vote" occurs when a broker holding stock on behalf of a beneficial owner submits a proxy but does not vote on a non-routine proposal because the broker does not have discretionary power with respect to that item and has not received instructions from the beneficial owner. Brokers may not exercise discretionary voting in uncontested director elections at stockholder meetings and are prohibited from giving a proxy to vote with respect to an election of directors without receiving voting instructions from a beneficial owner. Beneficial owners of shares held in broker accounts are advised that, if they do not timely provide instructions to their broker, their shares will not be voted in connection with the election of directors at the annual meeting.

Please see above for the effect of a broker non-vote on the two proposals presented on your proxy.

Q: How will voting on any other business be conducted?

A: Although we do not know of any business to be considered at the annual meeting other than the election of directors and the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013, if any other business is properly presented at the annual meeting, your submitted proxy gives authority to Keith D. Hall., Peter McMillan III, David E. Snyder and Stacie K. Yamane, and each of them, to vote on such matters in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in their discretion.

Q: When are the stockholder proposals for the next annual meeting of stockholders due?

A: Stockholders interested in nominating a person as a director or presenting any other business for consideration at the 2014 annual meeting of stockholders may do so by following the procedures prescribed in Section 2.12 of our Bylaws and in the SEC's Rule 14a-8. To be eligible for presentation to and action by the stockholders at the 2014 annual meeting, director nominations and other stockholder proposals must be received by David E. Snyder, our Secretary, no later than January 24, 2014. To also be eligible for inclusion in our proxy statement for the 2014 annual meeting, director nominations and other stockholder proposals must be received by Mr. Snyder by December 25, 2013.

Q: How are proxies being solicited?

A: In addition to mailing proxy solicitation material, our directors and employees of our advisor or its affiliates may also solicit proxies in person, via the Internet, by telephone or by any other electronic means of communication we deem appropriate. Additionally, we have retained Broadridge Financial Solutions, Inc. ("Broadridge"), a proxy solicitation firm, to assist us in the proxy solicitation process. If you need any assistance, or have any questions regarding the proposals or how to cast your vote, you may contact Broadridge at 1-877-721-8341.

We will pay all of the costs of soliciting these proxies, including the cost of Broadridge's services, which costs we anticipate will not exceed $7,500. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our stockholders.

Q: Where can I find more information?

A: We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC on the web site maintained by the SEC at http://www.sec.gov. Our SEC filings are also available to the public at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities.

PROXY

CERTAIN INFORMATION ABOUT MANAGEMENT

The Board of Directors

We operate under the direction of the board of directors. The board of directors oversees our operations and makes all major decisions concerning our business. During 2012, the board of directors held seven meetings, participated in two joint meetings with the conflicts committee, acted by written consent on four occasions and acted by joint written consent with the conflicts committee on three occasions. For biographical information regarding our directors, see " – Executive Officers and Directors."

There are two committees of the board of directors: the audit committee and the conflicts committee. Information regarding each of these committees is set forth below.

Board Leadership Structure

The board of directors is composed of two of our sponsors, Keith D. Hall and Peter McMillan III, and three independent directors. The board composition and the corporate governance provisions in our charter ensure strong oversight by independent directors. The board of directors' two committees, the audit committee and the conflicts committee, are composed entirely of independent directors. Since our inception in 2008, we have operated under a board leadership structure with separate roles for our Chairman of the Board and our Chief Executive Officer. Our board of directors is led by Mr. McMillan, who has served as Chairman of the Board since 2008. Mr. McMillan, as the Chairman of the Board, is responsible for presiding over the meetings of the board of directors and the annual meetings of stockholders, generally setting the agendas for board meetings (subject to the requests of other directors) and providing information to the other directors in advance of meetings and between meetings. Mr. Hall, as our Chief Executive Officer, is responsible for the general management of the business, financial affairs and day-to-day operations of our company. We believe it is beneficial to have a Chairman of the Board whose focus is to lead the board and facilitate communication among directors and management. We believe this structure, of not combining the roles of the Chairman of the Board and the Chief Executive Officer, is the best governance model for our company and our stockholders. We do not currently have a policy requiring the appointment of a lead independent director as all of our independent directors are actively involved in board meetings.

The Role of the Board of Directors in our Risk Oversight Process

Our executive officers and our advisor are responsible for the day-to-day management of risks faced by the company, while the board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. No less than quarterly, the entire board of directors reviews information regarding the company's liquidity, credit, operations, regulatory compliance and compliance with covenants in our material agreements, as well as the risks associated with each. In addition, each year the board of directors reviews significant variances between our current portfolio business plan and our original underwriting analysis and each quarter the directors review significant variances between our current results and our projections from the prior quarter, review all significant changes to our projections for future periods and discuss risks related to our portfolio. The audit committee oversees risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The conflicts committee manages risks associated with the independence of the board of directors and potential conflicts of interest involving our advisor and its affiliates. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks as well as through regular reports directly from the executive officers responsible for oversight of particular risks within the company.

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the directors, and all of the members of the audit committee and the conflicts committee, are "independent" as defined by the New York Stock Exchange. The New York Stock Exchange standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). The board of directors determined that Michael L. Meyer, William

M. Petak and Eric J. Smith each satisfies the bright-line criteria and that none has a relationship with us that would interfere with such person's ability to exercise independent judgment as a member of the board of directors. None of these directors has ever served as (or is related to) an employee of ours or any of our predecessors or acquired companies or received or earned any compensation from us or any such other entities except for compensation directly related to service as a director of us. Therefore, we believe that all of these directors are independent directors.

The Audit Committee

General

The audit committee's function is to assist the board of directors in fulfilling its responsibilities by overseeing (i) our accounting and financial reporting processes, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) our independent auditors' qualifications, performance and independence, and (v) the performance of our internal audit function. The audit committee fulfills these responsibilities primarily by carrying out the activities enumerated in the audit committee charter. The audit committee approved the audit committee charter in August 2010. The audit committee charter is available on our web site at www.kbsstrategicopportunityreit.com.

The members of the audit committee are Michael L. Meyer (Chairman), William M. Petak and Eric J. Smith. All of the members of the audit committee are "independent" as defined by the New York Stock Exchange. All members of the audit committee have significant financial and/or accounting experience, and the board of directors has determined that Mr. Meyer satisfies the SEC's requirements for an "audit committee financial expert." During 2012, the audit committee held five meetings.

Independent Registered Public Accounting Firm

During the year ended December 31, 2012, Ernst & Young LLP served as our independent registered public accounting firm and provided certain tax and other services. Ernst & Young has served as our independent registered public accounting firm since our formation. We expect that Ernst & Young representatives will be present at the annual meeting and they will have the opportunity to make a statement if they desire to do so. In addition, we expect that the Ernst & Young representatives will be available to respond to appropriate questions posed by stockholders. The audit committee has engaged Ernst & Young as our independent auditors to audit our financial statements for the year ending December 31, 2013. The audit committee may, however, select new auditors at any time in the future in its discretion if it deems such decision to be in our best interests. Any such decision would be disclosed to the stockholders in accordance with applicable securities laws.

Pre-Approval Policies

In order to ensure that the provision of such services does not impair the auditors' independence, the audit committee charter imposes a duty on the audit committee to pre-approve all auditing services performed for us by our independent auditors, as well as all permitted non-audit services. In determining whether or not to pre-approve services, the audit committee considers whether the service is a permissible service under the rules and regulations promulgated by the SEC. The audit committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by our independent auditors, provided any such approval is presented to and approved by the full audit committee at its next scheduled meeting.

All services rendered by Ernst & Young for the years ended December 31, 2012 and 2011 were pre-approved in accordance with the policies and procedures described above.

PROXY

Principal Independent Registered Public Accounting Firm Fees

The audit committee reviewed the audit and non-audit services performed by Ernst & Young, as well as the fees charged by Ernst & Young for such services. In its review of the non-audit service fees, the audit committee considered whether the provision of such services is compatible with maintaining the independence of Ernst & Young. The aggregate fees billed to us for professional accounting services, including the audit of our annual financial statements by Ernst & Young for the years ended December 31, 2012 and 2011, are set forth in the table below.

	2012	2011
Audit fees	$390,000	$318,000
Audit-related fees	132,000	52,000
Tax fees	151,214	43,610
All other fees	399	399
Total	$673,613	$414,009

For purposes of the preceding table, Ernst & Young's professional fees are classified as follows:

- Audit fees – These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures performed by Ernst & Young in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements.
- Audit-related fees – These are fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of the financial statements, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews and consultation concerning financial accounting and reporting standards.
- Tax fees – These are fees for all professional services performed by professional staff in our independent auditor's tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state and local tax issues related to due diligence.
- All other fees – These are fees for any services not included in the above-described categories.

Report of the Audit Committee

The function of the audit committee is oversight of the financial reporting process on behalf of the board of directors. Management has responsibility for the financial reporting process, including the system of internal control over financial reporting, and for the preparation, presentation and integrity of our financial statements. In addition, the independent auditors devote more time and have access to more information than does the audit committee. Membership on the audit committee does not call for the professional training and technical skills generally associated with career professionals in the field of accounting and auditing. Accordingly, in fulfilling their responsibilities, it is recognized that members of the audit committee are not, and do not represent themselves to be, performing the functions of auditors or accountants.

In this context, the audit committee reviewed and discussed the 2012 audited financial statements with management, including a discussion of the quality and acceptability of our financial reporting, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The audit committee discussed with Ernst & Young, which is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, the matters required to be discussed under the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The audit committee received from Ernst & Young the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communications with the audit committee concerning independence, and discussed with Ernst & Young their independence from us. In addition, the audit committee considered whether Ernst & Young's provision of non-audit services is compatible with Ernst & Young's independence.

Based on these reviews and discussions, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the SEC.

April 9, 2013

The Audit Committee of the Board of Directors:
Michael L. Meyer (Chairman), William M. Petak, and Eric J. Smith

The Conflicts Committee

General

The members of the conflicts committee are Eric J. Smith (Chairman), Michael L. Meyer and William M. Petak all of whom are independent directors. Our charter empowers the conflicts committee to act on any matter permitted under Maryland law, if the matter at issue is such that the exercise of independent judgment by directors who are affiliates of our advisor could reasonably be compromised. Among the duties of the conflicts committee are the following:

- reviewing and reporting on our policies (see " – Report of the Conflicts Committee – Review of Our Policies" below);
- approving transactions with affiliates and reporting on their fairness to us (see " – Report of the Conflicts Committee – Certain Transactions with Related Persons" below);
- supervising and evaluating the performance and compensation of our advisor;
- reviewing our expenses and determining that they are reasonable and within the limits prescribed by our charter;
- approving borrowings in excess of the total liabilities limit set forth in our charter; and
- discharging the board of directors' responsibilities relating to compensation.

The primary responsibilities of the conflicts committee are enumerated in our charter. The conflicts committee does not have a separate committee charter. During 2012, the conflicts committee held eight meetings, participated in two joint meetings with the board of directors, acted by written consent on four occasions and acted by joint written consent with the board of directors on three occasions.

Oversight of Executive Compensation

As noted above, the conflicts committee discharges the board of directors' responsibilities relating to the compensation of our executives. However, we currently do not have any paid employees and our executive officers do not receive any compensation directly from us. Our executive officers are officers and/or employees of, or hold an indirect ownership interest in, our advisor, and/or its affiliates, and our executive officers are compensated by these entities, in part, for their services to us or our subsidiaries. See "– Report of the Conflicts Committee – Certain Transactions with Related Persons" for a discussion of the fees paid to our advisor and its affiliates.

Report of the Conflicts Committee

Review of Our Policies

The conflicts committee has reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Offering Policy. We ceased offering shares of common stock in our primary offering of 100,000,000 shares on November 20, 2012 because we believe we have raised sufficient funds to acquire a diverse portfolio of income-producing properties and real estate-related assets to meet our stated investment objectives and terminating the primary offering was in the best interest of our stockholders. We continue to offer shares of common stock under our dividend reinvestment plan and may do so until we have sold all 40,000,000 shares available for sale. We expect to use substantially all of the net proceeds from the sale of shares under our dividend reinvestment plan for general corporate purposes, including, but not limited to, the redemption of shares under our share redemption program; reserves required by any financings of our investments; future funding obligations under any real estate loans receivable we acquire; the acquisition or origination of assets, which would include payment of acquisition and origination fees to our advisor; the repayment of debt; and other cash uses related to our investments, such as purchasing a loan senior to ours to protect our junior position in the event of a default by the borrower on the senior loan, making protective advances to preserve collateral securing a loan, or making capital and tenant improvements or paying leasing costs and commissions related to real property. For the year ended December 31, 2012, the costs of raising capital in our primary offering and our dividend reinvestment plan represented 9.7% of the capital raised.

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Acquisition and Investment Policies. We expect to use substantially all of the remaining proceeds from our initial public offering to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. We plan to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of income-producing assets that provide attractive and stable returns to our investors. We will focus our investment activities on real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. We expect that our real estate-related debt investments, in particular investments in distressed debt, will, in certain circumstances, result in us owning real property as a result of loan workouts, foreclosure or similar circumstances. After we have invested substantially all of the proceeds from our ongoing initial public offering, we expect approximately 40% of our portfolio will consist of direct investments in opportunistic real estate, excluding real property that we take title to (i) as part of a portfolio of debt investments, (ii) through a loan workout, foreclosure or similar circumstances or (iii) through convertible debt investments, although the percentage could be higher or lower. Although the foregoing represents our present investment focus and targets, we may adjust any of the foregoing based on real estate market conditions and investment opportunities. Affiliates of our advisor have extensive expertise with these types of real estate investments.

Borrowing Policies. We will fund our investments with the remaining proceeds from our initial public offering and expect to finance a portion of our investments with debt. We will use debt financing in various forms in an effort to increase the size of our portfolio and potential returns to our stockholders. We intend to focus our investment activities on obtaining a diverse portfolio of real estate-related loans, real estate-related debt securities and other real estate-related investments. Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. We expect that once we have fully invested the proceeds from our initial public offering, our debt financing will be 50% or less of the cost of our investments. There is no limitation on the amount we may borrow for any single investment. Our charter limits our leverage to 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of February 28, 2013, we had $73.0 million in outstanding debt.

Disposition Policies. The period that we will hold our investments in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments will vary depending on the type of asset, interest rates and other factors. Our advisor will develop a well-defined exit strategy for each investment we make. KBS Capital Advisors will continually perform a hold-sell analysis on each asset in order to determine the optimal time to hold the asset and generate a strong return for you. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders.

Policy Regarding Working Capital Reserves. We establish an annual budget for capital requirements and working capital reserves each year that we update periodically during the year. We may set aside proceeds from our primary public offering for working capital purposes. We may also use proceeds from our dividend reinvestment plan, debt proceeds and our cash flow from operations to meet our needs for working capital and to build a moderate level of cash reserves.

Policies Regarding Operating Expenses. For the four consecutive quarters ended December 31, 2012, based on the definitions of total operating expenses, net income and average invested assets in our charter, our total operating expenses were approximately $4.9 million, we had a net loss of approximately $0.6 million and our average invested assets were approximately $229.4 million. For the four consecutive quarters ended December 31, 2012, our total operating expenses represented approximately 2.1% of average invested assets. Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. The conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company and the early stage of our development.

Liquidation or Listing Policy. If we do not list our shares of common stock on a national securities exchange by July 31, 2019, our charter requires that we seek stockholder approval of the liquidation of the company, unless a majority of the conflicts committee determines that liquidation is not then in the best interests of our stockholders. If a majority of the conflicts committee does determine that liquidation is not then in the best interests of our stockholders, our charter requires that the conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of our stockholders. If we sought and failed to obtain stockholder approval of our liquidation, our charter would not require us to list or liquidate and would not require the conflicts committee to revisit the issue of liquidation, and we could continue to operate as before. If we sought and obtained stockholder approval of our liquidation, we would begin an orderly sale of our assets. We believe it is in the best interest of our stockholders not to list our shares of common stock on a national stock exchange at this time. In light of current conditions in the capital markets, we believe that listing our shares for trading on a national stock exchange at this time is not likely to enhance value for our stockholders. In addition, we currently believe it is more cost effective to remain unlisted and utilize KBS Capital Advisors as our external advisor at the present time than it would be to internalize all the resources necessary to operate a listed company. Finally, our shares are offered as a long-term investment. We believe that the ability to provide our stockholders with liquidity in the near-term is outweighed by the long-term benefits of allowing the portfolio to mature. In making the decision of whether to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for stockholders.

Our Policy Regarding Transactions with Related Persons

Our charter requires the conflicts committee to review and approve all transactions between us and our advisor, any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of the conflicts committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Conduct and Ethics lists examples of types of transactions with related parties that would create prohibited conflicts of interest and requires our officers and directors to be conscientious of actual and potential conflicts of interest with respect to our interests and to seek to avoid such conflicts or handle such conflicts in an ethical manner at all times consistent with applicable law. Our executive officers and directors are required to report potential and actual conflicts to the Compliance Officer, currently our Chief Financial Officer, via the Ethics Hotline, to an internal audit representative or directly to the audit committee chair, as appropriate.

Certain Transactions with Related Persons

The conflicts committee has reviewed the material transactions between our affiliates and us since the beginning of 2012 as well as any such currently proposed transactions. Set forth below is a description of such transactions and the committee's report on their fairness.

As described further below, we have entered into agreements with certain affiliates pursuant to which they provide services to us. Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr. control and indirectly own KBS Capital Advisors LLC, our advisor, and KBS Capital Markets Group LLC, the dealer manager for our public offering. We refer to these individuals as our sponsors. Messrs. Hall and McMillan are also some of our executive officers and directors. All four of our sponsors actively participate in the management and operations of our advisor. Our advisor has three managers: an entity owned and controlled by Mr. Bren; an entity owned and controlled by Messrs. Hall and McMillan; and an entity owned and controlled by Mr. Schreiber.

Our Relationship with KBS Capital Advisors. Since our inception, our advisor has provided day-to-day management of our business. Among the services provided by our advisor under the terms of the advisory agreement are the following:

- finding, presenting and recommending investment opportunities to us consistent with our investment policies and objectives;
- making investment decisions for us, subject to the limitations in our charter and the direction and oversight of our board of directors;
- acquiring investments on our behalf;
- sourcing and structuring our loan originations;
- arranging for financing and refinancing of our investments;
- formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, financing and refinancing, marketing, servicing and disposition of our investments;
- engaging and supervising our agents;
- performing administrative services and maintaining our accounting; and
- assisting us with our regulatory compliance.

PROXY

Our advisor is subject to the supervision of the board of directors and only has such authority as we may delegate to it as our agent. The advisory agreement has a one-year term expiring October 8, 2013 subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties. From January 1, 2012 through the most recent date practicable, which was February 28, 2013, we compensated our advisor as set forth below.

Our advisor or its affiliates have paid some of our organization and offering costs (other than selling commissions and dealer manager fees) incurred in connection with our initial public offering, including our legal, accounting, printing, mailing and filing fees. We reimbursed and will reimburse our advisor for organization and offering costs up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts we spent on organization and offering expenses, does not exceed 15% of the gross proceeds of our primary offering and the offering under our dividend reinvestment plan as of the date of reimbursement. At the termination of the primary offering and at the termination of the offering under the dividend reinvestment plan, our advisor agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. From January 1, 2012 through February 28, 2013, our advisor incurred approximately $1.8 million of organization and offering expenses on our behalf, all of which we had reimbursed to our advisor as of February 28, 2013.

We incur acquisition and origination fees payable to our advisor equal to 1.0% of the cost of investments acquired by us, or the amount funded by us to acquire or originate loans, including acquisition and origination expenses and any debt attributable to such investments. Acquisition and origination fees relate to services provided in connection with the selection and acquisition or origination of real estate and real estate-related investments. Acquisition and origination fees from January 1, 2012 through February 28, 2013 totaled approximately $3.0 million, all of which had been paid as of February 28, 2013.

In addition to acquisition and origination fees, we reimburse our advisor for customary acquisition and origination expenses, whether or not we ultimately acquire the asset. From January 1, 2012 through February 28, 2013, our advisor and its affiliates did not incur any such costs on our behalf.

For asset management services, we pay our advisor a monthly fee. The asset management fee with respect to an investment in a loan (and investments other than real property) is calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan (or other investment), inclusive of fees and expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan (or other investment), plus the fees and expenses related to the acquisition or funding of such investment, as of the time of calculation. With respect to investments in real property, the asset management fee is a monthly fee equal to one-twelfth of 0.75% of the sum of the amount paid or allocated to acquire the investment. This amount includes fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment. From January 1, 2012 through

February 28, 2013, our asset management fees totaled $2.2 million, all of which had been paid as of February 28, 2013.

Under the advisory agreement our advisor and its affiliates have the right to seek reimbursement from us for all costs and expenses they incur in connection with their provision of services to us, including our allocable share of our advisor's overhead, such as rent, employee costs, utilities and information technology costs. Our advisor may seek reimbursement for employee costs under the advisory agreement. Commencing July 1, 2010, we have reimbursed our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. In the future, our advisor may seek reimbursement for additional employee costs. However. we will not reimburse our advisor or its affiliates for employee costs in connection with services for which KBS Capital Advisors earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers. From January 1, 2012 through February 28, 2013, we reimbursed our advisor for $0.1 million of operating expenses, including $0.1 million of employee costs.

For substantial assistance in connection with the sale of properties or other investments, we pay our advisor or its affiliates 1.0% of the contract sales price of each loan, debt-related security, real property or other investment sold (including residential or commercial mortgage-backed securities or collateralized debt obligations issued by a subsidiary of ours as part of a securitization transaction); provided, however, that if in connection with such disposition commissions are paid to third parties unaffiliated with our advisor, the fee paid to our advisor and its affiliates may not exceed the commissions paid to such unaffiliated third parties, and provided further that the disposition fees paid to our advisor, its affiliates and unaffiliated third parties may not exceed 6.0% of the contract sales price. From January 1, 2012 through February 28, 2013, we incurred $0.1 million of disposition fees, all of which had been paid as of February 28, 2013.

The conflicts committee considers our relationship with our advisor during 2012 to be fair. The conflicts committee believes that the amounts payable to our advisor under the advisory agreement are similar to those paid by other publicly offered, unlisted, externally advised REITs and that this compensation is necessary in order for our advisor to provide the desired level of services to us and our stockholders.

Our Relationship with KBS Capital Markets Group. On November 20, 2009, upon the launch of our public offering, we entered into the dealer manager agreement with our dealer manager, which was amended on May 17, 2010. On August 9, 2011, we entered into a new agreement with our dealer manager. Pursuant to the agreements, KBS Capital Markets Group was entitled to receive selling commissions and dealer manager fees of up to 9.5% of the gross proceeds of our primary offering (no selling commissions or dealer manager fees are payable with respect to sales under the dividend reinvestment plan). All or a portion of the selling commissions were not charged with regard to shares sold to certain categories of purchasers. A reduced dealer manager fee was payable with respect to certain volume discount sales. The dealer manager reallowed 100% of selling commissions to broker-dealers participating in the public offering. From its dealer manager fee, KBS Capital Markets Group could reallow to any participating broker-dealer up to 1.0% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee (in special cases, the dealer manager had the option to increase the amount of this reallowance). No sales commission or dealer manager fee was or is paid with respect to shares issued through our dividend reinvestment plan. From January 1, 2012 through February 28, 2013, we incurred selling commissions of $20.7 million, all of which was reallowed to participating broker-dealers. From January 1, 2012 through February 28, 2013, we incurred dealer manager fees of $10.5 million, of which $3.6 million was reallowed to participating broker-dealers.

In connection with our primary offering, we reimbursed our dealer manager for underwriting compensation, provided that within 30 days after the end of the month in which our primary offering terminated, KBS Capital Markets Group was required to reimburse us to the extent that our reimbursements caused total underwriting compensation for our primary offering to exceed 10% of the gross offering proceeds from such offering. We also paid directly or reimbursed KBS Capital Markets Group for bona fide invoiced due diligence expenses of broker dealers. However, no reimbursements we made to our dealer manager were allowed to cause the total organization and offering expenses we incurred (including selling commissions, dealer manager fees and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from our primary offering and the offering under our dividend reinvestment plan as of the date of reimbursement. From

January 1, 2012 through February 28, 2013, our dealer manager sought reimbursement for $1.4 million in expenses, all of which had been paid as of February 28, 2012.

In addition, on April 16, 2012, we entered into a fee reimbursement agreement (the "AIP Reimbursement Agreement") with our dealer manager pursuant to which we agreed to reimburse our dealer manager for certain fees and expenses it incurs for administering our participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of our investors serviced through the platform. From January 1, 2012 through February 28, 2013, we incurred and paid $1,000 of costs and expenses related to the AIP Reimbursement Agreement.

We ceased offering shares of common stock in our primary initial public offering on November 20, 2012. We continue to offer shares under our dividend reinvestment plan.

PROXY

The conflicts committee believes that these arrangements with our dealer manager are fair. We believe that the compensation paid to our dealer manager maximized the likelihood that we will be able to achieve our goal of acquiring a large, diversified portfolio of real estate and real estate-related investments.

Other Transactions. On May 18, 2012, we made an $8.0 million investment in a joint venture in which KBS Real Estate Investment Trust, Inc. ("KBS REIT I") indirectly owns a participation interest through another joint venture investment. The conflicts committee, composed of all of our independent directors, approved this investment. For more information, see our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC. The conflicts committee believes that this transaction was fair.

Currently Proposed Transactions. There are no currently proposed material transactions with related persons other than those covered by the terms of the agreements described above.

The conflicts committee has determined that the policies set forth in this Report of the Conflicts Committee are in the best interests of our stockholders because they provide us with the highest likelihood of achieving our investment objectives.

April 9, 2013

The Conflicts Committee of the Board of Directors:

Eric J. Smith (Chairman), Michael L. Meyer and William M. Petak

Nomination of Directors

General

We do not have a standing nominating committee. Unless otherwise provided by Maryland law, the board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the conflicts committee is responsible for identifying and nominating replacements for vacancies among our independent director positions. Unless filled by a vote of the stockholders as permitted by the Maryland General Corporation Law, a vacancy that results from the removal of a director will be filled by a vote of a majority of the remaining directors. Any vacancy on the board of directors for any other cause will be filled by a vote of a majority of the remaining directors, even if such majority vote is less than a quorum. The board of directors believes that the primary reason for creating a standing nominating committee is to ensure that candidates for independent director positions can be identified and their qualifications assessed under a process free from conflicts of interest with us. Because nominations for vacancies in independent director positions are handled exclusively by a committee composed only of independent directors, the board of directors has determined that the creation of a standing nominating committee is not necessary. We do not have a charter that governs the director nomination process.

Board Membership Criteria

With respect to filling vacancies for independent director positions, the conflicts committee reviews the appropriate experience, skills and characteristics required of directors in the context of the then-current membership of the board of directors. The full board of directors annually conducts a similar review with respect to all director nominations. This assessment includes, in the context of the perceived needs of the board of directors at that time, issues of knowledge, experience, judgment and skills, such as an understanding of the real estate and real estate finance industries or accounting or financial management expertise. The board of directors seeks to nominate directors with diverse backgrounds, experiences and skill sets that complement each other so as to maximize the collective knowledge, experience, judgment and skills of the entire board of directors. The board of directors assesses its effectiveness in achieving this goal annually, in part, by reviewing the diversity of the skill sets of the directors and determining whether there are any deficiencies in the board of directors' collective skill set that should be addressed in the nominating process. The board of directors made such an assessment in connection with director nominations for the 2013 annual stockholders' meeting and determined that the composition of the current board of directors satisfies its diversity objectives.

Other considerations in director nominations include the candidate's independence from conflict with us and the ability of the candidate to attend board meetings regularly and to devote an appropriate amount of time in preparation for those meetings. It also is expected that independent directors nominated by the conflicts committee will be individuals who possess a reputation and hold positions or affiliations befitting a director of a large publicly held company and who are actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. Moreover, as required by our charter, at least one of our independent directors must have at least three years of relevant real estate experience, and each director who is not an independent director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets we acquire and manage.

Selection of Directors

Unless otherwise provided by Maryland law, the board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the conflicts committee must nominate replacements for any vacancies among the independent director positions. All director nominees stand for election by the stockholders annually.

In nominating candidates for the board of directors, the board of directors (or the conflicts committee, as appropriate) solicits candidate recommendations from its own members and management of KBS Capital Advisors. The board of directors and the conflicts committee may also engage the services of a search firm to assist in identifying potential director nominees.

The board of directors and the conflicts committee will consider recommendations made by stockholders for director nominees who meet the established director criteria set forth above. In order to be considered for nomination, recommendations made by stockholders must be submitted within the timeframe required to request a proposal to be included in the proxy materials. See "Stockholder Proposals" below. In evaluating the persons recommended as potential directors, the board of directors (or the conflicts committee, as appropriate) will consider each candidate without regard to the source of the recommendation and take into account those factors that they determine are relevant. Stockholders may directly nominate potential directors (without the recommendation of the board of directors or conflicts committee) by satisfying the procedural requirements for such nomination as provided in Article II, Section 2.12 of our Bylaws. Any stockholder may request a copy of our Bylaws free of charge by calling 1-866-584-1381 and selecting "Option 2".

Stockholder Communications with the Board of Directors

We have established a procedure for stockholders to communicate comments and concerns to the board of directors. Stockholders may contact the board of directors at the following address:

Board of Directors of KBS Strategic Opportunity REIT, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

Stockholders should report any complaints or concerns regarding (1) suspected violations or concerns as to compliance with laws, regulations, our Code of Conduct and Ethics or other suspected wrongdoings affecting us or our properties or assets, or (2) any complaints or concerns regarding our accounting, internal accounting controls, auditing matters, or any concerns regarding any questionable accounting or auditing matters affecting us. Stockholders should report any suspected violations or other complaints or concerns by any of the following means:

- Via the Internet at http://kbssor.ethicspoint.com;
- By calling the toll free Ethics Hotline at 1-888-329-6414; or
- By mailing a description of the suspected violation or concern to:

  Audit Committee Chair
  c/o KBS Strategic Opportunity REIT, Inc.
  620 Newport Center Drive, Suite 1300
  Newport Beach, CA 92660

Reports made via the Ethics Hotline will be sent to an internal audit representative and at least one of the company's independent directors, provided that no person named in the report will receive the report directly.

Stockholders can also communicate directly with the Chairman of the Board at the annual meeting. Although we do not have a policy regarding the attendance of directors at annual meetings of stockholders, we expect that the Chairman of the Board will be present at all such meetings. All of the directors, with the exception of Keith D. Hall, were present at the 2012 annual meeting of stockholders.

Executive Officers and Directors

We have provided below certain information about our executive officers and directors. All of our directors have terms expiring on the date of the 2013 annual meeting and are being nominated for re-election to serve until the 2014 annual meeting and until his or her successor is elected and qualified.

Name[(1)]	Position(s)	Age[(2)]	Year First Became a Director
Keith D. Hall	Chief Executive Officer and Director	54	2008
Peter McMillan III	Chairman of the Board, President and Director	55	2008
David E. Snyder	Chief Financial Officer, Treasurer, and Secretary	42	N/A
Stacie K. Yamane	Chief Accounting Officer	48	N/A
Michael L. Meyer	Independent Director	74	2009
William M. Petak	Independent Director	51	2009
Eric J. Smith	Independent Director	55	2009

(1) The address of each named beneficial owner is 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660.

(2) As of March 1, 2013.

Keith D. Hall is our Chief Executive Officer and one of our directors, positions he has held since December 2008 and October 2008, respectively. He is also an Executive Vice President of KBS REIT I, KBS Real Estate Investment Trust II, Inc. ("KBS REIT II"), and KBS Real Estate Investment Trust III, Inc. ("KBS REIT III"), positions he has held for these entities since June 2005, August 2007, and January 2010, respectively. In addition, Mr. Hall is a sponsor of our company, KBS REIT I, KBS REIT II, KBS REIT III and KBS Legacy Partners Apartment REIT, Inc. ("KBS Legacy Partners Apartment REIT"), which were formed in 2008, 2005, 2007, 2009 and 2009, respectively. Mr. Hall owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our advisor and our dealer manager. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor. Mr. Hall is also a member of the investment committee formed by our advisor to evaluate and authorize new investment opportunities for us.

Mr. Hall is a co-founder of Willowbrook Capital Group, LLC. Prior to forming Willowbrook in 2000, Mr. Hall was a Managing Director at CS First Boston, where he managed the distribution strategy and business development for the Principal Transaction Group's $18.0 billion real estate securities portfolio. Mr. Hall's two primary business unit responsibilities were Mezzanine Lending and Commercial Real Estate Development. Before joining CS First Boston in 1996, he served as a Director in the Real Estate Products Group at Nomura Securities, with responsibility for the company's $6.0 billion annual pipeline of fixed-income, commercial mortgage-backed securities. During the 1980s, Mr. Hall was a Senior Vice President in the High Yield Department of Drexel Burnham Lambert's Beverly Hills office, where he was responsible for distribution of the group's high-yield real estate securities. Mr. Hall received a Bachelor of Arts Degree with honors in Finance from California State University, Sacramento.

The board of directors has concluded that Mr. Hall is qualified to serve as one of our directors for reasons including his expertise in the real estate finance markets and his expertise with real estate-related investments. With over 28 years of experience investing in and managing real estate-related investments, Mr. Hall has the depth and breadth of experience to implement our business strategy. As an executive officer and principal of our advisor, Mr. Hall is able to direct the board of directors to the critical issues facing our company.

Peter McMillan III is our President and the Chairman of the Board and one of our directors, positions he has held since December 2008. He is also an Executive Vice President, Treasurer, Secretary and a director of KBS REIT I, KBS REIT II, and KBS REIT III, and an Executive Vice President of KBS Legacy Partners Apartment REIT, positions he has held for these entities since June 2005, August 2007, January 2010 and August 2009, respectively. In addition, Mr. McMillan is a sponsor of our company, KBS REIT I, KBS REIT II, KBS REIT III and KBS Legacy Partners Apartment REIT, which were formed in 2008, 2005, 2007, 2009 and 2009, respectively. Mr. McMillan owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our advisor and the owner of our dealer manager. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor. Mr. McMillan is also a member of the investment committee formed by our advisor to evaluate and authorize new investment opportunities for us.

Mr. McMillan is a co-founder and the Managing Partner of Willowbrook Capital Group, LLC. Prior to forming Willowbrook in 2000, Mr. McMillan served as an Executive Vice President and Chief Investment Officer of SunAmerica Investments, Inc., which was later acquired by AIG. As Chief Investment Officer, he was responsible for over $75.0 billion in assets, including residential and commercial mortgage-backed securities, public and private investment grade and non-investment grade corporate bonds and commercial mortgage loans and real estate investments. Before joining SunAmerica in 1989, he served as Assistant Vice President for Aetna Life Insurance and Annuity Company with responsibility for the company's $6.0 billion fixed income portfolios. Mr. McMillan received his Master of Business Administration in Finance from the Wharton Graduate School of Business at the University of Pennsylvania and his Bachelor of Arts Degree with honors in Economics from Clark University. Mr. McMillan is a director of TCW/ Metropolitan West Funds and is a former director of Steinway Musical Instruments, Inc.

The board of directors has concluded that Mr. McMillan is qualified to serve as one of our directors and the Chairman of the Board for reasons including his expertise in real estate finance and with real estate-related investments. With over 30 years of experience investing in and managing real estate-related debt investments, Mr. McMillan offers insights and perspective with respect to our real estate-related investment portfolio as well as our real estate portfolio. As one of our executive officers and a principal of our advisor, Mr. McMillan is also able to direct the board of directors to the critical issues facing our company. Further, his experiences as a director of KBS REIT I, KBS REIT II, KBS REIT III and TCW/Metropolitan West Funds, and as a former director of Steinway Musical Instruments, Inc., provide him with an understanding of the requirements of serving on a public company board and qualify him to serve as the chairman of the board of directors.

David E. Snyder is our Chief Financial Officer, Treasurer and Secretary, positions he has held since December 2008. He is the Chief Financial Officer of our advisor, KBS REIT I, KBS REIT II and KBS REIT III, positions he has held for these entities since November 2008, December 2008, December 2008 and January 2010, respectively. He is also the Chief Financial Officer, Treasurer and Secretary of KBS Legacy Partners Apartment REIT, positions he has held since August 2009.

From January 1998 to May 2008, Mr. Snyder worked for Nationwide Health Properties, Inc., a real estate investment trust specializing in healthcare related property. He served as the Vice President and Controller from July

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2005 to February 2008 and Controller from January 1998 to July 2005. At Nationwide Health Properties, Mr. Snyder was responsible for internal and external financial reporting, Sarbanes-Oxley compliance, budgeting, debt compliance, negotiation and documentation of debt and equity financing and the negotiation of acquisition and leasing documentation. In addition, Mr. Snyder was part of the senior management team that approved investments, determined appropriate financing and developed strategic goals and plans. As part of his investment and financing responsibilities, Mr. Snyder participated in the origination, modification and refinancing of: mortgage loans made to customers, mortgages obtained on real estate and unsecured credit facilities.

Mr. Snyder was an adjunct accounting professor at Biola University from 1998 to 2005, teaching courses in auditing and accounting. He was the director of financial reporting at Regency Health Services, Inc., a skilled nursing provider, from November 1996 to December 1997. From October 1993 to October 1996, Mr. Snyder worked for Arthur Andersen LLP. Mr. Snyder received a Bachelor of Science Degree in Business Administration with an emphasis in Accounting from Biola University in La Mirada, California. Mr. Snyder is a Certified Public Accountant (California).

Stacie K. Yamane is our Chief Accounting Officer, a position she has held since August 2009. Ms. Yamane is also the Chief Accounting Officer, Portfolio Accounting of our advisor and Chief Accounting Officer of KBS REIT I, KBS REIT II, KBS REIT III and KBS Legacy Partners Apartment REIT, positions she has held for these entities since October 2008, October 2008, October 2008, January 2010 and August 2009, respectively. From July 2007 until December 2008, Ms. Yamane served as the Chief Financial Officer and from July 2007 to October 2008 she served as Controller of KBS REIT II; from October 2004 to October 2008, she served as Fund Controller of our advisor; from June 2005 to December 2008 she served as Chief Financial Officer of KBS REIT I; and from June 2005 to October 2008 she served as Controller of KBS REIT I.

Ms. Yamane also serves as Senior Vice President/Controller, Portfolio Accounting for KBS Realty Advisors LLC, a position she has held since 2004. She served as a Vice President/Portfolio Accounting with KBS-affiliated investment advisors from 1995 to 2004. At KBS Realty Advisors, Ms. Yamane is responsible for client accounting/ reporting for two real estate portfolios. These portfolios consist of industrial, office and retail properties as well as land parcels. Ms. Yamane works closely with portfolio managers, asset managers, property managers and clients to ensure the completion of timely and accurate accounting, budgeting and financial reporting. In addition, she assists in the supervision and management of KBS Realty Advisors' accounting department.

Prior to joining an affiliate of KBS Realty Advisors in 1995, Ms. Yamane was an audit manager at Kenneth Leventhal & Company, a CPA firm specializing in real estate. During her eight years at Kenneth Leventhal & Company, Ms. Yamane performed or supervised a variety of auditing, accounting and consulting engagements including the audit of financial statements presented in accordance with GAAP, as well as financial statements presented on a cash and tax basis, the valuation of asset portfolios and the review and analysis of internal control systems. Her experiences with various KBS-affiliated entities and Kenneth Leventhal & Company give her over 25 years of real estate experience.

Ms. Yamane received a Bachelor of Arts Degree in Business Administration with a dual concentration in Accounting and Management Information Systems from California State University, Fullerton. She is a Certified Public Accountant (inactive California).

Michael L. Meyer is one of our independent directors and is the chairman of the audit committee, a position he has held since October 2009. He is also an independent director and the chairman of the audit committee of KBS Legacy Partners Apartment REIT, positions he has held since January 2010. Mr. Meyer is a private real estate investor and since 1999 has been the Chief Executive Officer of the Michael L. Meyer Company. The Michael L. Meyer Company is a principal and/or manager of real estate entities and provides those entities with property acquisition, financing and management services and advice. Since June 2006, Mr. Meyer also has been a principal of TwinRock Partners, LLC (formerly known as AMG Realty Investors, LLC), a commercial and residential real estate investment company. From 2000 to 2003, Mr. Meyer was a principal in Advantage 4 LLC, a provider of telecommunications systems for real estate projects. From 1999 to 2003, Mr. Meyer was also a principal of Pacific Capital Investors, which acquired non-performing loans secured by real estate in Japan. From 1974 to 1998, Mr. Meyer was Managing Partner-Orange County and Audit Partner of the E&Y Kenneth Leventhal Real Estate Group of Ernst & Young LLP and its predecessor. Mr. Meyer is a director and member of the audit committee of Opus Bank and is a director and chairman of the audit committee of Paladin Realty Income Properties, Inc., positions he has held for these entities since September 2010 and February 2004, respectively. Additionally, Mr. Meyer served as a director and member of the audit committee of City National Bank and City National Corporation, positions he held for these entities from July 1999 to April 2010.

Mr. Meyer was inducted into the California Building Industry Foundation Hall of Fame in June of 1999 for outstanding achievements in the real estate industry and community. Mr. Meyer was also the recipient of the University of California Irvine Graduate School of Management Real Estate Program Lifetime Achievement Award. Mr. Meyer received a Bachelors of Business Administration from the University of Iowa. He is a Certified Public Accountant (inactive California).

The board of directors has concluded that Mr. Meyer is qualified to serve as one of our independent directors and the chairman of our audit committee for reasons including his expertise with respect to commercial real estate investments and accounting and financial reporting matters. Mr. Meyer has over 12 years of experience investing in commercial real estate and providing commercial real estate acquisition, financing and management services and advice. In addition, with 35 years of experience as an independent Certified Public Accountant or auditor for real estate companies, Mr. Meyer provides our board of directors with substantial expertise regarding real estate accounting and financial reporting matters. Further, Mr. Meyer's experience as a director and chair of the audit committee of Paladin Realty Income Properties, Inc. and KBS Legacy Partners Apartment REIT and as a director and member of the audit committee of Opus Bank, City National Bank and City National Corporation provide him with an understanding of the requirements of serving on a public company board of directors.

William M. Petak is one of our independent directors, a position he has held since October 2009. Since April 2009, Mr. Petak has served as the Managing Principal of CorAmerica Capital LLC, a commercial real estate loan investment manager. CorAmerica Capital was established to acquire discounted performing mortgage and real estate-related assets as well as originate new real estate investments. Mr. Petak has over 28 years of experience in the real estate industry and 22 years of experience investing in real estate-related debt investments. From January 2005 to April 2009, Mr. Petak served as Senior Vice President and Director for AIG Mortgage Capital, LLC, a subsidiary of American International Group, Inc. (AIG). Mr. Petak also served as National Head of Mortgage Lending and Real Estate for the retirement services company, SunAmerica, Inc., from January 1999 to August 2001, and served as Managing Director for AIG Investments, Inc. as well as National Head of Mortgage Lending and Real Estate for both SunAmerica and the life insurance company American General from August 2001 to April 2009. Both SunAmerica and American General were acquired by AIG in 1999 and 2001, respectively, and were managed on a mutually exclusive basis. Mr. Petak joined AIG with the merger of SunAmerica with AIG in 1999. Ultimately, Mr. Petak was responsible for AIG Mortgage Capital's regulated insurance portfolios' fixed income real estate investments nationwide. He served on both the Securitized Products Group Committee and Global Asset Allocation Committee for the regulated insurance companies of AIG.

Prior to joining AIG in 1999, Mr. Petak was SunAmerica Investments' Senior Vice President. Mr. Petak was responsible for SunAmerica's national mortgage lending and real estate investments as well as its leveraged lease real estate acquisitions. From 1996 to 2007, Mr. Petak served as a Loan Committee member and as a member of the board of directors for GreenPark Financial, one of the nation's largest Fannie Mae DUS lenders. From 1983 to 1989, he worked with Pacific Financial Group, a privately held Beverly Hills real estate investment company, as Vice President of Acquisitions.

Mr. Petak is a graduate of the University of Southern California with a Bachelor of Science in Finance and Business Economics. He is a member of the Mortgage Bankers Association, the Commercial Mortgage Securities Association, a member of the Life Mortgage & Real Estate Officer Council and is a founding member of the Board for the Richard S. Ziman Center for Real Estate at UCLA and currently serves as its Chairman.

The board of directors has concluded that Mr. Petak is qualified to serve as one of our independent directors for reasons including his expertise in the real estate finance markets. With over 28 years of experience in the real estate industry and 22 years of experience investing in real estate-related debt, Mr. Petak offers insights and perspective with respect to our investment portfolio. Further, as a member of the Mortgage Bankers Association, the Commercial Mortgage Securities Association, and the Life Mortgage & Real Estate Officer Council, and a founding

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member and current Chairman of the Board for the Richard S. Ziman Center for Real Estate at UCLA, Mr. Petak is regularly and actively engaged in both the professional and academic community.

Eric J. Smith is one of our independent directors and is the chairman of our conflicts committee, positions he has held since October 2009. Mr. Smith has over 27 years of experience in the real estate finance industry. From March 2012 to January 2013, Mr. Smith served as Managing Director—Sales for Loan Value Group, a firm that works with holders of residential mortgage risk to reduce their exposure to borrower strategic default. From 1985 to 2009, Mr. Smith was employed by the Credit Suisse Group and its predecessor firms. From September 2004 to February 2009, he was the Managing Director, Fixed Income Sales for the Securitized Products unit. From 2002 to September 2004, he was Managing Director and San Francisco Branch Manager, Fixed Income Sales. From 1998 to 2002, he was Director, Fixed Income Sales. From 1985 to 1998, he was Vice President, Fixed Income Sales. While at Credit Suisse and its predecessor firms, he was responsible for the acquisition and disposition of residential and commercial whole loans, public and private investment grade and non-investment grade residential and commercial mortgage-backed securities and CDOs. He also executed trades in U.S. government securities, asset-backed securities, corporate bonds and repurchase lending. Prior to working for Credit Suisse and its predecessor firms, Mr. Smith was with Farmer's Savings as a regional director for real estate mortgage acquisitions and with Wells Fargo Mortgage as a Vice President in their Secondary Mortgage Division. Mr. Smith received a Bachelor of Science in Finance from California State University Sacramento.

The board of directors has concluded that Mr. Smith is qualified to serve as one of our independent directors and the chairman of our conflicts committee for reasons including his expertise in the real estate finance markets. Mr. Smith has experience with a broad range of debt-related investments, including residential and commercial whole loans, public and private investment grade and non-investment grade residential and commercial mortgage-backed securities, U.S. government securities, asset-backed securities and repurchase lending. With over 27 years of experience in the real estate finance industry, Mr. Smith's knowledge and expertise of the real estate finance market complements that of the other board members.

Compensation of Executive Officers

Our executive officers do not receive compensation directly from us for services rendered to us. Our executive officers are officers and/or employees of, or hold an indirect ownership interest in our advisor, and/or its affiliates, and our executive officers are compensated by these entities, in part, for their services to us. See "Report of the Conflicts Committee – Certain Transactions with Related Persons" for a discussion of the fees paid to our advisor and its affiliates.

Compensation of Directors

If a director is also one of our executive officers, we do not pay any compensation to that person for services rendered as a director. The amount and form of compensation payable to our independent directors for their service to us is determined by the conflicts committee, based upon recommendations from our advisor. Two of our executive officers, Messrs. Hall and McMillan, manage and control our advisor, and through our advisor, they are involved in recommending and setting the compensation to be paid to our independent directors.

We have provided below certain information regarding compensation earned by or paid to our directors during fiscal year 2012.

Name	Fees Earned or Paid in Cash in 2012 [(1)]	All Other Compensation	Total
Michael L. Meyer	$ 94,837	$ –	$ 94,837
William M. Petak	91,837	–	91,837
Eric J. Smith	101,837	–	101,837
Keith D. Hall[(2)]	–	–	–
Peter McMillan III[(2)]	–	–	–

(1) Fees Earned or Paid in Cash include fees earned in (i) 2011 but paid or reimbursed in the first quarter of 2012 as follows: Mr. Meyer $5,337; Mr. Petak $5,337; and Mr. Smith $6,337; and (ii) 2012 and paid or to be paid in 2013 as follows: Mr. Meyer $5,333; Mr. Petak $5,333; and Mr. Smith $6,333.

(2) Directors who are also our executive officers do not receive compensation for services rendered as a director.

Cash Compensation

We compensate each of our independent directors with an annual retainer of $40,000. In addition, we pay our independent directors for attending board and committee meetings as follows:

- $2,500 for each board meeting attended;
- $2,500 for each committee meeting attended (except that the committee chairman is paid $3,000 for each committee meeting attended);
- $2,000 for each teleconference meeting of the board; and
- $2,000 for each teleconference meeting of any committee (except that the committee chairman is paid $3,000 for each teleconference committee meeting attended).

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

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STOCK OWNERSHIP

The following table shows, as of April 10, 2013 the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of all Shares
KBS Capital Advisors LLC	20,000(3)	*
Keith D. Hall, Chief Executive Officer and Director	307,411(3)(4)	*
Peter McMillan III, Chairman of the Board, President and Director	307,411(3)(4)	*
David E. Snyder, Chief Financial Officer, Treasurer and Secretary	–	–
Stacie K. Yamane, Chief Accounting Officer	–	–
Michael L. Meyer, Independent Director	–	–
William M. Petak, Independent Director	–	–
Eric J. Smith, Independent Director	–	–
All directors and executive officers as a group	307,411(3)(4)	*

* Less than 1% of the outstanding common stock.

(1) The address of each named beneficial owner is c/o KBS Strategic Opportunity REIT, Inc., 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660.

(2) None of the shares is pledged as security.

(3) Includes 20,000 shares owned by KBS Capital Advisors, which is indirectly owned and controlled by Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr.

(4) Includes 287,441 shares owned by Willowbrook Capital Group LLC, which is directly owned and controlled by Peter McMillan III and Keith D. Hall.

Section 16(a) Beneficial Ownership Reporting Compliance

Under U.S. securities laws, directors, executive officers, and any persons beneficially owning more than 10% of our common stock are required to report their initial ownership of the common stock and most changes in that ownership to the SEC. The SEC has designated specific due dates for these reports, and we are required to identify in this proxy statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and written representations of our directors and executive officers, we believe all persons subject to the Section 16 reporting requirements filed the reports on a timely basis in 2012.

PROPOSAL 1. ELECTION OF DIRECTORS

At the annual meeting, you and the other stockholders will vote on the election of all five members of the board of directors. Those persons elected will serve as directors until the 2014 annual meeting and until their successors are duly elected and qualified. The board of directors has nominated the following people for re-election as directors:

- Keith D. Hall
- Michael L. Meyer
- Eric J. Smith
- Peter McMillan III
- William M. Petak

Each of the nominees for director is a current director. Detailed information on each nominee is provided on pages 16 through 20.

Vote Required

Under our charter, a majority of the shares present in person or by proxy at an annual meeting at which a quorum is present is required for the election of the directors. This means that, of the shares present in person or by proxy at an annual meeting, a director nominee needs to receive affirmative votes from a majority of such shares in order to be elected to the board of directors. Because of this majority vote requirement, **"withhold" votes and broker non-votes will have the effect of a vote against each nominee for director**. If an incumbent director nominee fails to receive the required number of votes for reelection, then under Maryland law, he or she will continue to serve as a "holdover" director until his or her successor is duly elected and qualified.

The appointed proxies will vote your shares of common stock as you instruct. If you submit a proxy card with no further instructions, the appointed proxies will vote your shares FOR all of the director nominees listed above. If any nominee becomes unable or unwilling to stand for re-election, the board of directors may reduce its size or designate a substitute. If a substitute is designated, proxies voting on the original nominee will be cast for the substituted nominee.

Whether you plan to attend the meeting and vote in person or not, we urge you to have your vote recorded. Stockholders have the following three options for submitting their votes by proxy: (1) via the Internet, (2) by telephone or (3) by mail, using the enclosed proxy card. YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL NOMINEES LISTED FOR REELECTION AS DIRECTORS.

PROPOSAL 2. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the annual meeting, you and the other stockholders will vote on the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

The audit committee has appointed Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

The audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm. In making its determination regarding whether to appoint or retain a particular independent registered public accounting firm, the audit committee takes into account the opinions of management and our internal auditors in assessing the independent registered public accounting firm's qualifications, performance and independence. Notwithstanding its appointment of Ernst & Young LLP, the audit committee may, however, select new auditors at any time in the future in its discretion if it deems such decision to be in our best interests. If the appointment of Ernst & Young LLP is not ratified by our stockholders, the audit committee may consider whether it should appoint another independent registered public accounting firm.

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During the year ended December 31, 2012, Ernst & Young LLP served as our independent registered public accounting firm and provided certain tax and other services. Ernst & Young LLP has served as our independent registered public accounting firm since our formation. We expect that Ernst & Young LLP representatives will be present at the annual meeting and they will have the opportunity to make a statement if they desire to do so. In addition, we expect that the Ernst & Young LLP representatives will be available to respond to appropriate questions posed by stockholders.

Vote Required

Under our bylaws, a majority of the votes cast at the annual meeting at which a quorum is present is required for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013. Abstentions and broker non-votes will not count as votes actually cast with respect to determining if a majority vote is obtained under our bylaws and will have no effect on the determination of this proposal.

The appointed proxies will vote your shares of common stock as you instruct. If you submit a proxy card with no further instructions, the appointed proxies will vote your shares FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

Whether you plan to attend the meeting and vote in person or not, we urge you to have your vote recorded. Stockholders have the following three options for submitting their votes by proxy: (1) via the Internet, (2) by telephone or (3) by mail, using the enclosed proxy card. YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

STOCKHOLDER PROPOSALS

Any proposals by stockholders for inclusion in proxy solicitation material for the next annual meeting must be received by our secretary, David E. Snyder, at our executive offices no later than December 25, 2013. However, if we hold the annual meeting before June 8, 2014 or after August 7, 2014, stockholders must submit proposals for inclusion in our 2014 proxy statement within a reasonable time before we begin to print our proxy materials. The mailing address of our executive offices is 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660. If a stockholder wishes to present a proposal at the 2014 annual meeting, whether or not the proposal is intended to be included in the 2014 proxy materials, our bylaws require that the stockholder give advance written notice to our secretary by January 24, 2014.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in accordance with the discretion of the proxy holder.

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KBS Strategic Opportunity REIT, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660
(866) 527-4264
www.kbsreits.com